Exhibit 99.1

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 91 for details.

Quarterly Report
to Shareholders

Scotiabank reports third quarter results

TORONTO, August
 29, 2023 –
Scotiabank reported third quarter net income of $2,212 million compared to $2,594 million in the same period last year. Diluted earnings per share (EPS) were $1.72, compared to $2.09 in the same period a year ago.

Adjusted net income
(1)
for the third quarter was $2,227 million and EPS was $1.73, down from $2.10 last year. Adjusted return on equity was 12.2% compared to 15.4% a year ago.

“The Bank delivered another quarter of stable earnings, strengthening our capital and liquidity metrics while prudently increasing loan loss allowances and managing expense growth as we navigate this period of economic uncertainty,” said Scott Thomson, President and CEO of Scotiabank.

Canadian Banking delivered adjusted earnings
(1)
of $1,063 million this quarter, as provision for credit losses continued to increase. Strong net interest income in the quarter drove an increase in pre-tax pre-provision earnings
(2)
.

International Banking generated adjusted earnings
(1)
of $654 million. Strong revenues more than offset higher non-interest expenses resulting in higher pre-tax pre-provision earnings
(2)
. This was offset by higher provision for credit losses.

Global Wealth Management adjusted earnings
(1)
were $375 million. Strong double-digit growth across our international businesses were partly offset by challenging market conditions that continue to impact revenue growth in Canada.

Global Banking and Markets reported earnings of $434 million this quarter, an increase of 15% year-over-year. The results reflect solid capital markets performance in a challenging market environment.

The Bank reported an increased Common Equity Tier 1 (CET1) capital ratio
(3)
of 12.7%, up from 11.4% last year. The Liquidity Coverage Ratio (LCR)
(4)
was strong at 133%, up from 122% in the prior year.

“Our results this quarter demonstrate early progress on our deposit growth initiatives and continued focus on balance sheet strength and stability, key priorities as we position the Bank for our next phase of growth,” said Scott Thomson.

(1)
   Refer to
Non-GAAP
Measures section starting on page 4.
(2)
   Pre-tax, pre-provision (PTPP) earnings are calculated as revenue net of non-interest expenses. This is a non-GAAP measure. PTPP earnings do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. The Bank uses PTPP earnings to assess its ability to generate earnings growth excluding the impact of credit losses and income taxes. The Bank believes that certain non-GAAP measures provide readers with a better understanding of how management assesses performance
.
(3)
   This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).
(4)
   This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).

Enhanced Disclosure Task Force (EDTF) Recommendations
Below is the index of EDTF recommendations to facilitate easy reference in the Bank’s public disclosure documents available on
www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Q3 2023		2022 Annual Report
Type of risk	Number	Disclosure	Quarterly Report	Supplementary Regulatory Capital Disclosures	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.			14
	2	The Bank’s risk to terminology, measures and key parameters.			74-78
	3	Top and emerging risks, and the changes during the reporting period.			80-81, 85-91
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	48-51		54-57, 99-102, 114-116
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.			72-74
	6	Description of risk culture and procedures applied to support the culture.			74-78
	7	Description of key risks from the Bank’s business model.			79
	8	Stress testing use within the Bank’s risk governance and capital management.			75-76
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	48-49	3-4	54-57	206
	10	a) Regulatory capital components.	48-49, 79	20-23	58
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.		17-18
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	48-49	82	59-60
	12	Discussion of targeted level of capital, and the plans on how to establish this.			54-57
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.		6, 36-38, 41-56, 65-69, 73, 85, 91	63-67, 79, 123	176, 229
	14	Analysis of the capital requirements for each Basel asset class.		15-16, 36-57, 63-69, 73, 78-81	63-67	176, 223-229
	15	Tabulate credit risk in the Banking Book.	83	15-16, 36-57, 78-81	63-67	224
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.		58, 72, 84	63-67
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.		89	64-66
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	39-42		97-102
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	39-42		99
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	46-47		103-105
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	44-45		102-103
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	38-39		96
	23	Discussion of significant trading and non-trading market risk factors.	84		92-97	228-229
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	37, 84		92-97	228-229
	25	Other risk management techniques e.g. stress tests, stressed VaR, tail risk and market liquidity horizon.			92-97	229
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.		6, 36-38, 41-56, 65-69	85-91, 117-123	186-187, 225-227
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.				155-157, 187
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	66	33, 34	88, 117-118, 120, 121	187
	29	Analysis of counterparty credit risk that arises from derivative transactions.	49-50, 83	90	83-84	174-177
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	83		83-84, 89
Other risks	31	Quantified measures of the management of operational risk.			67, 106
	32	Discussion of publicly known risk items.	50		71

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended July 31, 2023. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2022 Annual Report. This MD&A is dated August 29, 2023.
Additional information relating to the Bank, including the Bank’s 2022 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2022 Annual Report and Annual Information Form are available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Non-GAAP Measures

13	Financial Highlights

14	Overview of Performance

16	Group Financial Performance

18	Business Segment Review

31	Geographic Highlights

32	Quarterly Financial Highlights

33	Financial Position

33	Risk Management

48	Capital Management

49	Financial Instruments

50	Off-Balance Sheet Arrangements

50	Regulatory Developments

51	Accounting Policies and Controls

52	Share Data

53	Glossary
Forward-looking Statements
From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2022 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.
We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and business areas in which we operate, including through internet and mobile banking and non-traditional
competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the
COVID-19
pandemic and its impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2022 Annual Report, as may be updated by quarterly reports.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2022 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2023 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
Additional information relating to the Bank can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP
Measures
The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP
basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP
measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP
measures and ratios are used throughout this report and defined below.
Adjusted results and diluted earnings per share
The following tables present a reconciliation of GAAP reported financial results to non-GAAP
adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest
expenses, income taxes and
non-controlling
interest. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance. Net income and diluted earnings per share have been adjusted for the following:
Adjustments impacting current and prior periods:

1.	Amortization of acquisition-related intangible assets:
These costs relate to the amortization of intangibles recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

2.	Canada Recovery Dividend, recorded in Q1 2023:
The Bank recognized an additional income tax expense of $579 million reflecting the present value of the amount payable for the Canada Recovery Dividend (CRD). The CRD is a Canadian federal tax measure which requires the Bank to pay a one-time
tax of 15% on taxable income in excess of $1 billion, based on the average taxable income for the 2020 and 2021 taxation years. The CRD is payable in equal amounts over five years; however, the present value of these payments must be recognized as a liability in the quarter enacted. The charge was recorded in the Other operating segment.

Adjustments impacting Q4 2022 only:

1.	Restructuring provision:
The Bank recorded a restructuring charge of $66 million ($85 million pre-tax)
related to the realignment of the Global Banking and Markets businesses in Asia Pacific and reductions in technology employees, driven by ongoing technology modernization and digital transformation. This charge was recorded in the Other operating segment.

2.	Support costs for the Scene+ loyalty program:
The Bank recorded costs of $98 million ($133 million
pre-tax)
to support the expansion of the Scene+ loyalty program to include Empire Company Limited as a partner. These committed costs relate to operational support, transition marketing and technology initiatives and were recognized as an expense in the Other operating segment.

3.	Net loss on divestitures and wind-down of operations:
In Q4 2022, the Bank sold its investments in associates in Venezuela and Thailand. Additionally, the Bank wound down its operations in India and Malaysia in relation to its realignment of the business in the Asia Pacific region. Collectively, the sale and wind-down of these entities resulted in a net loss of $340 million ($361 million pre-tax),
of which $294 million ($315 million
pre-tax)
related to the reclassification of cumulative foreign currency translation losses net of hedges, from accumulated other comprehensive income to non-interest
income in the Consolidated Statement of Income. This net loss was recorded in the Other operating segment. For further details on these transactions, please refer to Note 36 of the consolidated financial statements, in the 2022 Annual Report to Shareholders.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

T1 Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the nine months ended
($ millions)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Reported Results
Net interest income	$4,580	$4,466	$4,676	$13,615	$13,493
Non-interest income	3,510	3,463	3,123	10,384	10,297
Total revenue	8,090	7,929	7,799	23,999	23,790
Provision for credit losses	819	709	412	2,166	853
Non-interest expenses	4,562	4,576	4,191	13,602	12,573
Income before taxes	2,709	2,644	3,196	8,231	10,364
Income tax expense	497	485	602	2,088	2,283
Net income	$2,212	$2,159	$2,594	$6,143	$8,081
Net income attributable to non-controlling interests in subsidiaries (NCI)	21	26	54	87	220
Net income attributable to equity holders	2,191	2,133	2,540	6,056	7,861
Net income attributable to preferred shareholders and other equity instrument holders	105	104	36	310	154
Net income attributable to common shareholders	$2,086	$2,029	$2,504	$5,746	$7,707
Diluted earnings per share (in dollars)	$1.72	$1.69	$2.09	$4.76	$6.39
Weighted average number of diluted common shares outstanding (millions)	1,214	1,197	1,203	1,201	1,221
Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	$20	$21	$24	$62	$73
Total non-interest expense adjusting items (Pre-tax)	20	21	24	62	73
Total impact of adjusting items on net income before taxes	20	21	24	62	73
Impact of adjusting items on income tax expense
Canada recovery dividend	–	–	–	579	–
Amortization of acquisition-related intangible assets	(5)	(6)	(7)	(17)	(20)
Total impact of adjusting items on income tax expense	(5)	(6)	(7)	562	(20)
Total impact of adjusting items on net income	$15	$15	$17	$624	$53
Impact of adjusting items on NCI	–	–	–	–	–
Total impact of adjusting items on net income attributable to equity holders and common shareholders	$15	$15	$17	$624	$53
Adjusted Results
Net interest income	$4,580	$4,466	$4,676	$13,615	$13,493
Non-interest income	3,510	3,463	3,123	10,384	10,297
Total revenue	8,090	7,929	7,799	23,999	23,790
Provision for credit losses	819	709	412	2,166	853
Non-interest expenses	4,542	4,555	4,167	13,540	12,500
Income before taxes	2,729	2,665	3,220	8,293	10,437
Income tax expense	502	491	609	1,526	2,303
Net Income	$2,227	$2,174	$2,611	$6,767	$8,134
Net income attributable to NCI	21	26	54	87	220
Net income attributable to equity holders	2,206	2,148	2,557	6,680	7,914
Net income attributable to preferred shareholders and other equity instrument holders	105	104	36	310	154
Net income attributable to common shareholders	$2,101	$2,044	$2,521	$6,370	$7,760
Diluted earnings per share (in dollars)	$1.73	$1.70	$2.10	$5.28	$6.43
Impact of adjustments on diluted earnings per share (in dollars)	$0.01	$0.01	$0.01	$0.52	$0.04
Weighted average number of diluted common shares outstanding (millions)	1,214	1,197	1,203	1,212	1,221

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

T1A Reconciliation of reported and adjusted results by business line

	For the three months ended July 31, 2023 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,062	$647	$368	$434	$(299)	$2,212
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	19	2	–	–	21
Reported net income attributable to equity holders	1,062	628	366	434	(299)	2,191
Reported net income attributable to preferred shareholders and other equity instrument holders	2	1	–	1	101	105
Reported net income attributable to common shareholders	$1,060	$627	$366	$433	$(400)	$2,086
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	10	9	–	–	20
Total non-interest expenses adjustments (Pre-tax)	1	10	9	–	–	20
Total impact of adjusting items on net income before taxes	1	10	9	–	–	20
Impact of adjusting items on income tax expense	–	(3)	(2)	–	–	(5)
Total impact of adjusting items on net income	1	7	7	–	–	15
Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	7	7	–	–	15
Adjusted net income (loss)	$1,063	$654	$375	$434	$(299)	$2,227
Adjusted net income attributable to equity holders	$1,063	$635	$373	$434	$(299)	$2,206
Adjusted net income attributable to common shareholders	$1,061	$634	$373	$433	$(400)	$2,101
(1)	Refer to Business Segment Review on page 18.

	For the three months ended April 30, 2023 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,060	$665	$356	$401	$(323)	$2,159
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	23	3	–	–	26
Reported net income attributable to equity holders	1,060	642	353	401	(323)	2,133
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	1	1	100	104
Reported net income attributable to common shareholders	$1,059	$641	$352	$400	$(423)	$2,029
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	11	9	–	–	21
Total non-interest expenses adjustments (Pre-tax)	1	11	9	–	–	21
Total impact of adjusting items on net income before taxes	1	11	9	–	–	21
Impact of adjusting items on income tax expense	–	(3)	(3)	–	–	(6)
Total impact of adjusting items on net income	1	8	6	–	–	15
Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	8	6	–	–	15
Adjusted net income (loss)	$1,061	$673	$362	$401	$(323)	$2,174
Adjusted net income attributable to equity holders	$1,061	$650	$359	$401	$(323)	$2,148
Adjusted net income attributable to common shareholders	$1,060	$649	$358	$400	$(423)	$2,044
(1)	Refer to Business Segment Review on page 18.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended July 31, 2022 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,213	$677	$378	$378	$(52)	$2,594
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	52	2	–	–	54
Reported net income attributable to equity holders	1,213	625	376	378	(52)	2,540
Reported net income attributable to preferred shareholders and other equity instrument holders	1	–	1	1	33	36
Reported net income attributable to common shareholders	$1,212	$625	$375	$377	$(85)	$2,504
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	5	10	9	–	–	24
Total non-interest expenses adjustments (Pre-tax)	5	10	9	–	–	24
Total impact of adjusting items on net income before taxes	5	10	9	–	–	24
Impact of adjusting items on income tax expense	(1)	(4)	(2)	–	–	(7)
Total impact of adjusting items on net income	4	6	7	–	–	17
Total impact of adjusting items on net income attributable to equity holders and common shareholders	4	6	7	–	–	17
Adjusted net income (loss)	$1,217	$683	$385	$378	$(52)	$2,611
Adjusted net income attributable to equity holders	$1,217	$631	$383	$378	$(52)	$2,557
Adjusted net income attributable to common shareholders	$1,216	$631	$382	$377	$(85)	$2,521
(1)	Refer to Business Segment Review on page 18.

	For the nine months ended July 31, 2023 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$3,209	$2,004	$1,111	$1,354	$(1,535)	$6,143
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	80	7	–	–	87
Reported net income attributable to equity holders	3,209	1,924	1,104	1,354	(1,535)	6,056
Reported net income attributable to preferred shareholders and other equity instrument holders	3	4	2	3	298	310
Reported net income attributable to common shareholders	$3,206	$1,920	$1,102	$1,351	$(1,833)	$5,746
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	4	31	27	–	–	62
Total non-interest expenses adjustments (Pre-tax)	4	31	27	–	–	62
Total impact of adjusting items on net income before taxes	4	31	27	–	–	62
Impact of adjusting items on income tax expense
Canada recovery dividend	–	–	–	–	579	579
Impact of other adjusting items on income tax expense	(1)	(9)	(7)	–	–	(17)
Total impact of adjusting items on income tax expense	(1)	(9)	(7)	–	579	562
Total impact of adjusting items on net income	3	22	20	–	579	624
Total impact of adjusting items on net income attributable to equity holders and common shareholders	3	22	20	–	579	624
Adjusted net income (loss)	$3,212	$2,026	$1,131	$1,354	$(956)	$6,767
Adjusted net income attributable to equity holders	$3,212	$1,946	$1,124	$1,354	$(956)	$6,680
Adjusted net income attributable to common shareholders	$3,209	$1,942	$1,122	$1,351	$(1,254)	$6,370
(1)	Refer to Business Segment Review on page 18.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the nine months ended July 31, 2022 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$3,593	$1,988	$1,202	$1,427	$(129)	$8,081
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	213	7	–	–	220
Reported net income attributable to equity holders	3,593	1,775	1,195	1,427	(129)	7,861
Reported net income attributable to preferred shareholders and other equity instrument holders	5	5	3	4	137	154
Reported net income attributable to common shareholders	$3,588	$1,770	$1,192	$1,423	$(266)	$7,707
Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	16	30	27	–	–	73
Total non-interest expenses adjustments (Pre-tax)	16	30	27	–	–	73
Total impact of adjusting items on net income before taxes	16	30	27	–	–	73
Impact of adjusting items on income tax expense	(4)	(9)	(7)	–	–	(20)
Total impact of adjusting items on net income	12	21	20	–	–	53
Total impact of adjusting items on net income attributable to equity holders and common shareholders	12	21	20	–	–	53
Adjusted net income (loss)	$3,605	$2,009	$1,222	$1,427	$(129)	$8,134
Adjusted net income attributable to equity holders	$3,605	$1,796	$1,215	$1,427	$(129)	$7,914
Adjusted net income attributable to common shareholders	$3,600	$1,791	$1,212	$1,423	$(266)	$7,760
(1)	Refer to Business Segment Review on page 18.
Constant Dollar
International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP
measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the table “Impact of foreign currency translation” in Overview of Performance on page 15.
T2 Reconciliation of International Banking’s reported and adjusted results and constant dollar results

Reported Results	For the three months ended						For the nine months ended
($ millions)	April 30, 2023			July 31, 2022			July 31, 2022
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,007	$(22)	$2,029	$1,759	$(194)	$1,953	$5,094	$(436)	$5,530
Non-interest income	745	(44)	789	660	(27)	687	2,129	(12)	2,141
Total revenue	2,752	(66)	2,818	2,419	(221)	2,640	7,223	(448)	7,671
Provision for credit losses	436	(10)	446	325	(31)	356	875	(63)	938
Non-interest expenses	1,479	(25)	1,504	1,295	(122)	1,417	3,848	(268)	4,116
Income tax expense	172	(8)	180	122	(4)	126	512	(10)	522
Net income	$665	$(23)	$688	$677	$(64)	$741	$1,988	$(107)	$2,095
Net income attributable to non-controlling interest in subsidiaries (NCI)	$23	$2	$21	$52	$(4)	$56	$213	$(11)	$224
Net income attributable to equity holders of the Bank	$642	$(25)	$667	$625	$(60)	$685	$1,775	$(96)	$1,871
Other measures
Average assets ($ billions)	$239	$(1)	$240	$209	$(20)	$229	$203	$(16)	$219
Average liabilities ($ billions)	$181	$(1)	$182	$155	$(17)	$172	$149	$(13)	$162

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Adjusted Results	For the three months ended						For the nine months ended
($ millions)	April 30, 2023			July 31, 2022			July 31, 2022
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$2,007	$(22)	$2,029	$1,759	$(194)	$1,953	$5,094	$(436)	$5,530
Non-interest income	745	(44)	789	660	(27)	687	2,129	(12)	2,141
Total revenue	2,752	(66)	2,818	2,419	(221)	2,640	7,223	(448)	7,671
Provision for credit losses	436	(10)	446	325	(31)	356	875	(63)	938
Non-interest expenses	1,468	(25)	1,493	1,285	(122)	1,407	3,818	(267)	4,085
Income tax expense	175	(9)	184	126	(3)	129	521	(9)	530
Net income	$673	$(22)	$695	$683	$(65)	$748	$2,009	$(109)	$2,118
Net income attributable to NCI	$23	$3	$20	$52	$(3)	$55	$213	$(11)	$224
Net income attributable to equity holders of the Bank	$650	$(25)	$675	$631	$(62)	$693	$1,796	$(98)	$1,894
Reconciliation of average total assets, core earning assets and core net interest income
Earning assets
Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances. This is a non-GAAP
measure.
Non-earning
assets
Non-earning
assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and other intangible assets, deferred tax assets and other assets. This is a non-GAAP
measure.
Core earning assets
Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans net of allowances. This is a non-GAAP
measure. The Bank believes that this measure is useful for readers as it represents the main interest-generating assets and eliminates the impact of trading businesses.
Core net interest income
Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP
measure.
Net interest margin
Net interest margin is calculated as core net interest income (annualized) for the business line divided by average core earning assets. Net interest margin is a non-GAAP
ratio.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

T3 Reconciliation of average total assets, average earning assets, average core earning assets and net interest margin by business line
Consolidated Bank

	For the three months ended			For the nine months ended
($ millions)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Average total assets – Reported (1)	$1,401,515	$1,390,459	$1,295,165	$1,391,195	$1,265,149
Less: Non-earning assets	109,143	111,261	111,324	113,507	101,933
Average total earning assets (1)	$1,292,372	$1,279,198	$1,183,841	$1,277,688	$1,163,216
Less:
Trading assets	124,939	115,611	128,890	120,225	145,395
Securities purchased under resale agreements and securities borrowed	191,030	189,757	146,002	185,193	134,869
Other deductions	75,717	73,073	62,710	73,191	60,166
Average core earning assets (1)	$900,686	$900,757	$846,239	$899,079	$822,786
Net Interest Income – Reported	$4,580	$4,466	$4,676	$13,615	$13,493
Less: Non-core net interest income	(192)	(204)	(53)	(601)	(63)
Core net interest income	$4,772	$4,670	$4,729	$14,216	$13,556
Net interest margin	2.10%	2.13%	2.22%	2.11%	2.20%
(1)	Average balances represent the average of daily balances for the period.
Canadian Banking

	For the three months ended			For the nine months ended
($ millions)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Average total assets – Reported (1)	$450,192	$450,634	$437,269	$450,285	$424,088
Less: Non-earning assets	4,066	3,957	4,089	4,020	4,085
Average total earning assets (1)	$446,126	$446,677	$433,180	$446,265	$420,003
Less:
Trading assets	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	–	–	–	–	–
Other deductions	30,123	28,655	24,646	28,688	22,569
Average core earning assets (1)	$416,003	$418,022	$408,534	$417,577	$397,434
Net Interest Income – Reported	$2,468	$2,340	$2,361	$7,194	$6,638
Less: Non-core net interest income	–	–	–	–	–
Core net interest income	$2,468	$2,340	$2,361	$7,194	$6,638
Net interest margin	2.35%	2.30%	2.29%	2.30%	2.23%
(1)	Average balances represent the average of daily balances for the period.
International Banking

	For the three months ended			For the nine months ended
($ millions)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Average total assets – Reported (1)	$241,396	$238,705	$209,076	$236,130	$203,007
Less: Non-earning assets	19,611	20,050	18,448	19,582	17,284
Average total earning assets (1)	$221,785	$218,655	$190,628	$216,548	$185,723
Less:
Trading assets	6,271	6,059	4,860	5,818	4,846
Securities purchased under resale agreements and securities borrowed	3,493	2,868	2,245	3,134	872
Other deductions	7,890	7,240	6,616 (2)	7,570	6,679	(2)
Average core earning assets (1)	$204,131	$202,488	$176,907	$200,026	$173,326
Net Interest Income – Reported	$2,118	$2,007	$1,759	$6,024	$5,094
Less: Non-core net interest income	8	(27)	(1)	(73)	7
Core net interest income	$2,110	$2,034	$1,760	$6,097	$5,087
Net interest margin	4.10%	4.12%	3.95%	4.08%	3.92%
(1)	Average balances represent the average of daily balances for the period.
(2)	Prior period has been restated to reflect the deduction of non-interest-bearing deposits with financial institutions, to align with the Bank’s definition.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent within each business segment.
Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed.
Adjusted return on equity is a
non-GAAP
ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
T4 Return on equity by operating segment

	For the three months ended July 31, 2023
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$1,060	$627	$366	$433	$(400)		$2,086
Total average common equity	18,678	18,493	9,743	13,310	8,305		68,529
Return on equity	22.5%	13.4%	14.9%	12.9%	nm	(1)	12.1%
Adjusted (2)
Net income attributable to common shareholders	$1,061	$634	$373	$433	$(400)		$2,101
Return on equity	22.5%	13.6%	15.2%	12.9%	nm	(1)	12.2%
(1)	Not meaningful
(2)	Refer to Tables on page 5.

	For the three months ended April 30, 2023							For the three months ended July 31, 2022
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$1,059	$641	$352	$400	$(423)		$2,029	$1,212	$625	$375	$377	$(85)		$2,504
Total average common equity	19,077	19,866	9,732	15,587	3,332		67,594	18,433	19,085	9,631	13,488	4,301		64,938
Return on equity	22.8%	13.2%	14.8%	10.5%	nm	(1)	12.3%	26.1%	13.0%	15.5%	11.1%	nm	(1)	15.3%
Adjusted (2)
Net income attributable to common shareholders	$1,060	$649	$358	$400	$(423)		$2,044	$1,216	$631	$382	$377	$(85)		$2,521
Return on equity	22.8%	13.4%	15.1%	10.5%	nm	(1)	12.4%	26.2%	13.1%	15.7%	11.1%	nm	(1)	15.4%
(1)	Not meaningful
(2)	Refer to Tables on page 5.

	For the nine months ended July 31, 2023							For the nine months ended July 31, 2022
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$3,206	$1,920	$1,102	$1,351	$(1,833)		$5,746	$3,588	$1,770	$1,192	$1,423	$(266)		$7,707
Total average common equity	18,834	19,214	9,770	14,802	4,460		67,080	17,885	18,482	9,534	13,014	6,285		65,200
Return on equity	22.8%	13.4%	15.1%	12.2%	nm	(1)	11.5%	26.8%	12.8%	16.7%	14.6%	nm	(1)	15.8%
Adjusted (2)
Net income attributable to common shareholders	$3,209	$1,942	$1,122	$1,351	$(1,254)		$6,370	$3,600	$1,791	$1,212	$1,423	$(266)		$7,760
Return on equity	22.8%	13.5%	15.4%	12.2%	nm	(1)	12.7%	26.9%	13.0%	17.0%	14.6%	nm	(1)	15.9%
(1)	Not meaningful
(2)	Refer to Tables on page 5.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Return on tangible common equity
Return on tangible common equity is a profitability measure that is calculated by dividing the net income attributable to common shareholders (annualized), adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP
ratio.
Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of average tangible common equity. This is a non-GAAP
ratio.
T5 Return on tangible common equity

	For the three months ended			For the nine months ended
($ millions)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Reported
Average common equity – Reported (1)	$68,529	$67,594	$64,938	$67,080	$65,200
Average goodwill (1)(2)	(9,515)	(9,513)	(9,157)	(9,425)	(9,195)
Average acquisition-related intangibles (net of deferred tax) (1)	(3,737)	(3,747)	(3,791)	(3,748)	(3,813)
Average tangible common equity (1)	$55,277	$54,334	$51,990	$53,907	$52,192
Net income attributable to common shareholders – reported	$2,086	$2,029	$2,504	$5,746	$7,707
Amortization of acquisition-related intangible assets (after tax) (3)	15	15	17	45	53
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after tax)	$2,101	$2,044	$2,521	$5,791	$7,760
Return on tangible common equity (4)	15.1%	15.4%	19.2%	14.4%	19.9%
Adjusted (3)
Adjusted net income attributable to common shareholders	$2,101	$2,044	$2,521	$6,370	$7,760
Return on tangible common equity – adjusted (4)	15.1%	15.4%	19.2%	15.8%	19.9%
(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Includes imputed goodwill from investments in associates.
(3)	Refer to Table on page 5.
(4)	Calculated on full dollar amounts.
Adjusted productivity ratio
Adjusted productivity ratio represents adjusted
non-interest
expenses as a percentage of adjusted total revenue. This is a non-GAAP
ratio.
Management uses the productivity ratio as a measure of the Bank’s efficiency. A lower ratio indicates improved productivity.
Adjusted operating leverage
This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest
expenses. This is a
non-GAAP
ratio.
Management uses operating leverage as a way to assess the degree to which the Bank can increase operating income by increasing revenue.
Trading-related revenue (Taxable equivalent basis)
Trading-related revenue consists of net interest income and
non-interest
income. Included are unrealized gains and losses on security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded. Trading-related revenue includes certain net interest income and non-interest
income items on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities to an equivalent before tax basis. This is a non-GAAP
measure.
Management believes that this basis for measurement of trading-related revenue provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology.
Adjusted effective tax rate
The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes. This is a non-GAAP
ratio.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Highlights
T6 Financial highlights

	As at and for the three months ended			For the nine months ended
(Unaudited)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Operating results ($ millions)
Net interest income	4,580	4,466	4,676	13,615	13,493
Non-interest income	3,510	3,463	3,123	10,384	10,297
Total revenue	8,090	7,929	7,799	23,999	23,790
Provision for credit losses	819	709	412	2,166	853
Non-interest expenses	4,562	4,576	4,191	13,602	12,573
Income tax expense	497	485	602	2,088	2,283
Net income	2,212	2,159	2,594	6,143	8,081
Net income attributable to common shareholders	2,086	2,029	2,504	5,746	7,707
Operating performance
Basic earnings per share ($)	1.74	1.70	2.10	4.81	6.41
Diluted earnings per share ($)	1.72	1.69	2.09	4.76	6.39
Return on equity (%) (1)	12.1	12.3	15.3	11.5	15.8
Return on tangible common equity (%) (2)	15.1	15.4	19.2	14.4	19.9
Productivity ratio (%) (1)	56.4	57.7	53.7	56.7	52.8
Net interest margin (%) (2)	2.10	2.13	2.22	2.11	2.20
Financial position information ($ millions)
Cash and deposits with financial institutions	90,325	63,893	67,715
Trading assets	119,301	114,695	118,605
Loans	752,205	764,068	713,378
Total assets	1,396,098	1,373,198	1,292,102
Deposits	957,225	945,538	879,582
Common equity	67,982	69,077	65,043
Preferred shares and other equity instruments	8,075	8,075	7,052
Assets under administration (1)	690,846	684,170	630,087
Assets under management (1)	331,340	329,502	319,612
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%) (3)	12.7	12.3	11.4
Tier 1 capital ratio (%) (3)	14.6	14.1	13.0
Total capital ratio (%) (3)	16.9	16.2	15.0
Total loss absorbing capacity (TLAC) ratio (%) (4)	30.5	28.3	28.4
Leverage ratio (%) (5)	4.1	4.2	4.2
TLAC Leverage ratio (%) (4)	8.7	8.4	9.3
Risk-weighted assets ($ millions) (3)	439,814	451,063	452,800
Liquidity coverage ratio (LCR) (%) (6)	133	131	122
Net stable funding ratio (NSFR) (%) (7)	114	111	109
Credit quality
Net impaired loans ($ millions)	3,667	3,554	2,695
Allowance for credit losses ($ millions) (8)	6,094	5,931	5,295
Gross impaired loans as a % of loans and acceptances (1)	0.70	0.67	0.58
Net impaired loans as a % of loans and acceptances (1)	0.47	0.45	0.36
Provision for credit losses as a % of average net loans and acceptances (annualized) (1)(9)	0.42	0.37	0.22	0.37	0.16
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized) (1)(9)	0.38	0.33	0.21	0.33	0.23
Net write-offs as a % of average net loans and acceptance (annualized) (1)	0.34	0.29	0.21	0.31	0.24
Adjusted results (2)
Adjusted net income ($ millions)	2,227	2,174	2,611	6,767	8,134
Adjusted diluted earnings per share ($)	1.73	1.70	2.10	5.28	6.43
Adjusted return on equity (%)	12.2	12.4	15.4	12.7	15.9
Adjusted return on tangible common equity (%)	15.1	15.4	19.2	15.8	19.9
Adjusted productivity ratio (%)	56.1	57.5	53.4	56.4	52.5
Common share information
Closing share price ($) (TSX)	66.40	67.63	78.01
Shares outstanding (millions)
Average – Basic	1,199	1,192	1,195	1,194	1,201
Average – Diluted	1,214	1,197	1,203	1,201	1,221
End of period	1,205	1,198	1,193
Dividends paid per share ($)	1.06	1.03	1.03	3.12	3.03
Dividend yield (%) (1)	6.5	6.0	5.2	6.1	4.9
Market capitalization ($ millions) (TSX)	80,034	81,033	93,059
Book value per common share ($) (1)	56.40	57.65	54.52
Market value to book value multiple (1)	1.2	1.2	1.4
Price to earnings multiple (trailing 4 quarters) (1)	10.3	9.9	9.3
Other information
Employees (full-time equivalent)	91,013	91,030	90,978
Branches and offices (10)	2,398	2,398	2,447
(1)	Refer to Glossary on page 53 for the description of the measure.
(2)	Refer to Non-GAAP Measures section starting on page 4.
(3)
Q3 2023 and Q2 2023 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Prior period regulatory capital ratios were prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(5)
Q3 2023 and Q2 2023 leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023). Prior period leverage ratios were prepared in accordance with OSFI Guideline – Leverage Requirements (November 2018).

(6)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(7)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(8)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities and deposits with financial institutions.
(9)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.
(10)	Prior period amounts have been restated to include MD Financial and Jarislowsky Fraser offices.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of Performance
Financial performance summary
The Bank’s reported net income this quarter was $2,212 million, compared to $2,594 million in the same period last year and $2,159 million last quarter. Diluted earnings per share were $1.72 compared to $2.09 in the same period last year and $1.69 last quarter. Return on equity was 12.1%, compared to 15.3% in the same period last year and 12.3% last quarter.
Adjusted net income was $2,227 million compared to $2,611 million last year, a decrease of 15%. The decrease was due mainly to higher provision for credit losses and non-interest
expenses, partly offset by higher
non-interest
income and a lower provision for income taxes.
Adjusted net income was $2,227 million this quarter compared to $2,174 million last quarter, an increase of 2%. The increase was due mainly to higher revenues, partly offset by a higher provision for credit losses.
Adjusted diluted earnings per share were $1.73 compared to $2.10 last year and $1.70 last quarter. Adjusted return on equity was 12.2% compared to 15.4% a year ago and 12.4% last quarter.
Refer to
non-GAAP
measures starting on page 4 for details of adjustments.
Economic summary and outlook
The global economic outlook is mixed. In Canada and the United States, incoming data suggests households have been more resilient to past interest rate increases, suggesting that these economies are landing softly and will grow more rapidly than earlier forecast. In Europe, economies are slowing more rapidly with a recession there looking to be increasingly likely. There is clear evidence of a significant slowdown in China that is having limited impacts on global markets and commodity prices thus far. The outlook is mixed in the Pacific Alliance countries, where the negative impacts of El Nino are being felt in Peru, economic activity is slowing as expected in Chile and Colombian growth is better than expected so far this year. Mexican growth, as in the United States and Canada, has been stronger than expected as a notable increase in investment is underway.
Inflation continues to be a global challenge and remains well above many central bank targets though recent inflation data generally confirm that inflation is trending down. As a result, some central banks are at the end or nearing the end of the tightening cycle (such as Canada, United States, United Kingdom and Euro Zone), while some are now expected to aggressively cut policy rates this year (Chile, Colombia, Peru and Mexico).
In Canada, the economy is adjusting to higher interest rates and a record population surge. The population surge has contributed to the surprising resilience of the economy in this increasing interest rate cycle. It is also fundamentally raising the economy’s non-inflationary
growth potential. Accompanying this population surge has been resilient, and rising, household spending. The economy is nevertheless slowing, given past increases in the Bank of Canada’s policy rate. This slowdown is expected to be modest by historical standards, with economic activity essentially stalling near the end of 2023 and into 2024. It is likely that the Bank of Canada is done raising interest rates, and will cut rates very gradually starting mid 2024.
A number of risks continue to cloud the outlook. Geopolitical uncertainty remains high. Inflation could again prove to be more persistent, requiring higher policy rates. Economic growth could weaken materially more than currently expected, leading to an earlier reversal in interest rates, but also weaker household and corporate finances.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact of foreign currency translation
The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the “
Constant dollar
” table in
Non-GAAP
Measures on page 8.
T7 Impact of foreign currency translation

	Average exchange rate			% Change
For the three months ended	July 31, 2023	April 30, 2023	July 31, 2022	July 31, 2023 vs. April 30, 2023	July 31, 2023 vs. July 31, 2022
U.S dollar/Canadian dollar	0.750	0.738	0.778	1.5%	(3.6)%
Mexican Peso/Canadian dollar	12.959	13.549	15.678	(4.3)%	(17.3)%
Peruvian Sol/Canadian dollar	2.733	2.799	2.957	(2.4)%	(7.6)%
Colombian Peso/Canadian dollar	3,190.607	3,469.331	3,199.898	(8.0)%	(0.3)%
Chilean Peso/Canadian dollar	602.809	594.071	690.164	1.5%	(12.7)%

			Average exchange rate		% Change
For the nine months ended			July 31, 2023	July 31, 2022	July 31, 2023 vs. July 31, 2022
U.S dollar/Canadian dollar			0.743	0.785	(5.4)%
Mexican Peso/Canadian dollar			13.617	16.044	(15.1)%
Peruvian Sol/Canadian dollar			2.795	3.022	(7.5)%
Colombian Peso/Canadian dollar			3,408.549	3,121.586	9.2%
Chilean Peso/Canadian dollar			614.621	660.947	(7.0)%

			For the three months ended		For the nine months ended
Impact on net income (1) ($ millions except EPS)			July 31, 2023 vs. July 31, 2022	July 31, 2023 vs. April 30, 2023	July 31, 2023 vs. July 31, 2022
Net interest income			$209	$24	$496
Non-interest income (2)			42	22	–
Total revenue			251	46	496
Non-interest expenses			(152)	(20)	(373)
Other items (net of tax) (2)			(58)	(18)	(94)
Net income			$41	$8	$29
Earnings per share (diluted)			$0.03	$0.01	$0.02
Impact by business line ($ millions)
Canadian Banking			$1	$–	$4
International Banking (2)			32	13	25
Global Wealth Management			4	–	18
Global Banking and Markets			11	(5)	56
Other (2)			(7)	–	(74)
Net income			$41	$8	$29
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance
Net income
Q3 2023 vs Q3 2022
Net income was $2,212 million compared to $2,594 million. Adjusted net income was $2,227 million compared to $2,611 million, a decrease of 15%, due mainly to higher provision for credit losses and non-interest
expenses, partly offset by higher
non-interest
income and lower provision for income taxes.
Q3 2023 vs Q2 2023
Net income was $2,212 million compared to $2,159 million. Adjusted net income was $2,227 million compared to $2,174 million, an increase of 2%, due mainly to higher revenues, partly offset by higher provision for credit losses.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Net income was $6,143 million compared to $8,081 million. Adjusted net income was $6,767 million compared to $8,134 million, a decrease of 17%, due mainly to higher provision for credit losses and non-interest
expenses, partly offset by higher revenues and lower provision for income taxes.
Total revenue
Q3 2023 vs Q3 2022
Revenues were $8,090 million compared to $7,799 million, an increase of $291 million or 4%.
Net interest income was $4,580 million, down $96 million or 2%. Loan growth across corporate, commercial, and retail lending, and the positive impact of foreign currency translation were more than offset by a lower net interest margin. Net interest margin was down 12 basis points to 2.10%, driven primarily by a lower contribution from asset/liability management activities related to higher funding costs. These were partly offset by higher margins in International and Canadian Banking, both benefitting from central bank rate increases.
Non-interest
income was $3,510 million, up $387 million or 12%. The increase was due mainly to higher banking revenues, trading-related revenues in fixed income and equities, underwriting and advisory fees, wealth management revenues, and the positive impact of foreign currency translation.
Q3 2023 vs Q2 2023
Revenues were $8,090 million, compared to $7,929 million, an increase of $161 million or 2%.
Net interest income of $4,580 million was up $114 million or 3% primarily from the impact of three more days in the quarter and the positive impact of foreign currency translation, partly offset by a lower net interest margin. Earning assets were in line with the prior quarter. Net interest margin was down three basis points driven primarily by a lower contribution from asset/liability management activities related to higher funding costs due to central bank rate increases. Partly offsetting were higher margins in Canadian Banking.
Non-interest
income was up $47 million or 1%. The increase was due primarily to higher banking revenues, wealth management revenues, lower unrealized losses on non-trading
derivatives, and the positive impact of foreign currency translation, partly offset by lower trading revenues and investment gains.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Revenues were $23,999 million compared to $23,790 million, an increase of $209 million or 1%.
Net interest income was $13,615 million, an increase of $122 million or 1%. Strong growth in corporate, commercial, and retail loans, as well as the positive impact of foreign currency translation were partly offset by a lower net interest margin. Net interest margin was down nine basis points to 2.11%, driven primarily by a lower contribution from asset/liability management activities related to higher funding costs. This was partly offset by higher margins in International and Canadian Banking, both benefitting from central bank rate increases.
Non-interest
income was up $87 million or 1% due primarily to higher banking revenues, other fees and commissions, and investment gains, partly offset by lower wealth management revenues, higher unrealized losses on non-trading
derivatives, and reduced income from associated corporations.
Provision for credit losses
Q3 2023 vs Q3 2022
The provision for credit losses was $819 million, compared to $412 million, an increase of $407 million. The provision for credit losses ratio increased 20 basis points to 42 basis points.
The provision for credit losses on performing loans was $81 million, compared to $23 million. The provision this period was driven primarily by the continued unfavourable macroeconomic outlook, challenging market conditions in Chile and Colombia driven by higher inflation, and by retail portfolio growth.
The provision for credit losses on impaired loans was $738 million, compared to $389 million, an increase of $349 million due primarily to higher formations in Canadian Banking and International retail portfolios. The provision for credit losses ratio on impaired loans was 38 basis points, an increase of 17 basis points.
Q3 2023 vs Q2 2023
The provision for credit losses was $819 million, compared to $709 million, an increase of $110 million or 16%. The provision for credit losses ratio increased five basis points to 42 basis points.
The provision for credit losses on performing loans was $81 million, compared to $88 million, a decrease of $7 million. The provision this period was driven primarily by the continued unfavourable macroeconomic outlook, challenging market conditions in Chile and Colombia driven by higher inflation, and retail portfolio growth.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

The provision for credit losses on impaired loans was $738 million, compared to $621 million, an increase of $117 million or 19% due primarily to higher formations in the Canadian Banking and International retail portfolios. The provision for credit losses ratio on impaired loans was 38 basis points, an increase of five basis points.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
The provision for credit losses was $2,166 million, compared to $853 million, an increase of $1,313 million. The provision for credit losses ratio increased 21 basis points to 37 basis points.
Provision for credit losses on performing loans was $245 million, compared to a net reversal of $347 million. The provision this period was driven primarily by the continued unfavourable macroeconomic outlook and retail portfolio growth across markets.
Provision for credit losses on impaired loans was $1,921 million compared to $1,200 million, an increase of $721 million or 60% due primarily to higher formations in the Canadian and International retail portfolios. The provision for credit losses ratio on impaired loans increased 10 basis points to 33 basis points.
Non-interest expenses
Q3 2023 vs Q3 2022
Non-interest
expenses were $4,562 million, up $371 million or 9%. Adjusted non-interest
expenses were $4,542 million, up $375 million or 9%, driven by higher personnel costs, performance-based compensation, technology and advertising costs to support business growth, as well as the unfavourable impact of foreign currency translation.
The productivity ratio was 56.4% compared to 53.7%. The adjusted productivity ratio was 56.1% compared to 53.4%.
Q3 2023 vs Q2 2023
Non-interest
expenses were down $14 million, while adjusted
non-interest
expenses were down $13 million. The decrease was driven by lower share-based compensation, other employee benefits and performance-based compensation. This was mostly offset by the impact of three additional days in the quarter and the unfavourable impact of foreign currency translation.
The productivity ratio was 56.4% compared to 57.7%. The adjusted productivity ratio was 56.1% compared to 57.5%.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Non-interest
expenses were $13,602 million, up $1,029 million or 8%. Adjusted non-interest
expenses were $13,540 million, up $1,040 million or 8%, driven by higher personnel costs, advertising, and technology costs to support business growth, business and capital taxes, and the unfavourable impact of foreign currency translation. Partly offsetting were lower professional fees and share-based compensation.
The productivity ratio was 56.7% compared to 52.8%. The adjusted productivity ratio was 56.4% compared to 52.5%.
Operating leverage was negative 7.3% on a reported basis and negative 7.4% on an adjusted basis.
Taxes
Q3 2023 vs Q3 2022
The effective tax rate was 18.4% compared to 18.8% due primarily to higher income from lower tax rate jurisdictions and higher tax-exempt
income, partly offset by lower inflationary adjustments in the current period.
Q3 2023 vs Q2 2023
The effective tax rate of 18.4% was in line with the prior quarter.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
The effective tax rate was 25.4% compared to 22.0% due primarily to the impact of the CRD in the current year. On an adjusted basis, the effective rate was 18.4% compared to 22.1%, due primarily to higher income from lower tax rate jurisdictions and higher tax-exempt
income, partly offset by lower inflationary adjustments in the current year.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review
Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•
The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up
is recorded in the Other segment.

•
For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking
T8 Canadian Banking financial performance
	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Reported Results
Net interest income	$2,468	$2,340	$2,361	$7,194	$6,638
Non-interest income (1)	748	794	758	2,320	2,258
Total revenue	3,216	3,134	3,119	9,514	8,896
Provision for credit losses	307	218	93	743	46
Non-interest expenses	1,448	1,457	1,385	4,354	3,991
Income tax expense	399	399	428	1,208	1,266
Net income	$1,062	$1,060	$1,213	$3,209	$3,593
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,062	$1,060	$1,213	$3,209	$3,593
Other financial data and measures
Return on equity (2)	22.5%	22.8%	26.1%	22.8%	26.8%
Net interest margin (2)	2.35%	2.30%	2.29%	2.30%	2.23%
Provision for credit losses – performing (Stage 1 and 2)	$49	$(5)	$(50)	$75	$(353)
Provision for credit losses – impaired (Stage 3)	$258	$223	$143	$668	$399
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (3)	0.27%	0.20%	0.09%	0.22%	0.01%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (3)	0.23%	0.21%	0.13%	0.20%	0.13%
Net write-offs as a percentage of average net loans and acceptances (annualized) (3)	0.20%	0.18%	0.12%	0.18%	0.13%
Average assets ($ billions)	$450	$451	$437	$450	$424
Average liabilities ($ billions)	$376	$367	$337	$367	$328
(1)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended July 31, 2023 – $8 (April 30, 2023 – $25; July 31, 2022 – $15) and for the nine months ended July 31, 2023 – $48 (July 31, 2022 – $41).

(2)	Refer to Non-GAAP Measures starting on page 4 for the description of the measure.
(3)	Refer to Glossary on page 53 for the description of the measure.

T8A Adjusted Canadian Banking financial performance
	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Adjusted Results (1)
Net interest income	$2,468	$2,340	$2,361	$7,194	$6,638
Non-interest income	748	794	758	2,320	2,258
Total revenue	3,216	3,134	3,119	9,514	8,896
Provision for credit losses	307	218	93	743	46
Non-interest expenses (2)	1,447	1,456	1,380	4,350	3,975
Income tax expense	399	399	429	1,209	1,270
Net income	$1,063	$1,061	$1,217	$3,212	$3,605
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,063	$1,061	$1,217	$3,212	$3,605
(1)	Refer to Non-GAAP Measures starting on page 4 for adjusted results.
(2)
Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended July 31, 2023 – $1 (April 30, 2023 – $1; July 31, 2022 – $5) and for the nine months ended July 31, 2023 – $4 (July 31, 2022 – $16).

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q3 2023 vs Q3 2022
Net income attributable to equity holders was $1,062 million, compared to $1,213 million. Adjusted net income attributable to equity holders was $1,063 million, down $154 million or 13%. The decline was due primarily to higher provision for credit losses and non-interest
expenses, partly offset by higher revenue.
Q3 2023 vs Q2 2023
Net income attributable to equity holders and adjusted net income attributable to equity holders increased by $2 million. Higher revenue and lower non-interest
expenses were largely offset by higher provision for credit losses.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Net income attributable to equity holders was $3,209 million, compared to $3,593 million. Adjusted net income attributable to equity holders was $3,212 million, down $393 million or 11%. The decline was due primarily to higher provision for credit losses and non-interest
expenses, partly offset by higher revenue.
Average assets
Q3 2023 vs Q3 2022
Average assets were $450 billion, an increase of $13 billion or 3%. The growth included $10 billion or 13% in business loans and acceptances, $3 billion or 4% in personal loans, and $1 billion or 17% in credit cards, offset by a decline of $1 billion or 1% in residential mortgages.
Q3 2023 vs Q2 2023
Average assets were in line with the prior quarter. The growth of $2 billion or 3% in business loans and acceptances, and $1 billion or 1% in personal loans, was offset by a decline of $4 billion or 1% in residential mortgages.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Average assets were $450 billion, an increase of $26 billion or 6%. The growth included $13 billion or 18% in business loans and acceptances, $9 billion or 3% in residential mortgages, $4 billion or 5% in personal loans, and $1 billion or 15% in credit cards.
Average liabilities
Q3 2023 vs Q3 2022
Average liabilities were $376 billion, an increase of $39 billion or 12%. The growth included $26 billion or 13% in personal deposits, primarily in term products, and $7 billion or 6% in non-personal
deposits.
Q3 2023 vs Q2 2023
Average liabilities increased $9 billion or 3%. The growth included $4 billion or 3% in non-personal
deposits, and $3 billion or 2% in personal deposits, primarily in term products.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Average liabilities were $367 billion, an increase of $39 billion or 12%. The growth included $27 billion or 14% in personal deposits, primarily in term products, and $6 billion or 5% in non-personal
deposits.
Total revenue
Q3 2023 vs Q3 2022
Revenues were $3,216 million, up $97 million or 3%.
Net interest income of $2,468 million increased $107 million or 4% due primarily to solid loan and deposit growth, as well as margin expansion. The net interest margin increased six basis points to 2.35% due mainly to the impact of the Bank of Canada rate increases on deposit margins, partly offset by lower loan margins.
Non-interest
income of $748 million declined $10 million or 1%. The decline was due to lower card revenues and reduced income from investment in associates.
Q3 2023 vs Q2 2023
Revenues increased $82 million or 3%.
Net interest income increased $128 million or 5% due primarily to strong deposit growth, margin expansion, and the impact of three more days in the quarter. The net interest margin increased five basis points to 2.35% due to the impact of the Bank of Canada rate increases on deposit margins.
Non-interest
income was down $46 million or 6%. The decline was due primarily to elevated private equity gains in the prior period, and lower income from investment in associates, card revenues, foreign exchange fees, and insurance revenue.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Revenues were $9,514 million, up $618 million or 7%.
Net interest income of $7,194 million increased $556 million or 8% due primarily to strong loan and deposit growth, as well as margin expansion. The net interest margin increased seven basis points to 2.30% due mainly to the impact of the Bank of Canada rate increases on deposit margins, partly offset by lower loan margins.
Non-interest
income of $2,320 million increased $62 million or 3%. The increase was due primarily to elevated private equity gains, higher deposit fee revenues, insurance revenue, foreign exchange fees and income from investment in associates, partly offset by lower card revenues and mutual fund distribution fees.
Provision for credit losses
Q3 2023 vs Q3 2022
The provision for credit losses was $307 million, compared to $93 million, an increase of $214 million. The provision for credit losses ratio increased 18 basis points to 27 basis points.
The provision for credit losses on performing loans was $49 million, compared to a net reversal of $50 million. The provision this period was primarily driven by the continued unfavourable macroeconomic outlook, and portfolio growth, primarily in retail.
Provision for credit losses on impaired loans was $258 million, compared to $143 million, an increase of $115 million due primarily to higher retail and commercial formations. The provision for credit losses ratio on impaired loans was 23 basis points, an increase of ten basis points.
Q3 2023 vs Q2 2023
The provision for credit losses was $307 million, compared to $218 million, an increase of $89 million. The provision for credit losses ratio increased seven basis points to 27 basis points.
The provision for credit losses on performing loans was $49 million, compared to a net reversal of $5 million. The provision this period was primarily driven by the continued unfavourable macroeconomic outlook, and portfolio growth, primarily in retail.
Provision for credit losses on impaired loans was $258 million, compared to $223 million, an increase of $35 million or 16% due primarily to higher commercial and retail formations. The provision for credit losses ratio on impaired loans was 23 basis points, an increase of two basis points.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
The provision for credit losses was $743 million, an increase of $697 million. The provision for credit losses ratio was 22 basis points, an increase of 21 basis points.
Provision for credit losses on performing loans was $75 million, compared to a net reversal of $353 million. The provision for credit losses this period was driven primarily by commercial provisions due to a less favourable macroeconomic outlook and portfolio growth, primarily in retail.
Provision for credit losses on impaired loans was $668 million compared to $399 million, an increase of $269 million due primarily to higher retail formations. The provision for credit losses ratio on impaired loans was 20 basis points, an increase of seven basis points.
Non-interest
expenses
Q3 2023 vs Q3 2022
Non-interest
expenses were $1,448 million compared to $1,385 million, up 5%. Adjusted non-interest
expenses were $1,447 million, up $67 million or 5% due primarily to higher personnel costs from increased client-facing staffing levels and inflationary adjustments, partly offset by lower technology expenses.
Q3 2023 vs Q2 2023
Non-interest
expenses were down $9 million or 1% due largely to lower technology and performance-based compensation, partly offset by the impact of three more days in the quarter.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Non-interest
expenses were $4,354 million compared to $3,991 million, up 9%. Adjusted non-interest
expenses were $4,350 million, up $375 million or 9% due primarily to higher personnel costs from increased client-facing staffing levels and inflationary adjustments, and higher technology, advertising, and business development costs to support business growth.
Taxes
Q3 2023 vs Q3 2022
The effective tax rate was 27.3% compared to 26.1% driven mainly by the higher Canadian statutory tax rate effective fiscal 2023.
Q3 2023 vs Q2 2023
The effective tax rate was 27.3%, compared to 27.4% in line with the prior quarter.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
The effective tax rate was 27.4% compared to 26.1% driven mainly by the higher Canadian statutory tax rate effective fiscal 2023.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

International Banking
T9 International Banking financial performance
	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Reported Results
Net interest income	$2,118	$2,007	$1,759	$6,024	$5,094
Non-interest income (1)	728	745	660	2,275	2,129
Total revenue	2,846	2,752	2,419	8,299	7,223
Provision for credit losses	516	436	325	1,356	875
Non-interest expenses	1,491	1,479	1,295	4,406	3,848
Income tax expense	192	172	122	533	512
Net income	$647	$665	$677	$2,004	$1,988
Net income attributable to non-controlling interest in subsidiaries	$19	$23	$52	$80	$213
Net income attributable to equity holders of the Bank	$628	$642	$625	$1,924	$1,775
Other financial data and measures
Return on equity (2)	13.4%	13.2%	13.0%	13.4%	12.8%
Net interest margin (2)(3)	4.10%	4.12%	3.95%	4.08%	3.92%
Provision for credit losses – performing (Stage 1 and 2)	$27	$40	$63	$96	$49
Provision for credit losses – impaired (Stage 3)	$489	$396	$262	$1,260	$826
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (4)	1.18%	1.03%	0.84%	1.05%	0.80%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (4)	1.11%	0.94%	0.68%	0.98%	0.75%
Net write-offs as a percentage of average net loans and acceptances (annualized) (4)	0.98%	0.83%	0.74%	0.90%	0.79%
Average assets ($ billions)	$241	$239	$209	$236	$203
Average liabilities ($ billions)	$184	$181	$155	$178	$149
(1)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended July 31, 2023 – $62 (April 30, 2023 – $69; July 31, 2022 – $54) and for the nine months ended July 31, 2023 – $194 (July 31, 2022 – $199).

(2)	Refer to Non-GAAP Measures starting on page 4 for the description of the measure.
(3)	Prior period has been restated to reflect the deduction of non-interest-bearing deposits with financial institutions, to align with the Bank’s definition.
(4)	Refer to Glossary on page 53 for the description of the measure.

T9A Adjusted International Banking financial performance
	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Adjusted Results (1)
Net interest income	$2,118	$2,007	$1,759	$6,024	$5,094
Non-interest income	728	745	660	2,275	2,129
Total revenue	2,846	2,752	2,419	8,299	7,223
Provision for credit losses	516	436	325	1,356	875
Non-interest expenses (2)	1,481	1,468	1,285	4,375	3,818
Income tax expense	195	175	126	542	521
Net income	$654	$673	$683	$2,026	$2,009
Net income attributable to non-controlling interest in subsidiaries	$19	$23	$52	$80	$213
Net income attributable to equity holders of the Bank	$635	$650	$631	$1,946	$1,796
(1)	Refer to Non-GAAP Measures starting on page 4 for adjusted results.
(2)
Includes adjustment for amortization of acquisition-related intangible assets, excluding software for the three months ended July 31, 2023 – $10 (April 30, 2023 – $11; July 31, 2022 – $10) and for the nine months ended July 31, 2023 – $31 (July 31, 2022 – $30).

Net income
Q3 2023 vs Q3 2022
Net income attributable to equity holders of $628 million and adjusted net income attributable to equity holders at $635 million were in line with the prior period. Higher net interest income and non-interest
income, and the positive impact of foreign currency translation, were mostly offset by higher non-interest
expenses, provision for credit losses and provision for income taxes.
Q3 2023 vs Q2 2023
Net income attributable to equity holders decreased by $14 million or 2%. Adjusted net income attributable to equity holders decreased by $15 million or 2%. The decrease was due primarily to higher provision for credit losses, provision for income taxes and non-interest
expenses, and lower non-interest income, partly offset by higher net interest income and the positive impact of foreign currency translation.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Net income attributable to equity holders was $1,924 million, an increase of 8% from $1,775 million. Adjusted net income attributable to equity holders was $1,946 million, an increase of $150 million or 8%. The increase was driven by higher net interest income and non-interest
income, and the positive impact of foreign currency translation, partly offset by higher non-interest
expenses, provision for credit losses and provision for income taxes.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Performance on a Constant Dollar Basis
The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP
financial measure (refer to
Non-GAAP
Measures starting on page 4). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.

T10 International Banking financial performance on reported and constant dollar basis
	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Constant dollars – Reported (1)
Net interest income	$2,118	$2,029	$1,953	$6,024	$5,530
Non-interest income (2)	728	789	687	2,275	2,141
Total revenue	2,846	2,818	2,640	8,299	7,671
Provision for credit losses	516	446	356	1,356	938
Non-interest expenses	1,491	1,504	1,417	4,406	4,116
Income tax expense	192	180	126	533	522
Net income	$647	$688	$741	$2,004	$2,095
Net income attributable to non-controlling interest in subsidiaries	$19	$21	$56	$80	$224
Net income attributable to equity holders of the Bank	$628	$667	$685	$1,924	$1,871
Other financial data and measures
Average assets ($ billions)	$241	$240	$229	$236	$219
Average liabilities ($ billions)	$184	$182	$172	$178	$162
(1)	Refer to Non-GAAP Measures starting on page 4 for adjusted results.
(2)
Includes income (on a taxable equivalent basis) from associated corporations for the three months ended July 31, 2023 – $62 (April 30, 2023 – $67; July 31, 2022 – $55) and for the nine months ended July 31, 2023 – $194 (July 31, 2022 – $204).

T10A International Banking financial performance on adjusted and constant dollar basis
	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Constant dollars – Adjusted (1)
Net interest income	$2,118	$2,029	$1,953	$6,024	$5,530
Non-interest income	728	789	687	2,275	2,141
Total revenue	2,846	2,818	2,640	8,299	7,671
Provision for credit losses	516	446	356	1,356	938
Non-interest expenses	1,481	1,493	1,407	4,375	4,085
Income tax expense	195	184	129	542	530
Net income	$654	$695	$748	$2,026	$2,118
Net income attributable to non-controlling interest in subsidiaries	$19	$20	$55	$80	$224
Net income attributable to equity holders of the Bank	$635	$675	$693	$1,946	$1,894
Other financial data and measures
Average assets ($ billions)	$241	$240	$229	$236	$219
Average liabilities ($ billions)	$184	$182	$172	$178	$162
(1)	Refer to Non-GAAP Measures starting on page 4 for adjusted results.
Net income
Q3 2023 vs Q3 2022
Net income attributable to equity holders was $628 million, down $57 million or 8%. Adjusted net income attributable to equity holders was $635 million, down $58 million or 8%. The decrease was driven by higher provision for credit losses, non-interest
expenses and provision for income taxes, partly offset by higher net interest income and non-interest
income.
Q3 2023 vs Q2 2023
Net income attributable to equity holders decreased by $39 million or 6%. Adjusted net income attributable to equity holders decreased by $40 million or 6%. The decrease was due primarily to higher provision for credit losses, lower non-interest
income, and higher provision for income taxes, partly offset by higher net interest income and lower non-interest
expenses.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Net income attributable to equity holders was $1,924 million, an increase of 3% from $1,871 million. Adjusted net income attributable to equity holders was $1,946 million, an increase of $52 million or 3%. The increase was driven by higher net interest income and non-interest
income, partly offset by higher provision for credit losses, non-interest
expenses and provision for income taxes.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Average assets
Q3 2023 vs Q3 2022
Average assets were $241 billion, an increase of $12 billion or 5%. Total loan growth was 5%, due primarily to growth in Chile and Mexico. The growth included 10% in residential mortgages, 3% in personal loans and credit cards, and 3% in business loans.
Q3 2023 vs Q2 2023
Average assets increased by $1 billion or 1%. Total loans were in line with the prior quarter, with residential mortgages increasing by 2%, mainly in Mexico and Chile.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Average assets were $236 billion, an increase of $17 billion or 8%. Total loan growth was 9%, due primarily to growth in Chile and Mexico. The growth included 12% in residential mortgages, 8% in business loans, and 7% in personal loans and credit cards.
Average liabilities
Q3 2023 vs Q3 2022
Average liabilities were $184 billion, an increase of $12 billion or 7%. Total deposits increased by $9 billion or 8% primarily in Mexico, Brazil, and Chile. The growth included 10% in non-personal
deposits and 4% in personal deposits. Term deposits increased by $12 billion or 20% while non-term
deposits decreased by 4%.
Q3 2023 vs Q2 2023
Average liabilities were $184 billion, an increase of $2 billion. Total deposits increased by $1 billion or 1%, primarily in Mexico and Brazil. Personal deposits increased by 2% and non-personal
deposits increased by 1%.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Average liabilities were $178 billion, an increase of $16 billion. Total deposits increased by $11 billion or 10%, primarily in Mexico and Chile.
Non-personal
deposits increased by 12% and personal deposits increased by 4%. Term deposits increased by $14 billion or 27%, mainly in Chile and Mexico, while non-term
deposits decreased by 5%.
Total revenue
Q3 2023 vs Q3 2022
Revenues were $2,846 million, an increase of $206 million or 8%.
Net interest income was $2,118 million, an increase of $165 million or 8%, driven by growth in residential mortgages, business loans, personal loans and credit cards. Net interest margin increased by 15 basis points to 4.10%, from central bank rate increases and a strong deposit base mainly in the Caribbean, partly offset by lower inflation benefits, mainly in Chile.
Non-interest
income was $728 million an increase of $41 million or 6%, driven by higher trading revenues, banking fees and insurance revenues.
Q3 2023 vs Q2 2023
Revenues increased by $28 million or 1%.
Net interest income increased by $89 million or 4%, driven by growth in residential mortgages, partly offset by decrease in business loans, personal loans and credit cards. Net interest margin decreased by two basis points to 4.10%, driven by lower inflation benefits in Chile and Uruguay, partly offset by central bank rate increases.
Non-interest
income decreased by $61 million or 8%, driven by lower trading revenues, partly offset by higher banking fees.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Revenues were $8,299 million, an increase of $628 million or 8%.
Net interest income was $6,024 million, an increase of $494 million or 9%, driven by growth in business loans, residential mortgages, personal loans, and credit cards. Net interest margin increased by 16 basis points to 4.08%, driven by central bank rate increases, partly offset by lower inflation benefits in Chile.
Non-interest
income was $2,275 million an increase of $134 million, driven mainly by higher trading revenues, banking fees and insurance revenues.
Provision for credit losses
Q3 2023 vs Q3 2022
The provision for credit losses was $516 million compared to $356 million, an increase of $160 million or 45%. The provision for credit losses ratio increased 34 basis points to 118 basis points.
Provision for credit losses on performing loans was $27 million, compared to $68 million. The provision this period was driven by higher retail provisions due to challenging market conditions in Chile and Colombia driven by higher inflation, portfolio growth across markets and the continued unfavourable macroeconomic outlook. This was partly offset by reversals and credit migration to impaired, primarily in Mexico.
Provision for credit losses on impaired loans was $489 million, compared to $288 million, an increase of $201 million or 70%. This increase was due primarily to higher retail provisions, driven by higher formations across the Pacific Alliance markets. The provision for credit losses ratio on impaired loans was 111 basis points, an increase of 43 basis points.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2023 vs Q2 2023
The provision for credit losses was $516 million, compared to $446 million, an increase of $70 million or 16%. The provision for credit losses ratio increased by 15 basis points to 118 basis points.
Provision for credit losses on performing loans was $27 million compared to $40 million, a decrease of $13 million. The decrease was primarily from lower retail provisions due to credit migration to impaired, offset by higher provisions for challenging market conditions in Chile driven by higher inflation, portfolio growth mostly in Pacific Alliance markets, and the continued unfavourable macroeconomic outlook impacting primarily the commercial portfolio.
Provision for credit losses on impaired loans was $489 million compared to $406 million, an increase of $83 million or 20% due partly to higher retail formations, primarily in Chile and Colombia. The provision for credit losses ratio on impaired loans increased by 17 basis points to 111 basis points.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
The provision for credit losses was $1,356 million, an increase of $418 million or 45%. The provision for credit losses ratio was 105 basis points, an increase of 25 basis points.
Provision for credit losses on performing loans was $96 million, compared to $55 million. The increase related mainly to higher retail provisions due to challenging market conditions in Chile and Colombia driven by higher inflation, portfolio growth across markets, and the less favourable macroeconomic outlook impacting primarily the commercial portfolio.
Provision for credit losses on impaired loans was $1,260 million, compared to $883 million, an increase of $377 million due primarily to higher retail provisions driven by higher formations, primarily in Chile, Peru, and Colombia. The provision for credit losses ratio on impaired loans was 98 basis points, an increase of 23 basis points.
Non-interest
expenses
Q3 2023 vs Q3 2022
Non-interest
expenses were $1,491 million, an increase of $74 million or 5%. Adjusted non-interest
expenses were $1,481 million, up 5%, driven mainly by inflationary impacts on salaries and benefits and higher technology expenses, partly offset by the benefits realized from efficiency initiatives executed in the prior year.
Q3 2023 vs Q2 2023
Non-interest
expenses were $1,491 million, a decrease of 1%. Adjusted
non-interest
expenses decreased by $12 million or 1% from $1,493 million last quarter, driven mainly by lower personnel costs, partly offset by higher technology expenses.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Non-interest
expenses were $4,406 million, an increase of $290 million or 7%. On an adjusted basis, non-interest
expenses were $4,375 million, an increase of 7%, driven by inflationary impacts on salaries and benefits, partly offset by the benefits realized from efficiency initiatives executed in the prior year.
Taxes
Q3 2023 vs Q3 2022
The effective tax rate was 22.9%, compared to 15.4%. On an adjusted basis, the effective tax rate was 22.9% compared to 15.5%, due primarily to lower inflationary adjustments in Chile and Mexico and changes in earnings mix across jurisdictions.
Q3 2023 vs Q2 2023
The effective tax rate was 22.9%, compared to 20.6%. On an adjusted basis, the effective tax rate was 22.9% compared to 20.7%, due primarily to lower inflationary adjustments in Chile and Mexico.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
The effective tax rate was 21.0% compared to 20.5%. On an adjusted basis, the effective tax rate was 21.1% compared to 20.6% in the prior year due primarily to lower inflationary adjustments in Chile and Mexico and changes in earnings mix across jurisdictions.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Wealth Management

T11 Global Wealth Management financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Reported Results
Net interest income	$207	$209	$200	$629	$558
Non-interest income	1,129	1,091	1,112	3,330	3,534
Total revenue	1,336	1,300	1,312	3,959	4,092
Provision for credit losses	2	2	5	5	5
Non-interest expenses	843	818	796	2,463	2,461
Income tax expense	123	124	133	380	424
Net income	$368	$356	$378	$1,111	$1,202
Net income attributable to non-controlling interest in subsidiaries	$2	$3	$2	$7	$7
Net income attributable to equity holders of the Bank	$366	$353	$376	$1,104	$1,195
Other financial data and measures
Return on equity (1)	14.9%	14.8%	15.5%	15.1%	16.7%
Assets under administration ($ billions) (2)	$631	$624	$581	$631	$581
Assets under management ($ billions) (2)	$331	$330	$320	$331	$320
Average assets ($ billions)	$34	$34	$33	$34	$32
Average liabilities ($ billions)	$40	$41	$48	$41	$48
(1)	Refer to Non-GAAP Measures starting on page 4 for the description of the measure.
(2)	Refer to Glossary on page 53 for the description of the measure.

T11A Adjusted Global Wealth Management financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Adjusted Results (1)
Net interest income	$207	$209	$200	$629	$558
Non-interest income	1,129	1,091	1,112	3,330	3,534
Total revenue	1,336	1,300	1,312	3,959	4,092
Provision for credit losses	2	2	5	5	5
Non-interest expenses (2)	834	809	787	2,436	2,434
Income tax expense	125	127	135	387	431
Net income	$375	$362	$385	$1,131	$1,222
Net income attributable to non-controlling interest in subsidiaries	$2	$3	$2	$7	$7
Net income attributable to equity holders of the Bank	$373	$359	$383	$1,124	$1,215
(1)	Refer to Non-GAAP Measures starting on page 4 for adjusted results.
(2)
Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended July 31, 2023 – $9 (April 30, 2023 – $9; July 31, 2022 – $9) and for the nine months ended July 31, 2023 – $27 (July 31, 2022 – $27).

Net income
Q3 2023 vs Q3 2022
Net income attributable to equity holders was $366 million, compared to $376 million. Adjusted net income attributable to equity holders was $373 million, down $10 million or 3%. The decline was due primarily to higher non-interest
expenses, partly offset by strong revenue growth in the international businesses and higher brokerage revenues in Canada.
Q3 2023 vs Q2 2023
Net income attributable to equity holders increased $13 million or 4%. Adjusted net income attributable to equity holders increased $14 million or 4%, due primarily to higher brokerage revenues and mutual fund fees, partly offset by higher non-interest
expenses.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Net income attributable to equity holders was $1,104 million, compared to $1,195 million. Adjusted net income attributable to equity holders was $1,124 million, down $91 million or 7%. The decline was due primarily to lower brokerage revenues and mutual fund fees, partly offset by higher net interest income.
Assets under management (AUM) and assets under administration (AUA)
Q3 2023 vs Q3 2022
Assets under management of $331 billion increased $11 billion or 4% driven by market appreciation partly offset by net redemptions. Assets under administration of $631 billion increased $50 billion or 9% due primarily to market appreciation and higher net sales.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2023 vs Q2 2023
Assets under management increased $1 billion or 1% due primarily to market appreciation partly offset by net redemptions. Assets under administration increased $7 billion or 1% due primarily to market appreciation and higher net sales.
Total revenue
Q3 2023 vs Q3 2022
Revenues were $1,336 million, up $24 million or 2% due primarily to higher revenues in the international businesses driven by strong volume growth, and higher brokerage revenues in Canada.
Q3 2023 vs Q2 2023
Revenues were up $36 million or 3% due primarily to higher brokerage revenues and mutual fund fees.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Revenues were $3,959 million, down $133 million or 3% due primarily to lower mutual fund fees and brokerage revenues, partly offset by higher net interest income driven by strong loan growth and improved margins.
Provision for credit losses
Q3 2023 vs Q3 2022
The provision for credit losses was $2 million, a decrease of $3 million. The provision for credit losses ratio decreased five basis points to three basis points.
Q3 2023 vs Q2 2023
The provision for credit losses was $2 million, unchanged from last quarter. The provision for credit losses ratio decreased two basis points to three basis points.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
The provision for credit losses was $5 million, unchanged from last year. The provision for credit losses ratio was three basis points, unchanged from last year.
Non-interest
expenses
Q3 2023 vs Q3 2022
Non-interest
expenses of $843 million were up $47 million or 6%, driven largely by the expansion of the revenue-generating salesforce and technology costs to support business growth.
Q3 2023 vs Q2 2023
Non-interest
expenses were up $25 million or 3%, driven largely by higher volume-related expenses.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Non-interest
expenses of $2,463 million were in line with prior year.
Taxes
The effective tax rate was 25.0% compared to 26.1% in the prior year and 25.8% in the prior quarter due mainly to change in earnings mix across jurisdictions.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
The effective tax rate was 25.5% compared to 26.1% in the prior year due mainly to change in earnings mix across jurisdictions.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets
T12 Global Banking and Markets financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2023 (1)	April 30 2023 (1)	July 31 2022 (1)	July 31 2023 (1)	July 31 2022 (1)
Reported Results
Net interest income	$337	$384	$405	$1,175	$1,138
Non-interest income	1,006	968	747	3,023	2,680
Total revenue	1,343	1,352	1,152	4,198	3,818
Provision for credit losses	(6)	53	(15)	62	(77)
Non-interest expenses	758	752	655	2,283	1,978
Income tax expense	157	146	134	499	490
Net income	$434	$401	$378	$1,354	$1,427
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$434	$401	$378	$1,354	$1,427
Other financial data and measures
Return on equity (2)	12.9%	10.5%	11.1%	12.2%	14.6%
Provision for credit losses – performing (Stage 1 and 2)	$4	$54	$3	$71	$(47)
Provision for credit losses – impaired (Stage 3)	$(10)	$(1)	$(18)	$(9)	$(30)
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (3)	(0.02)%	0.15%	(0.05)%	0.06%	(0.09)%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (3)	(0.03)%	–%	(0.06)%	(0.01)%	(0.03)%
Net write-offs as a percentage of average net loans and acceptances (annualized) (3)	(0.01)%	–%	(0.11)%	–%	(0.03)%
Average assets ($ billions)	$493	$488	$443	$487	$440
Average liabilities ($ billions)	$450	$446	$419	$450	$409
(1)
Includes the
gross-up
of
tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income for the three months ended July 31, 2023 – $110 (April 30, 2023 – $109; July 31, 2022 – $81) and for the nine months ended July 31, 2023 – $329 (July 31, 2022 – $246).

(2)	Refer to Non-GAAP Measures starting on page 4 for the description of the measure.
(3)	Refer to Glossary on page 53 for the description of the measure.
Net income
Q3 2023 vs Q3 2022
Net income attributable to equity holders was $434 million, an increase of $56 million or 15% due to higher revenue and the positive impact of foreign currency translation, partly offset by higher non-interest
expenses.
Q3 2023 vs Q2 2023
Net income attributable to equity holders increased by $33 million or 8% due mainly to lower provision for credit losses.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Net income attributable to equity holders was $1,354 million, a decrease of $73 million or 5% due to higher non-interest
expenses and higher provision for credit losses, partly offset by higher revenue and the positive impact of foreign currency translation.
Average assets
Q3 2023 vs Q3 2022
Average assets were $493 billion, an increase of $50 billion or 11% due mainly to increases in securities purchased under resale agreements, higher loans and acceptances, and the impact of foreign currency translation, partly offset by lower trading securities.
Q3 2023 vs Q2 2023
Average assets increased $5 billion or 1% due mainly to increases in trading securities, partly offset by lower loans and acceptances, and the impact of foreign currency translation.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Average assets were $487 billion, an increase of $47 billion or 11% due mainly to increases in securities purchased under resale agreements, higher loans and acceptances, and the impact of foreign currency translation, partly offset by lower trading securities.
Average liabilities
Q3 2023 vs Q3 2022
Average liabilities were $450 billion, an increase of $31 billion or 7% due mainly to increases in securities sold under repurchase agreements, increases in deposits, and the impact of foreign currency translation.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Q3 2023 vs Q2 2023
Average liabilities increased $4 billion or 1% due mainly to increases in securities sold under repurchase agreements, partly offset by lower deposits and the impact of foreign currency translation.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Average liabilities were $450 billion, an increase of $41 billion or 10% due mainly to increases in securities sold under repurchase agreements, increases in deposits, and the impact of foreign currency translation.
Total revenue
Q3 2023 vs Q3 2022
Revenues were $1,343 million, an increase of $191 million or 17%.
Net interest income was $337 million, a decrease of $68 million or 17% due mainly to lower corporate lending and deposit margins and lower loan fees.
Non-interest
income was $1,006 million, an increase of $259 million or 35% due mainly to higher trading-related revenue in fixed income and equities, higher underwriting and advisory fees, and the positive impact of foreign currency translation.
Q3 2023 vs Q2 2023
Revenues decreased by $9 million or 1%.
Net interest income decreased by $47 million or 12% due mainly to lower loan fees and lower corporate lending margins.
Non-interest
income increased by $38 million or 4%, due mainly to higher trading-related revenue in fixed income and equities.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Revenues increased by $380 million or 10%.
Net interest income was $1,175 million, an increase of $37 million or 3%, due mainly to growth in business loans, partly offset by decreased corporate lending and deposit margins and lower loan fees.
Non-interest
income was $3,023 million, an increase of $343 million or 13%, due mainly to higher underwriting and advisory fees, banking revenue and the positive impact of foreign currency translation.
Provision for credit losses
Q3 2023 vs Q3 2022
The provision for credit losses was a net reversal of $6 million compared to a net reversal of $15 million. The provision for credit losses ratio was negative two basis points, an increase of three basis points.
Provision for credit losses on performing loans was $4 million, compared to $3 million.
Provision for credit losses on impaired loans was a net reversal of $10 million, compared to a net reversal of $18 million. The net reversal this period related primarily to recovery on one account in the mining sector. The provision for credit losses ratio on impaired loans was a negative three basis points, an increase of three basis points.
Q3 2023 vs Q2 2023
The provision for credit losses was a net reversal of $6 million, compared to a provision of $53 million, a decrease of $59 million. The provision for credit losses ratio was negative two basis points, a decrease of 17 basis points.
Provision for credit losses on performing loans was $4 million compared to $54 million.
Provision for credit losses on impaired loans was a net reversal of $10 million, related primarily to recovery on one account in the mining sector, compared to a net reversal of $1 million in the prior quarter. The provision for credit losses ratio on impaired loans was negative three basis points, a decrease of three basis points.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
The provision for credit losses was $62 million compared to a net reversal of $77 million. The provision for credit losses ratio was six basis points, an increase of 15 basis points.
Provision for credit losses on performing loans was $71 million, compared to a net reversal of $47 million.
Provision for credit losses on impaired loans was a net reversal of $9 million, compared to a net reversal of $30 million. The provision for credit losses ratio on impaired loans increased by two basis points.
Non-interest
expenses
Q3 2023 vs Q3 2022
Non-interest
expenses of $758 million, were up $103 million or 16%, due mainly to higher personnel and technology costs to support business growth, and the negative impact of foreign currency translation.
Q3 2023 vs Q2 2023
Non-interest
expenses increased $6 million or 1% due mainly to increases in performance-related compensation.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Non-interest
expenses of $2,283 million increased $305 million or 15% due mainly to increases in personnel and technology costs to support business growth, and the negative impact of foreign currency translation.
Taxes
Q3 2023 vs Q3 2022
The effective tax rate was 26.5% compared to 26.1% due mainly to the change in earnings mix across jurisdictions.
Q3 2023 vs Q2 2023
The effective tax rate was 26.5% compared to 26.7% due mainly to the change in earnings mix across jurisdictions.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
The effective tax rate was 26.9% compared to 25.6% due mainly to an increase in the Canadian statutory tax rate effective fiscal 2023 and the change in earnings mix across jurisdictions.
Other
(1)
T13 Other financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Reported Results
Net interest income (2)	$(550)	$(474)	$(49)	$(1,407)	$65
Non-interest income (2)(3)	(101)	(135)	(154)	(564)	(304)
Total revenue	(651)	(609)	(203)	(1,971)	(239)
Provision for credit losses	–	–	4	–	4
Non-interest expenses	22	70	60	96	295
Income tax expense/(benefit) (2)	(374)	(356)	(215)	(532)	(409)
Net income (loss)	$(299)	$(323)	$(52)	$(1,535)	$(129)
Net income (loss) attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income (loss) attributable to equity holders	$(299)	$(323)	$(52)	$(1,535)	$(129)
Other measures
Average assets ($ billions)	$184	$178	$173	$184	$166
Average liabilities ($ billions)	$273	$278	$263	$278	$258
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income,
non-interest
income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(2)
Includes the elimination of the
tax-exempt
income
gross-up
reported in net interest income,
non-interest
income and provision for income taxes for the three months ended July 31, 2023 – $119 (April 30, 2023 – $119; July 31, 2022 – $92) and for nine months ended July 31, 2023 – $358 (July 31, 2022 – $276) to arrive at the amounts reported in the Consolidated Statement of Income.

(3)
Income (on a taxable equivalent basis) from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up
of income from associated companies for the three months ended July 31, 2023 – $(20) (April 30, 2023 – $(35); July 31, 2022 – $(28)) and for the nine months ended July 31, 2023 – $(120) (July 31, 2022 – $(30)).

T13A Adjusted Other financial performance

	For the three months ended			For the nine months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Adjusted Results (1)
Net interest income	$(550)	$(474)	$(49)	$(1,407)	$65
Non-interest income	(101)	(135)	(154)	(564)	(304)
Total revenue	(651)	(609)	(203)	(1,971)	(239)
Provision for credit losses	–	–	4	–	4
Non-interest expenses	22	70	60	96	295
Income tax expense/(benefit) (2)	(374)	(356)	(215)	(1,111)	(409)
Net income (loss)	$(299)	$(323)	$(52)	$(956)	$(129)
Net income (loss) attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income (loss) attributable to equity holders	$(299)	$(323)	$(52)	$(956)	$(129)
(1)	Refer to Non-GAAP Measures starting on page 4 for adjusted results.
(2)	Includes adjustment for the Canada Recovery Dividend of $579 in Q1 2023.
The Other segment includes Group Treasury, smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for Balance Sheet, Liquidity and Interest Rate Risk management, which includes the Bank’s wholesale funding activities.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Net interest income,
non-interest
income, and the provision for income taxes in each period include the elimination of tax-exempt
income
gross-up.
This amount is included in the operating segments, which are reported on a taxable equivalent basis.
Net income from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up
of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
Q3 2023 vs Q3 2022
Net income attributable to equity holders was a net loss of $299 million, compared to a $52 million net loss in the prior year. The decline was due mainly to lower revenues primarily related to higher funding costs and lower income from investment gains. This was partly offset by lower non-interest
expenses and provision for income taxes.
Q3 2023 vs Q2 2023
Net income attributable to equity holders improved $24 million from the prior quarter, due to lower non-interest
expenses and lower provision for income taxes, partly offset by lower revenues primarily related to higher funding costs.
Year-to-date
Q3 2023 vs
Year-to-date
Q3 2022
Net income attributable to equity holders was a net loss of $1,535 million, compared to a net loss of $129 million. Adjusted net income attributable to equity holders was a net loss of $956 million, due mainly to lower revenues, partly offset by lower provision for income taxes and non-interest
expenses. Lower revenues were due primarily to treasury activities related to higher funding costs and lower income from hedges. This was partly offset by higher income from liquid assets. Also contributing to the lower revenue was lower income from associated corporations.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights
T14 Geographic highlights

	For the three months ended July 31, 2023
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,099	$223	$568	$334	$495	$150	$437	$274	$4,580
Non-interest income	2,137	368	239	105	136	110	195	220	3,510
Total revenue	4,236	591	807	439	631	260	632	494	8,090
Provision for credit losses	304	1	66	96	193	111	26	22	819
Non-interest expenses	2,519	311	382	188	260	162	354	386	4,562
Income tax expense	179	75	95	43	30	(3)	48	30	497
Net income	1,234	204	264	112	148	(10)	204	56	2,212
Net income attributable to non-controlling interests in subsidiaries	–	–	6	–	(5)	(9)	29	–	21
Net income attributable to equity holders of the Bank	$1,234	$204	$258	$112	$153	$(1)	$175	$56	$2,191
Adjusted results (1)
Adjustments	7	–	–	1	5	–	1	1	15
Adjusted net income (loss) attributable to equity holders of the Bank	$1,241	$204	$258	$113	$158	$(1)	$176	$57	$2,206
Average Assets ($ billions)	$843	$217	$60	$28	$63	$14	$33	$144	$1,402

	For the three months ended April 30, 2023									For the three months ended July 31, 2022
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,067	$249	$512	$323	$470	$134	$448	$263	$4,466	$2,571	$236	$429	$304	$415	$151	$367	$203	$4,676
Non-interest income	2,109	334	219	122	147	100	206	226	3,463	1,956	235	195	81	106	89	184	277	3,123
Total revenue	4,176	583	731	445	617	234	654	489	7,929	4,527	471	624	385	521	240	551	480	7,799
Provision for credit losses	238	34	58	83	153	104	25	14	709	64	29	60	92	49	60	53	5	412
Non-interest expenses	2,555	306	366	177	265	163	358	386	4,576	2,429	254	314	153	214	162	333	332	4,191
Income tax expense	189	68	76	45	27	(16)	58	38	485	381	49	37	39	12	7	32	45	602
Net income	1,194	175	231	140	172	(17)	213	51	2,159	1,653	139	213	101	246	11	133	98	2,594
Net income attributable to non-controlling interests in subsidiaries	–	–	6	–	4	(11)	27	–	26	–	–	6	1	16	6	25	–	54
Net income attributable to equity holders of the Bank	$1,194	$175	$225	$140	$168	$(6)	$186	$51	$2,133	$1,653	$139	$207	$100	$230	$5	$108	$98	$2,540
Adjusted results (1)
Adjustments	6	–	–	2	5	–	1	1	15	10	–	–	1	4	–	1	1	17
Adjusted net income (loss) attributable to equity holders of the Bank	$1,200	$175	$225	$142	$173	$(6)	$187	$52	$2,148	$1,663	$139	$207	$101	$234	$5	$109	$99	$2,557
Average Assets ($ billions)	$837	$217	$57	$28	$64	$14	$34	$139	$1,390	$777	$203	$47	$28	$52	$14	$32	$142	$1,295

	For the nine months ended July 31, 2023									For the nine months ended July 31, 2022
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$6,398	$768	$1,594	$988	$1,344	$418	$1,313	$792	$13,615	$7,437	$644	$1,262	$878	$1,230	$488	$1,021	$533	$13,493
Non-interest income	6,251	1,012	663	361	490	306	602	699	10,384	6,459	767	560	308	386	296	561	960	10,297
Total revenue	12,649	1,780	2,257	1,349	1,834	724	1,915	1,491	23,999	13,896	1,411	1,822	1,186	1,616	784	1,582	1,493	23,790
Provision for credit losses	770	38	180	277	468	289	87	57	2,166	(8)	1	171	256	126	159	132	16	853
Non-interest expenses	7,543	930	1,099	543	765	481	1,073	1,168	13,602	7,312	768	890	458	657	506	986	996	12,573
Income tax expense	1,179	225	238	133	90	(16)	155	84	2,088	1,455	165	151	133	95	45	115	124	2,283
Net income	3,157	587	740	396	511	(30)	600	182	6,143	5,137	477	610	339	738	74	349	357	8,081
Net income attributable to non-controlling interests in subsidiaries	–	–	17	1	10	(24)	83	–	87	(1)	–	14	6	100	33	68	–	220
Net income attributable to equity holders of the Bank	$3,157	$587	$723	$395	$501	$(6)	$517	$182	$6,056	$5,138	$477	$596	$333	$638	$41	$281	$357	$7,861
Adjusted results (1)
Adjustments	599	–	–	4	15	–	3	3	624	29	–	–	4	14	–	3	3	53
Adjusted net income (loss) attributable to equity holders of the Bank	$3,756	$587	$723	$399	$516	$(6)	$520	$185	$6,680	$5,167	$477	$596	$337	$652	$41	$284	$360	$7,914
Average Assets ($ billions)	$838	$216	$57	$28	$62	$14	$34	$142	$1,391	$748	$209	$45	$26	$52	$14	$31	$140	$1,265
(1)	Refer to Non-GAAP Measures section starting on page 4.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarterly Financial Highlights
T15 Quarterly financial highlights

	For the three months ended
(Unaudited) ($ millions)	July 31 2023	April 30 2023	January 31 2023	October 31 2022	July 31 2022	April 30 2022	January 31 2022	October 31 2021
Reported results
Net interest income	$4,580	$4,466	$4,569	$4,622	$4,676	$4,473	$4,344	$4,217
Non-interest income	3,510	3,463	3,411	3,004	3,123	3,469	3,705	3,470
Total revenue	$8,090	$7,929	$7,980	$7,626	$7,799	$7,942	$8,049	$7,687
Provision for credit losses	819	709	638	529	412	219	222	168
Non-interest expenses	4,562	4,576	4,464	4,529	4,191	4,159	4,223	4,271
Income tax expense	497	485	1,106	475	602	817	864	689
Net income	$2,212	$2,159	$1,772	$2,093	$2,594	$2,747	$2,740	$2,559
Basic earnings per share ($)	1.74	1.70	1.37	1.64	2.10	2.16	2.15	1.98
Diluted earnings per share ($)	1.72	1.69	1.36	1.63	2.09	2.16	2.14	1.97
Net interest margin (%) (1)	2.10	2.13	2.11	2.18	2.22	2.23	2.16	2.17
Effective tax rate (%) (2)	18.4	18.4	38.4	18.5	18.8	22.9	24.0	21.2
Adjusted results (1)
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Net loss on divestitures and wind-down of operations	$–	$–	$–	$361	$–	$–	$–	$–
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	20	21	21	24	24	24	25	25
Restructuring and other provisions	–	–	–	85	–	–	–	188	(3)
Support costs for the Scene+ loyalty program	–	–	–	133	–	–	–	–
Total non-interest expenses adjustments (Pre-tax)	20	21	21	242	24	24	25	213
Total impact of adjusting items on net income before taxes	20	21	21	603	24	24	25	213
Impact of adjusting items on income tax expense:
Canada recovery dividend	–	–	579	–	–	–	–	–
Impact of other adjusting items on income tax expense	(5)	(6)	(6)	(81)	(7)	(6)	(7)	(56)
Total impact of adjusting items on net income	15	15	594	522	17	18	18	157
Adjusted net income	$2,227	$2,174	$2,366	$2,615	$2,611	$2,765	$2,758	$2,716
Adjusted diluted earnings per share ($)	1.73	1.70	1.85	2.06	2.10	2.18	2.15	2.10
(1)	Refer to Non-GAAP Measures section starting on page 4.
(2)	Refer to Glossary on page 53 for the description of the measure.
(3)
The Bank recorded restructuring and other provisions of $139 ($188 pre-tax)
in the Other operating segment in Q4, 2021. The restructuring charge of $93 ($126 pre-tax)
was substantially related to International Banking. The settlement and litigation provisions of $46 ($62 pre-tax)
was in connection with the Bank’s former metals business.

Trending analysis
Earnings over the period were driven by generally higher net interest income from steady loan and deposit growth and lower effective tax rates, partly offset by higher provision for credit losses and increased term funding costs.
Total revenue
Canadian Banking net interest income over the period has increased driven by strong loan and deposit growth and margin expansion, as recent quarters have benefited from Bank of Canada rate increases. International Banking net interest income has trended upward driven by growth in residential mortgages and business loans and central bank rate increases. Non-interest income for Canadian Banking and International Banking is stable over the period. Global Wealth Management fee-based
revenues continue to be impacted by market conditions. Global Banking and Markets revenues are affected by market conditions that impact client activity in the capital markets and corporate and investment banking businesses. Revenues in the Other segment were impacted by higher term funding costs and other treasury-related activities.
Provision for credit losses
Provision for credit losses trended upward during the period driven by an unfavourable macroeconomic forecast and portfolio growth, and higher impaired loan provisions due to credit migration.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest
expenses
Non-interest
expenses reflect the Bank’s continued investment in personnel and technology to support business growth as well as the impact of inflation. This was partly offset by expense management and efficiency initiatives. The impact of foreign currency translation has also contributed to fluctuations over the period.
Provision for income taxes
The effective tax rate was 18.4% this quarter. The effective tax rate average was 22.6% over the period and was impacted by the recognition of the CRD in Q1 2023, increased statutory tax rates, divestitures, varying levels of provision for credit losses and net income earned in foreign jurisdictions, as well as the variability of tax-exempt
dividend income and inflationary benefits.
Financial Position
T16 Condensed statement of financial position

	As at
(Unaudited) ($ billions)	July 31 2023	October 31 2022	Change	Volume Change	FX Change
Assets
Cash, deposits with financial institutions and precious metals	$91.3	$66.4	37.5%	37.5%	–%
Trading assets	119.3	113.2	5.4	5.2	0.2
Securities purchased under resale agreements and securities borrowed	198.4	175.3	13.1	13.5	(0.4)
Investment securities	110.2	110.0	0.2	0.7	(0.5)
Loans	752.2	745.0	1.0	0.2	0.8
Other	124.7	139.5	(10.6)	(13.9)	3.3
Total assets	$1,396.1	$1,349.4	3.5%	2.8%	0.7%
Liabilities
Deposits	$957.2	$916.2	4.5%	4.2%	0.3%
Obligations related to securities sold under repurchase agreements and securities lent	147.4	139.0	6.0	5.8	0.2
Other liabilities	204.2	211.0	(3.2)	(6.2)	3.0
Subordinated debentures	9.6	8.5	13.0	14.5	(1.5)
Total liabilities	$1,318.4	$1,274.7	3.4%	2.7%	0.7%
Equity
Common equity (1)	$68.0	$65.1	4.3%	3.7%	0.6%
Preferred shares and other equity instruments	8.1	8.1	–	–	–
Non-controlling interests in subsidiaries	1.6	1.5	9.0	6.0	3.0
Total equity	$77.7	$74.7	4.0%	3.4%	0.6%
Total liabilities and equity	$1,396.1	$1,349.4	3.5%	2.8%	0.7%
(1)	Includes net impact of foreign currency translation, primarily change in spot rates on the translation of assets and liabilities from functional currency to Canadian dollar equivalent.
The Bank’s total assets were $1,396 billion as at July 31, 2023, up $47 billion or 3% from October 31, 2022. Cash and deposits with financial institutions increased $24 billion due primarily to higher balances with central banks. Trading securities increased $5 billion due mainly to higher client activity. Loans increased $7 billion. Personal loans and credit cards increased $6 billion reflecting increased consumer spending. Business and government loans increased $3 billion mainly in Canada and Mexico. Residential mortgages decreased $2 billion, with lower mortgages in Canada partly offset by growth in Mexico and Chile. Securities purchased under resale agreements and securities borrowed increased $23 billion due to higher client demand. Derivative instrument assets decreased by $11 billion due to changes in foreign exchange rates, interest rates and lower activity. Other assets decreased $6 billion due mainly to lower derivative collateral requirements.
Total liabilities were $1,318 billion as at July 31, 2023, up $44 billion or 3% from October 31, 2022. Total deposits increased $41 billion. Personal deposits of $285 billion increased $19 billion due primarily to growth in term deposits in Canada. Business and government deposits grew by $18 billion mainly in Canada and Mexico. Deposits by financial institutions increased $4 billion. Financial instruments designated at fair value through profit or loss increased $6 billion, due mainly to the issuance of senior note liabilities. Obligations related to securities sold under repurchase agreements and securities lent increased by $8 billion. Other liabilities increased $4 billion due mainly to accrued interest and debt issuance by subsidiaries. Derivative instrument liabilities decreased $15 billion due to changes in interest rates, foreign exchange rates and lower activity.
Total shareholders’ equity was $78 billion, an increase of $3 billion from October 31, 2022. Equity was higher due to current year earnings of $6,143 million and net share issuances of $917 million primarily related to the Shareholder Dividend and Share Purchase Plan. Partly offsetting these items were dividends paid of $4,035 million.
Risk Management
The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2022 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2022 Annual Report.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Significant developments that took place during this quarter are as follows:
Credit risk
Allowance for credit losses
IFRS 9
Financial Instruments
, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging. Consistent with the requirements of IFRS 9, the Bank considers both quantitative and qualitative information in the assessment of a significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs, as further described below. Expert credit judgement may be applied in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events of the market up to the date of the financial statements. Expert credit judgement is applied in the assessment of underlying credit deterioration and migration of balances to progressive stages.
The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models.
The base case scenario shows stronger economic growth in 2023 for Canada and the U.S. compared to last quarter, as both economies remained resilient in the face of monetary policy tightening, driven largely by resilient labour markets, strong consumption and pent-up
demand. This economic resilience and resulting inflationary pressures, combined with implicit guidance on the path of future policy rates by the two countries’ central banks, resulted in an upward revision to monetary policy rates in both countries, with rates now higher for longer compared to last quarter.
The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario is based on the recent banking sector turmoil in the U.S. and Europe, and features deteriorating private sector financial conditions and confidence. These are reducing economic activity and inflation worldwide from the base case scenario, requiring central banks to reduce their monetary policy rates to mitigate the decline in economic activity and prevent inflation from falling below targeted ranges. Lastly, the very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. This results in higher inflation, requiring central banks to raise their policy rate to higher levels than in the base case in order to bring inflation under control, which is dampening economic activity.
The following section provides additional detail on certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses (see page 67 for all key variables). Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgement.

•
Gross Domestic Product (GDP):
The base case scenario assumes that a slowdown occurs in Canada and the U.S. in the second half of 2023 and into 2024 owing to the impacts of monetary tightening on both economies. In Canada, the economy is expected to grow by about 1.3% in 2023 despite the expected technical recession in the second half of the year. The economy is then expected to slow to a moderate growth path in 2024. Similarly, an economic expansion is expected in the U.S. of about 1.3% in 2023 before slowing to a more moderate pace in 2024.

•
Unemployment Rate:
The base case scenario assumes a modest increase in the unemployment rate in both Canada and the U.S. this year and next. The employment response to the slowdown in economic activity is expected to be muted relative to previous cycles owing to still high job vacancies and an expectation that firms will hold on to workers to a greater degree than previous recessions given the high costs of attracting and retaining workers. Unemployment rate projections for both countries in 2023 are similar to last quarter with a slight downward revision for Canada in 2023, reflecting a more resilient labour market than expected. Both countries’ unemployment rates were revised up in 2024, in line with weaker growth and, in the case of Canada, higher labour force participation owing to stronger population growth, leading to a larger and more persistent upward revision to the Canadian unemployment rate.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

The total allowance for credit losses as at July 31, 2023 was $6,094 million compared to $5,931 million last quarter. The allowance for credit losses ratio was 78 basis points, an increase of three basis points. The allowance for credit losses on loans was $5,893 million, up $157 million from the prior quarter. The increase was due to the impact of the continued unfavourable macroeconomic outlook and higher provisions on retail portfolios.
The allowance against performing loans was higher at $4,073 million compared to $3,985 million as at April 30, 2023. The allowance for performing loans ratio was 55 basis points, an increase of three basis points. The increase was due primarily to the continued unfavourable macroeconomic outlook.
The allowance on impaired loans increased to $1,820 million from $1,751 million last quarter. The allowance for impaired loans ratio was 23 basis points, unchanged from the prior quarter. The increase was due primarily to higher retail provisions.
Impaired loans
Gross impaired loans increased to $5,487 million as at July 31, 2023, from $5,305 million last quarter. The increase was due primarily to the net formations in retail portfolios. The gross impaired loan ratio was 70 basis points, an increase of three basis points from last quarter.
Net impaired loans in Canadian Banking were $872 million, an increase of $148 million from last quarter, due primarily to higher commercial and retail formations. International Banking’s net impaired loans were $2,704 million, a decrease of $11 million from last quarter, due to lower commercial impaired loans due primarily to repayment on one account in the utility sector, partly offset by higher retail formations. In Global Banking and Markets, net impaired loans were $79 million, a decrease of $21 million from last quarter, due mainly to repayment on one account in the mining sector. In Global Wealth Management, net impaired loans were $12 million, a decrease of $3 million from last quarter. Net impaired loans as a percentage of loans and acceptances were 0.47%, an increase of two basis points from 0.45% last quarter.
Overview of loan portfolio
The Bank has a well-diversified portfolio by product, business, and geography. Details of certain portfolios of current focus are highlighted below.
Real estate secured lending
A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at July 31, 2023, these loans amounted to $468 billion or 60% of the Bank’s total loans and acceptances outstanding (April 30, 2023 – $472 billion or 60%). Of these, $370 billion or 79% are real estate secured loans (April 30, 2023 – $376 billion or 80%). The tables below provide more details by portfolios.
Insured and uninsured mortgages and home equity lines of credit
(1)
The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.
T17 Insured and uninsured residential mortgages and HELOCs, by geographic areas

	As at July 31, 2023
	Residential mortgages						Home equity lines of credit
	Insured (2)		Uninsured		Total		Insured (2)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada: (3)
Atlantic provinces	$4,846	1.6%	$6,567	2.2%	$11,413	3.8%	$–	–%	$1,060	4.7%	$1,060	4.7%
Quebec	7,702	2.5	12,049	4.1	19,751	6.6	–	–	1,120	4.9	1,120	4.9
Ontario	31,629	10.8	131,767	44.8	163,396	55.6	–	–	13,193	58.7	13,193	58.7
Manitoba & Saskatchewan	5,299	1.8	4,580	1.6	9,879	3.4	–	–	619	2.8	619	2.8
Alberta	16,211	5.5	15,172	5.2	31,383	10.7	–	–	2,263	10.1	2,263	10.1
British Columbia & Territories	10,925	3.8	47,371	16.1	58,296	19.9	–	–	4,219	18.8	4,219	18.8
Canada (4)(5)	$76,612	26.0%	$217,506	74.0%	$294,118	100%	$–	–%	$22,474	100%	$22,474	100%
International	–	–	53,589	100	53,589	100	–	–	–	–	–	–
Total	$76,612	22.0%	$271,095	78.0%	$347,707	100%	$–	–%	$22,474	100%	$22,474	100%
	As at April 30, 2023
Canada (4)(5)	$79,930	26.6%	$220,065	73.4%	$299,995	100%	$–	–%	$22,460	100%	$22,460	100%
International	–	–	53,565	100	53,565	100	–	–	–	–	–	–
Total	$79,930	22.6%	$273,630	77.4%	$353,560	100%	$–	–%	$22,460	100%	$22,460	100%
	As at October 31, 2022
Canada (4)(5)	$83,514	27.6%	$218,972	72.4%	$302,486	100%	$–	–%	$22,178	100%	$22,178	100%
International	–	–	46,793	100	46,793	100	–	–	–	–	–	–
Total	$83,514	23.9%	$265,765	76.1%	$349,279	100%	$–	–%	$22,178	100%	$22,178	100%
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(3)	The province represents the location of the property in Canada.
(4)	Includes multi-residential dwellings (4+ units) of $3,683 (April 30, 2023 – $3,703; October 31, 2022 – $3,782) of which $2,484 are insured (April 30, 2023 – $2,496; October 31, 2022 – $2,524).
(5)	Variable rate mortgages account for 34% (April 30, 2023 – 36%; October 31, 2022 – 37%) of the Bank’s total Canadian residential mortgage portfolio.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Amortization period ranges for residential mortgages
(1)
The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.
T18 Distribution of residential mortgages by amortization periods, and by geographic areas

	As at July 31, 2023
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	33.5%	37.6%	27.9%	0.8%	0.2%	100%
International	63.5%	17.7%	17.8%	1.0%	0.0%	100%
	As at April 30, 2023
Canada	31.9%	38.9%	28.5%	0.5%	0.2%	100%
International	63.2%	17.9%	18.1%	0.8%	0.0%	100%
	As at October 31, 2022
Canada	29.2%	40.5%	28.5%	1.6%	0.2%	100%
International	62.8%	16.9%	17.5%	2.8%	0.0%	100%
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
Loan to value ratios
(1)
The Canadian residential mortgage portfolio is 74% uninsured (April 30, 2023 – 73%; October 31, 2022 – 72%). The average loan-to-value
(LTV) ratio of the uninsured portfolio is 51% (April 30, 2023 – 53%; October 31, 2022 – 49%).
The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.
T19 Loan to value ratios

	Uninsured LTV ratios
	For the three months ended July 31, 2023
	Residential mortgages	Home equity lines of credit (2)
	LTV%	LTV%
Canada: (3)
Atlantic provinces	57.5%	62.5%
Quebec	59.0	67.9
Ontario	58.2	61.3
Manitoba & Saskatchewan	59.9	60.7
Alberta	59.9	68.4
British Columbia & Territories	57.1	60.6
Canada (3)	58.2%	62.0%
International	71.7%	n/a
	For the three months ended April 30, 2023
Canada (3)	60.6%	64.4%
International	72.6%	n/a
	For the three months ended October 31, 2022
Canada (3)	62.8%	63.1%
International	72.4%	n/a
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOCs, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(3)	The province represents the location of the property in Canada.
Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn
As part of its stress testing program, the Bank analyzes the impact of various combinations of home price declines and unemployment increases on the Bank’s residential mortgage portfolios. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank
scenario analyses to assess the impact to the enterprise of different scenarios and is confident that it has the financial resources to withstand even a very negative outlook.
Commercial real estate exposures
The Bank’s commercial real estate portfolio was $66.2 billion, or 8.5% of the Bank’s total loans and acceptances outstanding as at July 31, 2023 (April 30, 2023 – $67.1 billion or 8.5%). This portfolio is largely comprised of loans to the residential and industrial sectors (72%), both undersupplied asset classes. Total exposure to the Office subsector represents approximately 10% of the commercial real estate portfolio, of which two thirds are investment grade facilities.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Regional
non-retail
exposures
The Bank’s exposures outside Canada and the U.S. are diversified by region and product and are sized appropriately relative to the credit worthiness of the counterparties (64% of the exposures are to investment grade counterparties based on a combination of internal and external ratings). The Bank’s exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.
The Bank has no direct exposure to Russia or Ukraine. While some customers may be negatively impacted by the conflict in the region and by trade restrictions as a result of sanctions, the impact to the Bank, to date, is immaterial and appropriately mitigated.
The Bank’s exposures to sovereigns was $59.8 billion as at July 31, 2023 (April 30, 2023 – $65.9 billion; October 31, 2022 – $60.5 billion), $17.8 billion to banks (April 30, 2023 – $16.6 billion; October 31, 2022 – $16.3 billion) and $129.4 billion to corporates (April 30, 2023 – $133.7 billion; October 31, 2022 – $128.2 billion).
In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European
entities whose parent company is domiciled in Europe of $0.4 billion as at July 31, 2023 (April 30, 2023 – $0.3 billion; October 31, 2022 – $0.4 billion).
The Bank’s regional credit exposures are distributed as follows:
T20 Bank’s regional credit exposures distribution

	As at
	July 31, 2023							April 30 2023	October 31 2022
($ millions)	Loans and loan equivalents (1)	Deposits with financial institutions	Securities (2)	SFT and derivatives (3)	Funded total	Undrawn commitments (4)	Total	Total	Total
Latin America (5)	$91,786	$12,264	$19,392	$3,276	$126,718	$7,866	$134,584	$142,309	$130,858
Caribbean and Central America	11,794	3,793	3,668	17	19,272	3,466	22,738	23,732	24,186
Europe, excluding U.K.	7,974	1,713	2,356	3,241	15,284	9,703	24,987	25,688	24,298
U.K.	8,416	4,657	1,014	5,160	19,247	7,838	27,085	27,855	24,370
Asia	12,221	922	12,285	248	25,676	8,439	34,115	35,689	37,210
Other (6)	467	3	86	30	586	227	813	814	1,499
Total	$132,658	$23,352	$38,801	$11,972	$206,783	$37,539	$244,322	$256,087	$242,421
(1)
Individual allowances for credit losses are $547. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $15,877 as at July 31, 2023 (April 30, 2023 – $16,382; October 31, 2022 – $15,462).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)
SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $5,334 and collateral held against SFT was $112,310.

(4)
Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

(5)	Includes countries in the Pacific Alliance plus Brazil, Uruguay, Venezuela, Ecuador and Argentina.
(6)	Includes Middle East and Africa.
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.
T21 Market Risk Measures

	Average for the three months ended
Risk factor ($ millions)	July 31 2023	April 30 2023	July 31 2022
Credit spread plus interest rate	$15.0	$15.7	$13.5
Credit spread	7.6	9.5	5.8
Interest rate	11.5	14.0	12.5
Equities	4.0	4.6	4.5
Foreign exchange	2.9	3.7	2.5
Commodities	4.7	6.3	4.5
Debt specific	3.3	3.7	2.2
Diversification effect	(14.4)	(16.6)	(11.7)
Total VaR	$15.5	$17.4	$15.5
Total Stressed VaR	$32.0	$54.9	$28.6
In Q3 2023, the average
one-day
Total VaR decreased from last quarter to $15.5 million due to reduced interest rate and equity exposure as market volatility subsided from Q2.
In Q3 2023, the Stressed VaR reduced to $32.0 million from last quarter, also due to the reduced exposure. Stressed VaR is calculated using the largest loss across historical periods as applied to the current portfolio. Both Q2 and Q3 2023 were calculated using the 2019/2020 COVID period, and Q3 2022 using the 2008/2009 credit crisis period.
There were no trading loss days this quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).
Non-trading
interest rate sensitivity
The following table shows the
pro-forma
pre-tax
impact on the Bank’s net interest income over the next twelve months and economic value of equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.
T22 Structural interest sensitivity

	As at
	July 31, 2023						April 30, 2023		July 31, 2022
	Net interest income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net interest income	Economic value of equity	Net interest income	Economic value of equity
+100 bps	$(194)	$166	$(28)	$(542)	$(487)	$(1,029)	$(46)	$(1,247)	$(267)	$(1,579)
-100 bps	179	(175)	4	349	277	626	(2)	796	231	1,027
During the third quarter of 2023, both interest rate sensitivities remained within the Bank’s approved consolidated limits.
The Bank’s Asset/Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of protecting and enhancing net interest income within established risk tolerances.
The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.
Market risk linkage to Consolidated Statement of Financial Position
Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading
risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading
risk measures is provided in the table below.
T23 Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at July 31, 2023	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$1,009	$1,009	$–	$–	n/a
Trading assets	119,301	119,146	155	–	Interest rate, FX
Derivative financial instruments	44,655	31,669	12,986	–	Interest rate, FX, equity
Investment securities	110,195	–	110,195	–	Interest rate, FX, equity
Loans	752,205	–	752,205	–	Interest rate, FX
Assets not subject to market risk (1)	368,733	–	–	368,733	n/a
Total assets	$1,396,098	$151,824	$875,541	$368,733
Deposits	$957,225	$–	$912,471	$44,754	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	28,893	–	28,893	–	Interest rate, equity
Obligations related to securities sold short	37,522	37,522	–	–	n/a
Derivative financial instruments	50,848	29,269	21,579	–	Interest rate, FX, equity
Trading liabilities (2)	432	432	–	–	n/a
Pension and other benefit liabilities	1,609	–	1,609	–	Interest rate, credit spread, equity
Liabilities not subject to market risk (3)	241,851	–	–	241,851	n/a
Total liabilities	$1,318,380	$67,223	$964,552	$286,605
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2022	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$543	$543	$–	$–	n/a
Trading assets	113,154	113,117	37	–	Interest rate, FX
Derivative financial instruments	55,699	43,436	12,263	–	Interest rate, FX, equity
Investment securities	110,008	–	110,008	–	Interest rate, FX, equity
Loans	744,987	–	744,987	–	Interest rate, FX
Assets not subject to market risk (1)	325,027	–	–	325,027	n/a
Total assets	$1,349,418	$157,096	$867,295	$325,027
Deposits	$916,181	$–	$869,219	$46,962	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	22,421	–	22,421	–	Interest rate, equity
Obligations related to securities sold short	40,449	40,449	–	–	n/a
Derivative financial instruments	65,900	40,685	25,215	–	Interest rate, FX, equity
Trading liabilities (2)	372	372	–	–	n/a
Pension and other benefit liabilities	1,557	–	1,557	–	Interest rate, credit spread, equity
Liabilities not subject to market risk (3)	227,789	–	–	227,789	n/a
Total liabilities	$1,274,669	$81,506	$918,412	$274,751
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.
Liquidity risk
Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.
Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 18 to the Condensed Interim Consolidated Financial Statements and in Note 35 to the Consolidated Financial Statements in the Bank’s 2022 Annual Report.
Liquid assets are a key component of this framework. The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.
Liquid assets
Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs.
Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include unrestricted deposits with central banks, deposits with financial institutions, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.
Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.
Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes, trading securities primarily held by Global Banking and Markets, and collateral received from securities financing and derivative transactions.
The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at July 31, 2023 unencumbered liquid assets were $317 billion (October 31, 2022 – $260 billion). Securities including National Housing Act (NHA) mortgage-backed securities, comprised 73% of liquid assets (October 31, 2022 – 77%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions and precious metals were 27% (October 31, 2022 – 23%). The increase in total unencumbered liquid assets to support enterprise liquidity metrics was attributable to an increase in Canadian and foreign government securities, cash and deposits with central banks, NHA mortgage-backed securities and precious metals, partly offset by a decrease in other liquid securities and deposits with financial institutions.
The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at July 31, 2023. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:
T24 Liquid asset pool

	As at July 31, 2023
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$81,580	$–	$81,580	$–	$6,016	$75,564	$–
Deposits with financial institutions	8,745	–	8,745	–	357	8,388	–
Precious metals	1,009	–	1,009	–	–	1,009	–
Securities:
Canadian government obligations	53,460	42,522	95,982	37,032	–	58,950	–
Foreign government obligations	100,280	129,657	229,937	106,378	–	123,559	–
Other securities	61,916	101,898	163,814	140,197	–	23,617	–
NHA mortgage-backed securities	34,009	–	34,009	8,546	–	25,463	–
Total	$340,999	$274,077	$615,076	$292,153	$6,373	$316,550	$–

	As at October 31, 2022
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$56,720	$–	$56,720	$–	$5,254	$51,466	$–
Deposits with financial institutions	9,175	–	9,175	–	400	8,775	–
Precious metals	543	–	543	–	–	543	–
Securities:
Canadian government obligations	51,114	29,484	80,598	40,290	–	40,308	–
Foreign government obligations	98,673	108,134	206,807	104,052	–	102,755	–
Other securities	60,783	90,675	151,458	115,995	–	35,463	–
NHA mortgage-backed securities	29,409	–	29,409	8,571	–	20,838	–
Total	$306,417	$228,293	$534,710	$268,908	$5,654	$260,148	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:
T25 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

	As at
($ millions)	July 31 2023	October 31 2022
The Bank of Nova Scotia (Parent)	$237,487	$184,848
Bank domestic subsidiaries	38,537	26,912
Bank foreign subsidiaries	40,526	48,388
Total	$316,550	$260,148
The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (87%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The increase in unencumbered assets in the parent supports the maintenance of strong liquidity metrics this quarter. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets
In the course of the Bank’s
day-to-day
activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:
T26 Asset Encumbrance

	As at July 31, 2023
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$81,580	$–	$81,580	$–	$6,016	$75,564	$–
Deposits with financial institutions	8,745	–	8,745	–	357	8,388	–
Precious metals	1,009	–	1,009	–	–	1,009	–
Liquid securities:
Canadian government obligations	53,460	42,522	95,982	37,032	–	58,950	–
Foreign government obligations	100,280	129,657	229,937	106,378	–	123,559	–
Other liquid securities	61,916	101,898	163,814	140,197	–	23,617	–
Other securities	2,849	7,644	10,493	5,316	–	–	5,177
Loans classified as liquid assets:
NHA mortgage-backed securities	34,009	–	34,009	8,546	–	25,463	–
Other loans	726,616	–	726,616	4,591	84,526	12,773	624,726
Other financial assets (4)	268,616	(184,161)	84,455	12,732	–	–	71,723
Non-financial assets	57,018	–	57,018	–	–	–	57,018
Total	$1,396,098	$97,560	$1,493,658	$314,792	$90,899	$329,323	$758,644

	As at October 31, 2022
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$56,720	$–	$56,720	$–	$5,254	$51,466	$–
Deposits with financial institutions	9,175	–	9,175	–	400	8,775	–
Precious metals	543	–	543	–	–	543	–
Liquid securities:
Canadian government obligations	51,114	29,484	80,598	40,290	–	40,308	–
Foreign government obligations	98,673	108,134	206,807	104,052	–	102,755	–
Other liquid securities	60,783	90,675	151,458	115,995	–	35,463	–
Other securities	2,985	11,376	14,361	3,611	–	–	10,750
Loans classified as liquid assets:
NHA mortgage-backed securities	29,409	–	29,409	8,571	–	20,838	–
Other loans	723,389	–	723,389	3,658	77,122	11,657	630,952
Other financial assets (4)	254,935	(160,410)	94,525	18,450	–	–	76,075
Non-financial assets	61,692	–	61,692	–	–	–	61,692
Total	$1,349,418	$79,259	$1,428,677	$294,627	$82,776	$271,805	$779,469
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)
Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.
As at July 31, 2023 total encumbered assets of the Bank were $406 billion (October 31, 2022 – $377 billion). Of the remaining $1,088 billion (October 31, 2022 – $1,051 billion) of unencumbered assets, $329 billion (October 31, 2022 – $272 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.
In some
over-the-counter
derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at July 31, 2023 the potential adverse impact on derivatives collateral that would result from a one-notch
or
two-notch
downgrade of the Bank’s rating below its lowest current rating was $35 million or $679 million, respectively.
Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.
Liquidity coverage ratio
The Liquidity Coverage Ratio (LCR) measure is based on a
30-day
liquidity stress scenario, with assumptions defined in the Liquidity Adequacy Requirements (LAR) Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI). The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.
HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.
The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s LCR for the quarter ended July 31, 2023, based on the average daily positions in the quarter:
T27 Bank’s average LCR
(1)

For the quarter ended July 31, 2023 ($ millions) (2)	Total unweighted value (Average) (3)	Total weighted value (Average) (4)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$264,014

Cash outflows
Retail deposits and deposits from small business customers, of which:	$242,032	$22,595
Stable deposits	92,546	2,988
Less stable deposits	149,486	19,607
Unsecured wholesale funding, of which:	302,054	139,755
Operational deposits (all counterparties) and deposits in networks of cooperative banks	97,786	23,537
Non-operational deposits (all counterparties)	173,151	85,101
Unsecured debt	31,117	31,117
Secured wholesale funding	*	51,283
Additional requirements, of which:	277,173	60,423
Outflows related to derivative exposures and other collateral requirements	42,752	22,487
Outflows related to loss of funding on debt products	4,139	4,139
Credit and liquidity facilities	230,282	33,797
Other contractual funding obligations	1,582	1,556
Other contingent funding obligations (5)	592,079	7,579
Total cash outflows	*	$283,191

Cash inflows
Secured lending (e.g. reverse repos)	$259,656	$43,458
Inflows from fully performing exposures	33,148	20,309
Other cash inflows	20,379	20,379
Total cash inflows	$313,183	$84,146
		Total adjusted value (6)
Total HQLA	*	$264,014
Total net cash outflows	*	$199,045
Liquidity coverage ratio (%)	*	133%
For the quarter ended April 30, 2023 ($ millions)		Total adjusted value (6)
Total HQLA	*	$252,277
Total net cash outflows	*	$192,278
Liquidity coverage ratio (%)	*	131%
*	Disclosure is not required under regulatory guideline.
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(2)	Based on the average of daily positions of the 64 business days in the quarter.
(3)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(4)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR Guideline.
(5)
Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(6)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.
HQLA is substantially comprised of Level 1 assets (as defined in the LAR Guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.
The increase in the Bank’s average LCR for the quarter ended July 31, 2023 versus the average of the previous quarter was mainly attributable to growth in retail deposits and deposits from small business customers. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.
Net stable funding ratio
The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance
sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the OSFI LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.
ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the Bank as well as those of its off-balance
sheet exposures.
The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and commitments to extend credit.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s NSFR as at July 31, 2023:
T28 Bank’s NSFR
(1)

	Unweighted Value by Residual Maturity				Weighted value (3)
As at July 31, 2023 ($ millions)	No maturity (2)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$88,796	$–	$–	$–	$88,796
Regulatory capital	88,796	–	–	–	88,796
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	195,988	79,647	29,537	47,216	322,436
Stable deposits	81,119	20,710	9,742	12,506	118,498
Less stable deposits	114,869	58,937	19,795	34,710	203,938
Wholesale funding:	185,026	306,520	68,182	132,382	328,033
Operational deposits	101,194	–	–	–	50,597
Other wholesale funding	83,832	306,520	68,182	132,382	277,436
Liabilities with matching interdependent assets (4)	–	3,510	2,295	16,669	–
Other liabilities:	66,647	124,999			21,394
NSFR derivative liabilities		9,336
All other liabilities and equity not included in the above categories	66,647	91,592	5,354	18,717	21,394
Total ASF					$760,659
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$16,206
Deposits held at other financial institutions for operational purposes	$1,868	$1,158	$–	$–	$1,513
Performing loans and securities:	103,941	190,255	60,092	518,185	571,546
Performing loans to financial institutions secured by Level 1 HQLA	2	35,454	2,098	–	3,317
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	2,671	65,915	12,030	11,031	27,332
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	58,628	75,650	31,368	230,092	293,244
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	369	798	1,679	1,674
Performing residential mortgages, of which:	22,150	12,158	14,365	270,636	224,120
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	22,150	12,002	14,105	255,840	211,336
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	20,490	1,078	231	6,426	23,533
Assets with matching interdependent liabilities (4)	–	3,510	2,295	16,669	–
Other assets:	3,579	178,844			57,483
Physical traded commodities, including gold	3,579				3,042
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		9,469			8,048
NSFR derivative assets		5,862			–
NSFR derivative liabilities before deduction of variation margin posted		26,627			1,331
All other assets not included in the above categories	–	91,825	–	45,061	45,062
Off-balance sheet items		477,735			18,371
Total RSF					$665,119
Net Stable Funding Ratio (%)					114%

As at April 30, 2023	Weighted value (3)
Total ASF	$743,001
Total RSF	666,854
Net stable funding ratio (%)	111%
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(2)
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

(3)	Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the OSFI LAR Guideline.
(4)	Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.
Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance
sheet items and other assets.
The increase in the Bank’s NSFR as at July 31, 2023 versus the previous quarter was mainly attributable to higher ASF from wholesale funding and lower RSF for loans and mortgages.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Funding
The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.
Capital and personal deposits are key components of the Bank’s core funding and these amounted to $380 billion as at July 31, 2023 (October 31, 2022 – $357 billion
(1)
). The increase since October 31, 2022 is due primarily to growth in personal deposits and common equity. A portion of commercial deposits, particularly those of an operating or relationship nature, are also considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity of 1 year or more) of $222 billion (October 31, 2022 – $204 billion). Longer-term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.
The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.
From an overall funding perspective, the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.
The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.
In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost, market capacity and diversification of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.
In Canada, the Bank raises short and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program, retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and unsecured personal lines of credit receivables through the Halifax Receivables Trust program. CMHC securitization programs, while included in the Bank’s view of wholesale debt issuance, do not historically entail the run-off
risk that can be experienced in funding raised from capital markets.
Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered
programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and retail credit card receivables through the Trillium Credit Card Trust II program. The Bank may issue benchmark offerings via its Covered Bond Program (listed with the U.K. Listing Authority and the Swiss Stock Exchange), in Europe, the United Kingdom, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme (listed with the U.K. Listing Authority and the Swiss Stock Exchange) and Singapore Medium Term Note Programme (listed with the Singapore Exchange and the Taiwan Exchange).
The Department of Finance’s
bail-in
regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior unsecured debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares. As at July 31, 2023, issued and outstanding liabilities of $76 billion (October 31, 2022 – $73 billion) were subject to conversion under the bail-in
regime.

(1)	Prior period amount has been restated to conform with current period presentation.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.
Wholesale funding sources
T29 Wholesale funding
(1)

	As at July 31, 2023
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$2,621	$1,111	$404	$11	$648	$4,795	$533	$–	$–	$5,328
Bearer notes, commercial paper and certificate of deposits	10,562	18,971	25,291	15,244	10,784	80,852	1,665	348	62	82,927
Asset-backed commercial paper (3)	1,334	5,112	4,540	165	–	11,151	–	–	–	11,151
Senior notes (4)(5)	1,603	3,658	3,206	4,026	7,690	20,183	2,300	7,708	11,891	42,082
Bail-inable notes (5)	–	5,234	614	9,103	2,163	17,114	19,328	24,804	14,812	76,058
Asset-backed securities	–	574	–	1	–	575	7	1,321	818	2,721
Covered bonds	–	2,537	1,812	–	–	4,349	11,051	29,321	5,929	50,650
Mortgage securitization (6)	1	2,558	953	548	1,752	5,812	4,228	7,834	4,160	22,034
Subordinated debt (7)	–	–	–	3	–	3	336	1,890	9,226	11,455
Total wholesale funding sources	$16,121	$39,755	$36,820	$29,101	$23,037	$144,834	$39,448	$73,226	$46,898	$304,406

Of Which:

Unsecured funding	$14,786	$28,974	$29,516	$28,387	$21,285	$122,948	$24,161	$34,750	$35,991	$217,850
Secured funding	1,335	10,781	7,304	714	1,752	21,886	15,287	38,476	10,907	86,556

	As at October 31, 2022
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$2,182	$799	$319	$600	$298	$4,198	$128	$12	$–	$4,338
Bearer notes, commercial paper and certificate of deposits	8,739	18,053	29,042	17,568	9,958	83,360	824	416	50	84,650
Asset-backed commercial paper (3)	1,767	5,418	2,337	68	–	9,590	–	–	–	9,590
Senior notes (4)(5)	1,998	1,605	8,335	1,925	5,161	19,024	2,720	6,048	11,003	38,795
Bail-inable notes (5)	1,311	682	1,420	5,500	5,408	14,321	13,678	29,887	14,630	72,516
Asset-backed securities	–	1	–	1	592	594	3	648	103	1,348
Covered bonds	–	859	3,919	–	2,356	7,134	4,375	26,973	7,423	45,905
Mortgage securitization (6)	–	1,721	806	1,048	2,562	6,137	4,069	8,854	4,778	23,838
Subordinated debt (7)	–	–	–	–	–	–	3	2,108	8,566	10,677
Total wholesale funding sources	$15,997	$29,138	$46,178	$26,710	$26,335	$144,358	$25,800	$74,946	$46,553	$291,657

Of Which:

Unsecured funding	$14,231	$21,138	$39,117	$25,592	$20,825	$120,903	$17,353	$38,471	$34,248	$210,975
Secured funding	1,766	8,000	7,061	1,118	5,510	23,455	8,447	36,475	12,305	80,682
(1)
Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.

(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)
Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.
Wholesale funding generally bears a higher risk of
run-off
in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $317 billion as at July 31, 2023 (October 31, 2022 – $260 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities
The table below provides the maturity of assets and liabilities as well as the off-balance
sheet commitments as at July 31, 2023, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.
T30 Contractual maturities

	As at July 31, 2023
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$81,343	$148	$283	$60	$47	$160	$287	$227	$8,779		$91,334
Trading assets	3,962	4,990	4,946	5,122	2,491	9,139	19,208	17,592	51,851		119,301
Securities purchased under resale agreements and securities borrowed	177,938	13,307	6,732	285	96	–	–	–	–		198,358
Derivative financial instruments	2,458	3,305	4,562	2,482	2,153	6,509	11,245	11,941	–		44,655
Investment securities – FVOCI	5,820	10,113	3,441	6,529	3,273	8,838	26,086	13,918	2,206		80,224
Investment securities – amortized cost	38	767	938	764	1,053	2,313	5,278	17,041	–		28,192
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,779		1,779
Loans	65,018	37,199	37,848	32,605	38,437	118,202	311,376	52,395	59,125		752,205
Residential mortgages	3,822	6,492	11,155	10,113	12,635	62,744	198,940	39,997	1,809	(1)	347,707
Personal loans	3,535	2,742	3,558	3,901	3,721	12,692	25,282	6,867	41,435		103,733
Credit cards	–	–	–	–	–	–	–	–	16,607		16,607
Business and government	57,661	27,965	23,135	18,591	22,081	42,766	87,154	5,531	5,167	(2)	290,051
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,893)		(5,893)
Customers’ liabilities under acceptances	16,416	3,931	38	35	5	–	–	–	–		20,425
Other assets	–	–	–	–	–	–	–	–	59,625		59,625
Total assets	$352,993	$73,760	$58,788	$47,882	$47,555	$145,161	$373,480	$113,114	$183,365		$1,396,098

Liabilities and equity
Deposits	$103,893	$81,204	$71,103	$54,895	$53,324	$67,654	$86,197	$24,309	$414,646		$957,225
Personal	15,971	14,454	18,764	15,889	13,616	24,284	16,105	379	165,276		284,738
Non-personal	87,922	66,750	52,339	39,006	39,708	43,370	70,092	23,930	249,370		672,487
Financial instruments designated at fair value through profit or loss	386	909	985	1,431	1,171	6,467	4,180	13,364	–		28,893
Acceptances	16,469	3,931	38	35	5	–	–	–	–		20,478
Obligations related to securities sold short	641	1,143	2,391	1,908	1,417	4,094	6,974	7,500	11,454		37,522
Derivative financial instruments	2,273	3,350	4,554	1,953	2,141	6,795	12,082	17,700	–		50,848
Obligations related to securities sold under repurchase agreements and securities lent	145,761	1,324	343	4	–	–	–	–	–		147,432
Subordinated debentures	–	–	–	–	–	247	1,642	7,677	–		9,566
Other liabilities	526	2,161	1,644	1,175	1,285	8,094	5,008	8,546	37,977		66,416
Total equity	–	–	–	–	–	–	–	–	77,718		77,718
Total liabilities and equity	$269,949	$94,022	$81,058	$61,401	$59,343	$93,351	$116,083	$79,096	$541,795		$1,396,098

Off-balance sheet commitments
Credit commitments (3)	$6,978	$11,304	$18,557	$17,185	$19,934	$46,069	$137,106	$12,429	$–		$269,562
Guarantees and letters of credit (4)	–	–	–	–	–	–	–	–	44,701		44,701
Outsourcing obligations (5)	18	35	53	52	52	88	33	27	–		358
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2022
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$57,217	$481	$171	$94	$89	$298	$464	$390	$7,234		$66,438
Trading assets	2,228	5,501	6,338	4,073	2,519	8,652	15,791	19,323	48,729		113,154
Securities purchased under resale agreements and securities borrowed	132,383	28,000	13,781	997	152	–	–	–	–		175,313
Derivative financial instruments	5,227	5,797	4,166	2,749	2,653	7,386	14,538	13,183	–		55,699
Investment securities – FVOCI	3,886	6,929	4,983	3,574	10,347	8,466	29,274	13,809	3,442		84,710
Investment securities – amortized cost	19	746	314	1,945	854	2,113	4,957	12,662	–		23,610
Investment securities – FVTPL	–	–	–	–	–	–	54	8	1,626		1,688
Loans	61,748	39,627	33,765	37,342	32,941	95,758	339,211	49,828	54,767		744,987
Residential mortgages	2,523	5,132	8,614	14,293	10,995	42,088	227,488	37,498	648	(1)	349,279
Personal loans	3,909	2,023	3,287	3,415	3,138	13,008	24,271	6,610	39,770		99,431
Credit cards	–	–	–	–	–	–	–	–	14,518		14,518
Business and government	55,316	32,472	21,864	19,634	18,808	40,662	87,452	5,720	5,179	(2)	287,107
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,348)		(5,348)
Customers’ liabilities under acceptances	15,418	3,812	191	55	18	–	–	–	–		19,494
Other assets	–	–	–	–	–	–	–	–	64,325		64,325
Total assets	$278,126	$90,893	$63,709	$50,829	$49,573	$122,673	$404,289	$109,203	$180,123		$1,349,418

Liabilities and equity
Deposits	$97,418	$63,589	$67,249	$48,001	$53,602	$43,075	$83,647	$28,645	$430,955		$916,181
Personal	12,910	12,478	14,358	12,931	12,872	13,870	13,361	639	172,473		265,892
Non-personal	84,508	51,111	52,891	35,070	40,730	29,205	70,286	28,006	258,482		650,289
Financial instruments designated at fair value through profit or loss	337	658	727	900	1,189	5,989	2,190	10,431	–		22,421
Acceptances	15,449	3,812	191	55	18	–	–	–	–		19,525
Obligations related to securities sold short	539	1,507	890	1,817	2,404	3,959	5,437	7,426	16,470		40,449
Derivative financial instruments	3,386	4,968	4,876	3,032	3,181	8,721	17,231	20,505	–		65,900
Obligations related to securities sold under repurchase agreements and securities lent	128,128	8,596	2,153	72	–	76	–	–	–		139,025
Subordinated debentures	–	–	–	–	–	–	1,943	6,526	–		8,469
Other liabilities	3,914	1,342	2,331	1,713	695	7,526	5,404	7,150	32,624		62,699
Total equity	–	–	–	–	–	–	–	–	74,749		74,749
Total liabilities and equity	$249,171	$84,472	$78,417	$55,590	$61,089	$69,346	$115,852	$80,683	$554,798		$1,349,418

Off-balance sheet commitments
Credit commitments (3)	$8,531	$9,272	$19,662	$23,795	$20,971	$35,498	$126,074	$23,164	$–		$266,967
Guarantees and letters of credit (4)	–	–	–	–	–	–	–	–	41,977		41,977
Outsourcing obligations (5)	18	36	53	53	53	208	61	35	–		517
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.
Credit ratings
Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.
The Bank continues to have strong credit ratings
and its deposits and legacy senior debt are rated AA by DBRS Morningstar, Aa2 by Moody’s, A+ by Standard and Poor’s (S&P), and AA by Fitch. The Bank’s bail-inable senior debt is rated AA (low) by DBRS Morningstar, A2 by Moody’s,
AA-
by Fitch and
A-
by S&P. As of July 31, 2023, all rating agencies have a Stable outlook on the Bank. There were no changes made to the Bank’s credit ratings or outlooks during the quarter.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management
The Bank continues to manage its capital in accordance with the capital management framework as described on pages 54 to 67 of the Bank’s 2022 Annual Report.
Effective last quarter, the Bank adopted the Revised Basel III reforms in accordance with OSFI’s revised Capital Adequacy Requirements Guideline, Leverage Ratio Requirements Guideline, and Pillar 3 Disclosures Guideline for domestic systematically important banks
(D-SIBs).
OSFI’s requirements are substantially aligned with the Basel Committee on Banking Supervision’s (BCBS’) Revised Basel III reforms with some differences, primarily in residential real estate and qualifying revolving retail exposures, and with respect to an acceleration of the phase-in
period of the aggregate capital output floor to 72.5% by 2026.
In December 2022 OSFI announced that the Domestic Stability Buffer (DSB) will increase to 3.0% of total risk-weighted assets (RWA), effective February 1, 2023, and has increased the DSB’s range from 0% to 4.0%. OSFI’s minimum regulatory capital ratio requirements, including the
D-SIB
1.0% surcharge and its DSB are: 11.0%, 12.5% and 14.5% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively. In addition, in June 2023 OSFI announced an additional 0.5% increase to its DSB, resulting in a DSB of 3.5% of total RWA, effective November 1, 2023.
Revised Basel III reforms
The final Basel III reforms implemented last quarter primarily impact the calculation of risk-weighted assets and include:

•	a revised standardized approach for credit risk, with increased granularity of prescribed risk weights for credit cards, mortgages and business loans;
•
revisions to the internal ratings-based approach for credit risk with new requirements for internally developed model parameters under the Advanced Internal Ratings-Based Approach (AIRB), including scope restrictions which limit certain asset classes to only the Foundation Internal Ratings-Based (FIRB) approach;

•	a revised standardized approach for operational risk, which builds on the existing standardized approach including the recognition of an institution’s operational risk loss experience;
•
revisions to the measurement of the Leverage ratio and a Leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of a
D-SIB’s
1.0% risk-weighted surcharge capital buffer; and

•
an aggregate output floor, which will ensure that banks’ RWAs generated by internal models are not lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches. There is an international phase-in
period for the 72.5% aggregate capital output floor from 2023 until 2028, beginning at 65% for Canadian banks last quarter.

Internationally, adoption of the revised Basel III reforms is varied across jurisdictions. Current expectations are that many jurisdictions will implement no earlier than 2025. In addition, the revised credit valuation adjustment framework (CVA) and Fundamental Review of the Trading Book (FRTB) market risk requirements will be effective for the Bank in Q1 2024.
Regulatory capital and total loss absorbing capacity ratios
The Bank’s various regulatory capital and total loss absorbing capacity measures consist of the following:
T31 Regulatory capital and total loss absorbing capacity ratios

	As at
($ millions)	July 31 2023	April 30 2023	October 31 2022
	Revised Basel III	Revised Basel III	Basel III
Common Equity Tier 1 capital (1)(2)	$55,832	$55,520	$53,081
Tier 1 capital (1)(2)	64,016	63,688	61,262
Total regulatory capital (1)(2)	74,332	73,197	70,710
Total loss absorbing capacity (TLAC) (3)	134,207	127,815	126,565
Risk-weighted assets (1)(2)(4)	$439,814	$451,063	$462,448
Capital ratios (%) (1)(2)
Common Equity Tier 1 capital ratio	12.7	12.3	11.5
Tier 1 capital ratio	14.6	14.1	13.2
Total capital ratio	16.9	16.2	15.3
Total loss absorbing capacity ratio (3)	30.5	28.3	27.4
Leverage (5) :
Leverage exposures	$1,551,344	$1,530,107	$1,445,619
Leverage ratio (%)	4.1	4.2	4.2
Total loss absorbing capacity leverage ratio (%) (3)	8.7	8.4	8.8
(1)	Regulatory ratios and amounts reported as at Q3 2023 and Q2 2023 are under Revised Basel III requirements and are not directly comparable to ratios and amounts reported in Q4 2022.
(2)
Q3 2023 and Q2 2023 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Prior year regulatory capital ratios were prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(4)
As at July 31, 2023, CET1, Tier 1, Total Capital and TLAC RWA include a Basel III floor adjustment of $1.4 billion (April 30, 2023 – $8.2 billion and as at October 31, 2022, the Bank did not have a regulatory capital floor add-on
to risk-weighted assets for CET1, Tier 1, Total Capital and TLAC RWA).

(5)
Q3 2023 and Q2 2023 leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023). Prior year leverage ratios were prepared in accordance with OSFI Guideline – Leverage Requirements (November 2018).

The Bank’s CET1 capital ratio was 12.7% as at July 31, 2023, an increase of approximately 40 basis points from the prior quarter, due primarily to internal capital generation, lower RWA including the benefit of a risk transfer transaction, and share issuances from the Bank’s Shareholder Dividend and Share Purchase Plan.
The Bank’s Tier 1 capital ratio was 14.6% as at July 31, 2023, an increase of approximately 50 basis points from the prior quarter, due primarily to the above noted impacts to the CET1 ratio.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s Total capital ratio was 16.9% as at July 31, 2023, an increase of approximately 70 basis points from the prior quarter, mainly due to the above noted impacts to the Tier 1 capital ratio and a $1 billion issuance of subordinated debentures.
The Leverage ratio was 4.1% as at July 31, 2023, a decrease of approximately 10 basis points from the prior quarter, due primarily to growth in on-balance sheet assets.
The TLAC ratio was 30.5% as at July 31, 2023, an increase of approximately 220 basis points from the prior quarter, mainly from TLAC issuances during the quarter and the above noted impacts to the Total capital ratio.
The TLAC Leverage ratio was 8.7%, an increase of approximately 30 basis points, due primarily to TLAC issuances during the quarter.
As at July 31, 2023, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.
Continuity of Common Equity Tier 1 ratio
(1)

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).
Changes in regulatory capital
The Bank’s Common Equity Tier 1 capital was $55.8 billion, as at July 31, 2023, an increase of $312 million from the prior quarter, due primarily to quarterly earnings less dividends of $816 million and share issuances of $467 million from the Shareholder Dividend and Share Purchase Plan, partly offset by lower net accumulated other comprehensive income included for regulatory capital of $683 million and regulatory capital deductions of $350 million.
Risk-weighted assets
CET1 risk-weighted assets (RWA) decreased during the quarter by $11.2 billion (or
-2.5%)
to $439.8 billion, due primarily to lower RWA from the revised Basel III standardized output floor and the impacts from foreign currency translation.
Normal Course Issuer Bid
The Bank currently does not have an active normal course issuer bid and did not repurchase any common shares during the quarter ended July 31, 2023. The Bank’s previous normal course issuer bid terminated on December 1, 2022. Under this program, the Bank repurchased and cancelled approximately 32.9 million common shares at a volume weighted average price of $87.28 per share for a total amount of $2,873 million. These repurchases were carried out prior to October 31, 2022.
Common dividend
The Board of Directors, at its meeting on August 28, 2023, approved a dividend of $1.06 per share, unchanged from last quarter. This quarterly dividend is payable to shareholders of record as of October 3, 2023, on October 27, 2023.
Shareholders of the Bank may elect to have their cash dividends reinvested in common shares of the Bank, in accordance with the Shareholder Dividend and Share Purchase Plan (the Plan). The Bank has determined that until further announcement, the Bank will continue to issue the common shares from treasury with a discount of 2% to the average market price (as defined in the Plan). Prior to the dividend paid on April 26, 2023, common shares received by participants under the Plan were shares purchased from the open market at prevailing market prices.
Financial Instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 166 of the Bank’s 2022 Annual Report.
Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, industry and market conditions.
Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market
exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way
(only one party will ever post collateral) or
bi-lateral
(either party may post depending upon which party is
in-the-money).
The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 84 of the Bank’s 2022 Annual Report).

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Total derivative notional amounts were $8,349 billion as at July 31, 2023, compared to $8,180 billion as at April 30, 2023 (October 31, 2022 – $7,597 billion). The quarterly increase was due primarily to higher volume of interest rate contracts, partly offset by foreign currency translation. The total notional amount of over-the-counter
derivatives was $7,792 billion compared to $7,649 billion as at April 30, 2023 (October 31, 2022 – $7,290 billion), of which $5,867 billion was settled through central counterparties as at July 31, 2023 (April 30, 2023 – $5,697 billion; October 31, 2022 – $5,474 billion). The credit equivalent amount, after taking master netting arrangements into account, was $36.1 billion, compared to $38.8 billion at April 30, 2023. The decrease was primarily attributable to the lower exposure of commodity contracts offset by an increase in foreign exchange contracts.
Selected credit instruments
A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 71 of the Bank’s 2022 Annual Report. The Bank’s net exposures have remained substantially unchanged from year end.
Off-Balance
Sheet Arrangements
In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.
No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 67 to 70 of the Bank’s 2022 Annual Report.
Structured entities
The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.
A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $7.2 billion as at July 31, 2023 (October 31, 2022 – $6.4 billion). As at July 31, 2023, total commercial paper outstanding for these conduits was $4.9 billion (October 31, 2022 – $3.8 billion). Funded assets purchased and held by these conduits as at July 31, 2023, as reflected at original cost, were $4.8 billion (October 31, 2022 – $3.8 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2022.
Other
off-balance
sheet arrangements
The Bank uses capital vehicles to transfer credit exposure on certain loan assets and purchases credit protection against eligible credit events from these vehicles. The vehicles collateralize their obligation using cash proceeds received through the issuance of guarantee-linked notes. Loan assets are not sold or assigned to the vehicles and remain on the Bank’s Consolidated Statement of Financial Position. During the quarter, $949 million of guarantee-linked notes (April 30, 2023 – nil; October 31, 2022 – nil) were issued by these vehicles and included in Deposits – Business and government on the Bank’s Consolidated Statement of Financial Position.
Regulatory Developments
The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that may impact the Bank’s operations is included in the Legal and compliance risk section in the Bank’s 2022 Annual Report, as may be updated below.
Regulatory Initiatives Impacting Financial Services in Canada
On September 22, 2021, Bill 64, an Act to Modernize Legislative Provisions respecting the Protection of Personal Information (Quebec) received royal assent. The second series of amendments come into force on September 22, 2023, with the remainder coming into force in 2024. This law reforms the Act Respecting the Protection of Personal Information in the Private Sector (Quebec). It was modeled after the initial versions of the European Union’s General Data Protection Regulation, and introduced key changes, including increased enforcement powers for the Commission d’accès à l’information, significant new monetary penalties for non-compliance,
risk assessments for data transfers outside Quebec, mandatory breach notification and record keeping, and itemized express consent requirements. The Bank has established an enterprise-wide project under which it has engaged business stakeholders and key groups to consider the statute’s application. In May 2023, the Quebec Privacy Regulator published its draft consent guidelines. A final consent guideline is expected to be available in October.
Climate Regulatory Update
OSFI published its final Guideline
B-15
– Climate Risk Management (Guideline
B-15)
on March 7, 2023 with disclosure expectations beginning October 31, 2024.
The International Sustainability Standards Board (ISSB) published its final climate and sustainability-related disclosure standards on June 26, 2023. OSFI is expected to review the ISSB standards and assess whether any updates to Guideline
B-15
are required.
The Bank is currently assessing the impact of Guideline B-15 and will continue to monitor any updates and future developments. On June 28, 2023, OSFI announced a consultation period for a draft Climate Risk Regulatory Return due on September 30, 2023. Per the consultation, the effective date is the end of fiscal year 2024 with the returns due within 90 days of fiscal year end.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Interest rate benchmark reform
The publication of the overnight and 12-month US Dollar London Interbank Offered Rate (USD LIBOR) tenors has ceased, and the one-month,
three-month
and
six-month
USD LIBOR tenors became
non-representative
as of June 30, 2023. These
non-representative
tenors will be published on a synthetic basis until September 30, 2024, to allow market participants to use such rates in legacy contracts. The Bank has successfully transitioned a significant portion of its USD LIBOR contracts to alternative risk-free rates, and the remaining contracts will be remediated through fallback provisions.
As previously announced by Refinitiv Benchmark Services (UK) Limited, one-month,
two-month,
and three-month Canadian Dollar Offered Rate (CDOR) tenors will continue to be published until June 28, 2024 (the cessation date). The Canadian Alternative Reference Rate (CARR) committee has published a detailed transition roadmap with milestones to guide market participants to transition away from CDOR for all product types. After June 30, 2023, all new derivatives and securities transactions are referencing Canadian Overnight Repo Rate Average (CORRA) benchmarks with permissible exceptions. The CARR has recently announced that after November 1, 2023, all new loan contracts must reference only Overnight CORRA, Term CORRA, or Prime Rate instead of CDOR or a bankers’ acceptance rate.
The CARR, CanDeal Benchmark Solutions and TMX Datalinx have announced that the one-month
and three-month Term CORRA benchmark will be launched on September 5, 2023. OSFI expects FRFIs to transition CDOR linked transactions to new reference rates before the cessation date.
The Bank’s Transition Program has updated its project plans to align with the CDOR transition roadmap and milestones published by CARR and ensure alignment with OSFI’s expectations for FRFIs. The details regarding the Bank’s Transition Program for the interest rate benchmark reform are available in Note 4 of the 2022 Annual Report.
Canadian Federal Tax Measures
The Federal Budget released on March 28, 2023 included certain tax measures affecting the Bank. Of particular note were proposals to eliminate the deduction for dividends received on shares of Canadian corporations that are categorized as mark-to-market
property for tax purposes; to impose a 2% tax on the net value of share repurchases; and to impose GST/HST on payment card clearing services with the potential to reassess prior years for GST/HST amounts owing. The Federal Budget also reconfirmed the Government of Canada’s commitment to implement the Organisation for Economic Co-operation and Development’s Pillar Two model rules, which will impose a 15% minimum tax on global operations.
On June 22, 2023, Bill
C-47
(an Act to implement certain provisions of the budget tabled in Parliament on March 28, 2023) containing the proposed Federal Budget tax measure relating to GST/HST on payment card clearing services passed all readings in Parliament and received royal assent to become law.
The impact of the enacted legislation has been recognized in the Bank’s financial results as of July 31, 2023 and is not material for the Bank. The remaining Federal Budget proposals, if enacted, would result in increased tax expense for the Bank; however, their impact cannot be accurately assessed at this time due to uncertainties around the final rules and their application by the Canada Revenue Agency.
On August 4, 2023, the Department of Finance Canada released draft legislation for public consultation, which includes, among other things, the Pillar Two global minimum tax rules and 2% tax on the net value of all types of share repurchases by public corporations in Canada.
Housing
The Financial Consumer Agency of Canada (FCAC) published a guideline on Existing Consumer Mortgage Loans in Exceptional Circumstances on July 5, 2023. The guideline sets out FCAC’s expectations for banks to support consumers who are vulnerable to mortgage delinquency because of exceptional circumstances, such as combined effects of high consumer indebtedness, rising rates, inflation, and the pandemic. The guideline follows the FCAC’s October 2022 industry communication regarding variable rate mortgage holders. The FCAC expects banks to be proactive in identifying potential concerns, to ensure consumers are well-informed and to minimize negative consequences for consumers. The draft guideline is referenced in the Federal Budget.
In the Federal Budget, the government announced that it is considering consolidating Canada Mortgage Bonds into the regular Government of Canada (GoC) borrowing program. If this action is taken, it may impact the Bank’s fixed income business by removing a source of funding, potentially impacting fees for some business lines and reducing investment options for investors. On June 6, 2023, the GoC launched their consultation on the subject and are expected to provide an update in the 2023 Fall Economic Statement.
Accounting Policies and Controls
Accounting policies and estimates
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34
Interim Financial Reporting
, using IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2022, as described in Note 3 of the Bank’s audited consolidated financial statements in the 2022 Annual Report.
Future accounting developments
IFRS 17 –
Insurance Contracts
On May 18, 2017, the IASB issued IFRS 17
Insurance contracts
to replace IFRS 4
Insurance contracts
, to provide a comprehensive principle-based framework for the recognition, measurement, presentation, and disclosure of insurance contracts. The standard is to be applied on a full retrospective basis unless impractical, when either the modified retrospective or fair value method may be used.
IFRS 17 is effective for the Bank on November 1, 2023, and the Bank plans to adopt the standard by restating the comparative year results from the transition date of November 1, 2022.
Under IFRS 17, groups of insurance contracts will be measured using current probability-weighted fulfilment cash flows and revenue will be recognised as the service is provided over the coverage period based on the three measurement models as applicable: the general measurement model, the variable fee approach, and the premium allocation approach.
Adoption of IFRS 17 will result in the recognition of the contractual service margin as a component of the carrying amount for groups of contracts measured under the general measurement model and the variable fee approach. The contractual service margin represents unearned profits to be recognized as coverage is provided in future.
The Bank has a formal program in place to implement the new requirements. The Bank is modifying its processes, controls and insurance accounting systems, and continues to assess decisions required in the key areas of judgment.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the three months ended July 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2022 Annual Report. All transactions with related parties continued to be at market terms and conditions.
Share Data
T32 Shares and other instruments

July 31, 2023	Amount ($ millions)		Dividends declared per share (1)		Number outstanding (000s)		Conversion feature
Common Shares (2)		$19,627		$1.06		1,205,333	n/a

NVCC Preferred Shares (3)
Preferred shares Series 40 (4)		$300		$0.303125		12,000	Series 41

NVCC Additional Tier 1 Securities (3)(6)	Amount ($ millions)		Distribution (5)		Yield (%)		Number outstanding (000s)
Subordinated Additional Tier 1 Capital Notes (7)	US$	1,250	US$	20.9788		8.20911	1,250
Subordinated Additional Tier 1 Capital Notes	US$	1,250	US$	12.25		4.900	1,250
Limited Recourse Capital Notes Series 1		$1,250		$9.25		3.700	1,250
Limited Recourse Capital Notes Series 2	US$	600	US$	9.0625		3.625	600
Limited Recourse Capital Notes Series 3		$1,500		$17.5575		7.023	1,500
Limited Recourse Capital Notes Series 4	US$	750	US$	21.5625		8.625	750

NVCC Subordinated Debentures (3)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due December 2025					US$	1,250	4.500
Subordinated debentures due January 2029						$1,750	3.890
Subordinated debentures due July 2029						$1,500	2.836
Subordinated debentures due May 2032						$1,750	3.934
Subordinated debentures due December 2032					JPY	33,000	1.800
Subordinated debentures due August 2033						$1,000	5.679
Subordinated debentures due May 2037					US$	1,250	4.588

Other	Amount ($ millions)		Distribution (5)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust (8)		$750		$28.25		5.650	750

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares (2)							11,660
(1)
Dividends are paid quarterly, if and when declared. Represents dividends announced on August 29, 2023. The Board of Directors, at its meeting on August 28, 2023, approved a dividend payable on October 27, 2023 to shareholders of record as of October 3, 2023.

(2)	As at August 18, 2023, the number of outstanding common shares and options were 1,205,341 thousand and 11,604 thousand, respectively.
(3)
These securities contain
Non-Viability
Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. Refer to Notes 21 and 24 of the consolidated financial statements in the Bank’s 2022 Annual Report for further details. The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC Subordinated additional Tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC Limited Recourse Capital Notes, and NVCC Preferred Shares as at July 31, 2023 would be 4,897 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(4)
These preferred shares are entitled to
non-cumulative
preferential cash dividends payable quarterly. These preferred shares have conversion features. Refer to Note 24 of the Consolidated Financial Statements in the Bank’s 2022 Annual Report for further details.

(5)	Distributions per face amount of $1,000 or US$1,000 semi-annually or quarterly, as applicable.
(6)	Quarterly distributions are recorded in each fiscal quarter, if and when paid.
(7)
In respect of these securities, on June 28, 2023, the Bank announced the interest rate transition from three-month USD LIBOR to three-month Term SOFR, plus a spread adjustment of 26.161 bps, for interest periods commencing on or after July 12, 2023.

(8)	These securities have exchange features. Refer to Table 29 in the Bank’s 2022 Annual Report for further details.
For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s consolidated financial statements in the 2022 Annual Report.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Glossary
Allowance for Credit Losses:
An allowance set aside which, in management’s opinion, is adequate to absorb credit-related losses on all financial assets and off-balance
sheet exposures subject to impairment assessment. It includes allowances for performing financial assets and impaired financial assets.
Allowance for Credit Losses Ratio:
The ratio of period end total allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Impaired Loans Ratio:
The ratio of period end impaired allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Performing Loans Ratio:
The ratio of period end performing allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance against Impaired Loans as a % of Gross Impaired Loans:
The ratio of allowance against impaired loans to gross impaired loans.
Assets Under Administration (AUA):
Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.
Assets Under Management (AUM):
Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.
Bankers’ Acceptances (BAs):
Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
Basis Point:
A unit of measure defined as
one-hundredth
of one per cent.
Book Value per Common Share:
Common shareholders equity divided by the number of outstanding common shares at the end of the period.
Canadian Overnight Repo Rate Average (CORRA):
CORRA measures the cost of overnight general collateral funding in Canadian dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions.
Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios:
Under Revised Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.
CET1 consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.
Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative
preferred shares,
non-cumulative
subordinated additional Tier 1 capital notes and limited recourse capital notes. Tier 2 capital consists mainly of qualifying subordinated debentures and the eligible allowances for credit losses.
Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.
Covered Bonds:
Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.
Derivative Products:
Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
Dividend Yield:
Dividends per common share divided by the average of the high and low share price in the relevant period.
Effective Tax Rate:
The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expenses by the income before taxes.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.
Foreign Exchange Contracts:
Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
Forward Rate Agreement (FRA):
A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
Futures:
Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
Gross Impaired Loans as a % of Loans and Acceptances:
The ratio of gross impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Hedging:
Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
Impaired Loans:
Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt.
Leverage Ratio:
The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance
sheet assets and
off-balance
sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity Coverage Ratio (LCR):
The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Marked-To-Market:
The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.
Market Value to Book Value Multiple:
This financial valuation metric is calculated by dividing the current closing share price of the period by the book value per common share.
Net Impaired Loans as a % of Loans and Acceptances:
The ratio of net impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Net Interest Margin:
Net interest margin is calculated as core net interest income for the business line divided by average core earning assets.
Net Stable Funding Ratio (NSFR):
The ratio of available stable funding to required stable funding, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Net Write-offs as a % of Average Net Loans and Acceptances:
The ratio of net write-offs expressed as a percentage of average net loans and acceptances.
Notional Principal Amounts:
The contract or principal amounts used to determine payments for certain off-balance
sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
Off-Balance
Sheet Instruments:
These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments, which are not recorded on the Bank’s balance sheet under IFRS.
Operating Leverage:
This financial metric measures the rate of growth in total revenue less the rate of growth in non-interest
expenses.
Options:
Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI:
The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
Pacific Alliance:
Comprises the countries of Chile, Colombia, Mexico and Peru.
Price to Earnings Multiple (Trailing 4 Quarters):
Closing share price at period end divided by cumulative basic earnings per common share (EPS) of the past 4 quarters.
Productivity Ratio:
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest
expenses as a percentage of total revenue.
Provision for Credit Losses (PCL) as a % of Average Net Loans and Acceptances:
The ratio of PCL on loans, acceptances and
off-balance
sheet exposures expressed as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) on Impaired Loans as a % of Average Net Loans and Acceptances:
PCL on impaired loans ratio under IFRS 9 is calculated using PCL on impaired loans, acceptances and off-balance
sheet exposures as a percentage of average net loans and acceptances.
Repos:
Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
Return on Assets (ROA):
Net income expressed as a percentage of total average assets.
Return on Equity (ROE):
Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent in each business segment. Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.
Return on Tangible Common Equity (ROTCE):
Return on Tangible Common Equity is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and acquisition-related intangible assets (excluding software), net of deferred taxes.
Reverse Repos:
Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
Risk-Weighted Assets:
Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Revised Basel III Framework in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Risk-weighted assets for credit risk are calculated using modelled parameters, formulas and risk-weight requirements as specified by the Revised Basel III Framework. In addition, the Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approaches for operational risk capital which are converted to risk-weighted assets.
Securitization:
The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.
Structured Entities:
A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.
Standby Letters of Credit and Letters of Guarantee:
Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.
Structured Credit Instruments:
A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Swaps:
Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.
Taxable Equivalent Basis (TEB):
The Bank analyzes net interest income,
non-interest
income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.
Total Annual Shareholder Return (TSR):
Total annual shareholder return is calculated as the overall appreciation in share price, plus any dividends paid during the year; this sum is then divided by the share price at the beginning of the year to arrive at the TSR. Total annual shareholder return assumes reinvestment of quarterly dividends.
Total Loss Absorbing Capacity (TLAC):
The aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the OSFI guideline – Total Loss Absorbing Capacity (September 2018).
Other TLAC Instruments include prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the Total Loss Absorbing Capacity (TLAC) Guidelines.
Value At Risk (VaR):
An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.
Yield Curve:
A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Scotiabank Third Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Basel III Glossary
Credit Risk Parameters
Exposure at Default (EAD):
Generally represents the expected gross exposure – outstanding amount for on-balance
sheet exposure and loan equivalent amount for
off-balance
sheet exposure at default.
Probability of Default (PD):
Measures the likelihood that a borrower will default within a one-year
time horizon, expressed as a percentage.
Loss Given Default (LGD):
Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Exposure Types
Non-retail
Corporate:
Defined as a debt obligation of a corporation, partnership, or proprietorship.
Bank:
Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).
Sovereign:
Defined as a debt obligation of a sovereign, central bank, certain multi development banks and certain PSEs treated as sovereign.
Securitization:
On-balance
sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance
sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.
Retail
Residential Mortgage:
Loans to individuals against residential property (four units or less).
Secured Lines Of Credit:
Revolving personal lines of credit secured by residential real estate.
Qualifying Revolving Retail Exposures:
Credit cards and unsecured lines of credit for individuals.
Other Retail:
All other personal loans.
Exposure
Sub-types
Drawn:
Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.
Undrawn:
Unutilized portion of authorized committed credit lines.
Other Exposures
Repo-Style Transactions:
Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.
OTC Derivatives:
Over-the-counter
derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.
Other
Off-balance
Sheet:
Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.
Exchange-Traded Derivative Contracts:
Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.
Qualifying Central Counterparty (QCCP):
A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.
Asset Value Correlation Multiplier (AVC):
Basel III has increased the risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial
corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to US $100 billion and all exposures to unregulated FIs.
Specific
Wrong-Way
Risk (WWR):
Specific
Wrong-Way
Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.
Basel III Regulatory Capital Floor:
Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2023, the capital floor add-on
is determined under the Revised Basel III Framework by comparing RWA generated for IRB and standardized portfolios to RWA calculated under a standardized approach at the required capital floor calibration. A shortfall to the capital floor RWA requirement is added to the Bank’s RWA.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

58	Condensed Interim Consolidated Financial Statements

63	Notes to the Condensed Interim Consolidated Financial Statements

	63	Note 1 - Reporting entity

	63	Note 2 - Basis of preparation

	63	Note 3 - Significant accounting policies

	63	Note 4 - Future accounting developments

	64	Note 5 - Cash and deposits with financial institutions

	64	Note 6 - Investment securities

	65	Note 7 - Loans, impaired loans and allowance for credit losses

	75	Note 8 - Derecognition of financial assets

77	Note 9 - Investments in associates

77	Note 10 - Deposits

78	Note 11 - Capital and financing transactions

79	Note 12 - Capital management

79	Note 13 - Share-based payments

79	Note 14 - Employee benefits

80	Note 15 - Operating segments

82	Note 16 - Interest income and expense

82	Note 17 - Earnings per share

83	Note 18 - Financial instruments

90	Note 19 - Corporate income taxes

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	July 31 2023	April 30 2023	October 31 2022
Assets
Cash and deposits with financial institutions	5	$90,325	$63,893	$65,895
Precious metals		1,009	1,191	543
Trading assets
Securities		108,310	105,560	103,547
Loans		8,420	6,910	7,811
Other		2,571	2,225	1,796
		119,301	114,695	113,154
Securities purchased under resale agreements and securities borrowed		198,358	184,684	175,313
Derivative financial instruments		44,655	44,725	55,699
Investment securities	6	110,195	116,595	110,008
Loans
Residential mortgages	7	347,707	353,560	349,279
Personal loans	7	103,733	102,178	99,431
Credit cards	7	16,607	16,053	14,518
Business and government	7	290,051	298,013	287,107
		758,098	769,804	750,335
Allowance for credit losses	7(c)	5,893	5,736	5,348
		752,205	764,068	744,987
Other
Customers’ liability under acceptances, net of allowance		20,425	21,901	19,494
Property and equipment		5,685	5,646	5,700
Investments in associates	9	2,607	2,708	2,633
Goodwill and other intangible assets		17,262	17,396	16,833
Deferred tax assets		3,159	2,193	1,903
Other assets		30,912	33,503	37,256
		80,050	83,347	83,819
Total assets		$1,396,098	$1,373,198	$1,349,418
Liabilities
Deposits
Personal	10	$284,738	$283,651	$265,892
Business and government	10	615,431	611,376	597,617
Financial institutions	10	57,056	50,511	52,672
		957,225	945,538	916,181
Financial instruments designated at fair value through profit or loss	18(b)	28,893	26,935	22,421
Other
Acceptances		20,478	21,951	19,525
Obligations related to securities sold short		37,522	41,310	40,449
Derivative financial instruments		50,848	50,562	65,900
Obligations related to securities sold under repurchase agreements and securities lent		147,432	132,631	139,025
Subordinated debentures	11	9,566	8,784	8,469
Other liabilities		66,416	66,737	62,699
		332,262	321,975	336,067
Total liabilities		1,318,380	1,294,448	1,274,669
Equity
Common equity
Common shares	11	19,627	19,160	18,707
Retained earnings		55,783	54,967	53,761
Accumulated other comprehensive income (loss)		(7,340)	(4,906)	(7,166)
Other reserves		(88)	(144)	(152)
Total common equity		67,982	69,077	65,150
Preferred shares and other equity instruments		8,075	8,075	8,075
Total equity attributable to equity holders of the Bank		76,057	77,152	73,225
Non-controlling interests in subsidiaries		1,661	1,598	1,524
Total equity		77,718	78,750	74,749
Total liabilities and equity		$1,396,098	$1,373,198	$1,349,418
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the nine months ended
(Unaudited) ($ millions)	Note	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Revenue
Interest income (1)
Loans		$11,525	$11,076	$7,707	$33,220	$20,119
Securities		1,831	1,645	802	4,934	1,660
Securities purchased under resale agreements and securities borrowed		397	368	132	1,101	250
Deposits with financial institutions		936	781	244	2,460	411
	16	14,689	13,870	8,885	41,715	22,440
Interest expense
Deposits		9,438	8,652	3,475	25,924	7,072
Subordinated debentures		123	110	77	338	177
Other		548	642	657	1,838	1,698
	16	10,109	9,404	4,209	28,100	8,947
Net interest income		4,580	4,466	4,676	13,615	13,493
Non-interest income
Card revenues		188	190	187	579	584
Banking services fees		474	462	447	1,405	1,314
Credit fees		469	447	398	1,382	1,196
Mutual funds		541	527	538	1,600	1,741
Brokerage fees		285	269	276	833	861
Investment management and trust		261	256	247	770	757
Underwriting and advisory fees		146	154	98	402	407
Non-trading foreign exchange		213	227	209	672	650
Trading revenues		360	389	311	1,383	1,373
Net gain on sale of investment securities		30	56	–	130	3
Net income from investments in associated corporations		55	64	44	135	219
Insurance underwriting income, net of claims		113	123	113	348	319
Other fees and commissions		283	282	143	751	444
Other		92	17	112	(6)	429
		3,510	3,463	3,123	10,384	10,297
Total revenue		8,090	7,929	7,799	23,999	23,790
Provision for credit losses		819	709	412	2,166	853
		7,271	7,220	7,387	21,833	22,937
Non-interest expenses
Salaries and employee benefits		2,379	2,425	2,194	7,144	6,649
Premises and technology		661	657	612	1,958	1,788
Depreciation and amortization		412	412	381	1,230	1,137
Communications		101	101	88	296	271
Advertising and business development		142	139	123	417	340
Professional		199	187	200	561	587
Business and capital taxes		154	158	135	473	407
Other		514	497	458	1,523	1,394
		4,562	4,576	4,191	13,602	12,573
Income before taxes		2,709	2,644	3,196	8,231	10,364
Income tax expense	19	497	485	602	2,088	2,283
Net income		$2,212	$2,159	$2,594	$6,143	$8,081
Net income attributable to non-controlling interests in subsidiaries		21	26	54	87	220
Net income attributable to equity holders of the Bank		$2,191	$2,133	$2,540	$6,056	$7,861
Preferred shareholders and other equity instrument holders		105	104	36	310	154
Common shareholders		$2,086	$2,029	$2,504	$5,746	$7,707
Earnings per common share (in dollars)
Basic	17	$1.74	$1.70	$2.10	$4.81	$6.41
Diluted	17	1.72	1.69	2.09	4.76	6.39
Dividends paid per common share (in dollars)		1.06	1.03	1.03	3.12	3.03
(1)
Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $14,127 for the three months ended July 31, 2023 (April 30, 2023 – $13,384; July 31, 2022 – $8,624) and for the nine months ended July 31, 2023 – $40,221 (July 31, 2022 – $21,870).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the nine months ended
(Unaudited) ($ millions)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Net income	$2,212	$2,159	$2,594	$6,143	$8,081
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(946)	1,073	(977)	670	597
Net gains (losses) on hedges of net investments in foreign operations	298	(556)	234	(242)	(515)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(14)	–	(7)	(6)	1
Net gains (losses) on hedges of net investments in foreign operations	82	(157)	62	(81)	(135)
	(716)	674	(798)	515	216
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	(559)	352	242	1,027	(1,873)
Reclassification of net (gains) losses to net income	711	(89)	(321)	(169)	950
Income tax expense (benefit):
Net gains (losses) in fair value	(149)	114	56	253	(489)
Reclassification of net (gains) losses to net income	199	(52)	(109)	(31)	246
	102	201	(26)	636	(680)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(1,601)	1,425	(1,700)	3,300	(8,368)
Reclassification of net (gains) losses to net income	1,025	(1,573)	1,620	(3,304)	4,817
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(424)	414	(482)	973	(2,265)
Reclassification of net (gains) losses to net income	257	(462)	452	(1,003)	1,322
	(409)	(100)	(50)	26	(2,608)
Other comprehensive income (loss) from investments in associates	7	1	17	(5)	38
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	245	(225)	(231)	(199)	972
Income tax expense (benefit)	68	(63)	(70)	(64)	278
	177	(162)	(161)	(135)	694
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	(181)	(48)	(175)	(128)	54
Income tax expense (benefit)	(32)	(15)	(45)	(37)	14
	(149)	(33)	(130)	(91)	40
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(1,848)	1,661	567	(1,277)	1,585
Income tax expense (benefit)	(513)	461	149	(336)	416
	(1,335)	1,200	418	(941)	1,169
Other comprehensive income (loss) from investments in associates	–	–	–	2	2
Other comprehensive income (loss)	(2,323)	1,781	(730)	7	(1,129)
Comprehensive income (loss)	$(111)	$3,940	$1,864	$6,150	$6,952
Comprehensive income (loss) attributable to non-controlling interests	89	73	(32)	225	173
Comprehensive income (loss) attributable to equity holders of the Bank	(200)	3,867	1,896	5,925	6,779
Preferred shareholders and other equity instrument holders	105	104	36	310	154
Common shareholders	$(305)	$3,763	$1,860	$5,615	$6,625
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves		Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries		Total
Balance as at October 31, 2022	$18,707	$53,761	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)		$65,150	$8,075	$73,225	$1,524		$74,749
Net income	–	5,746	–	–	–	–	–	–		5,746	310	6,056	87		6,143
Other comprehensive income (loss)	–	–	387	635	(114)	23	(1,062)	–		(131)	–	(131)	138		7
Total comprehensive income	$–	$5,746	$387	$635	$(114)	$23	$(1,062)	$–		$5,615	$310	$5,925	$225		$6,150
Shares issued	920	–	–	–	–	–	–	(3)		917	–	917	–		917
Shares repurchased/redeemed	–	–	–	–	–	–	–	–		–	–	–	–		–
Dividends and distributions paid to equity holders	–	(3,725)	–	–	–	–	–	–		(3,725)	(310)	(4,035)	(75)		(4,110)
Share-based payments (3)	–	–	–	–	–	–	–	12		12	–	12	–		12
Other	–	1	(43)	–	(1)	1	–	55		13	–	13	(13)		–
Balance as at July 31, 2023	$19,627	$55,783	$(2,134)	$(847)	$101	$(4,762)	$302	$(88)		$67,982	$8,075	$76,057	$1,661		$77,718

Balance as at October 31, 2021	$18,507	$51,354	$(4,709)	$(270)	$291	$(214)	$(431)	$222		$64,750	$6,052	$70,802	$2,090		$72,892
Net income	–	7,707	–	–	–	–	–	–		7,707	154	7,861	220		8,081
Other comprehensive income (loss)	–	–	193	(680)	69	(2,590)	1,926	–		(1,082)	–	(1,082)	(47)		(1,129)
Total comprehensive income	$–	$7,707	$193	$(680)	$69	$(2,590)	$1,926	$–		$6,625	$154	$6,779	$173		$6,952
Shares issued	701	–	–	–	–	–	–	(17)		684	1,500	2,184	–		2,184
Shares repurchased/redeemed	(480)	(2,265)	–	–	–	–	–	–		(2,745)	(500)	(3,245)	–		(3,245)
Dividends and distributions paid to equity holders	–	(3,631)	–	–	–	–	–	–		(3,631)	(154)	(3,785)	(89)		(3,874)
Share-based payments (3)	–	–	–	–	–	–	–	9		9	–	9	–		9
Other	–	(14)	(180)	–	(40)	(49)	–	(366	) (4)	(649)	–	(649)	(684	) (4)	(1,333)
Balance as at July 31, 2022	$18,728	$53,151	$(4,696)	$(950)	$320	$(2,853)	$1,495	$(152)		$65,043	$7,052	$72,095	$1,490		$73,585
(1)	Includes undistributed retained earnings of $66 (July 31, 2022 - $63) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 13).
(4)
Includes changes to
non-controlling
interests arising from business combinations and related transactions (refer to Note 36 of the consolidated financial statements, in the 2022 Annual Report to Shareholders).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the nine months ended
Sources (uses) of cash flows	July 31 2023	July 31 2022	July 31 2023	July 31 2022
Cash flows from operating activities
Net income	$2,212	$2,594	$6,143	$8,081
Adjustment for:
Net interest income	(4,580)	(4,676)	(13,615)	(13,493)
Depreciation and amortization	412	381	1,230	1,137
Provision for credit losses	819	412	2,166	853
Equity-settled share-based payment expense	1	1	12	9
Net gain on sale of investment securities	(30)	–	(130)	(3)
Net income from investments in associated corporations	(55)	(44)	(135)	(219)
Income tax expense	497	602	2,088	2,283
Changes in operating assets and liabilities:
Trading assets	(5,568)	14,409	(5,847)	29,007
Securities purchased under resale agreements and securities borrowed	(17,220)	(8,060)	(23,800)	(27,574)
Loans	6,727	(28,266)	(2,234)	(77,358)
Deposits	22,047	9,445	43,597	82,080
Obligations related to securities sold short	(3,341)	(155)	(2,949)	3,408
Obligations related to securities sold under repurchase agreements and securities lent	17,261	(2,497)	8,075	5,058
Net derivative financial instruments	(1,433)	5,692	(465)	1,682
Other, net	616	(4,494)	(2,358)	(7,280)
Dividends received	335	284	991	857
Interest received	14,547	8,284	40,764	21,494
Interest paid	(9,419)	(3,444)	(24,930)	(7,951)
Income tax paid	(501)	(389)	(1,625)	(2,761)
Net cash from/(used in) operating activities	23,327	(9,921)	26,978	19,310
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(23,830)	16,618	(22,897)	19,821
Purchase of investment securities	(20,121)	(23,386)	(68,383)	(81,143)
Proceeds from sale and maturity of investment securities	23,723	14,985	68,386	46,642
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	–	(62)	–	(714)
Property and equipment, net of disposals	(217)	(196)	(289)	(394)
Other, net	26	(169)	(538)	(549)
Net cash from/(used in) investing activities	(20,419)	7,790	(23,721)	(16,337)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	1,000	–	1,337	3,356
Redemption of subordinated debentures	–	(2)	(2)	(1,252)
Redemption of preferred shares	–	–	–	(500)
Proceeds from preferred shares and other equity instruments issued	–	1,500	–	1,500
Proceeds from common shares issued	467	7	920	132
Common shares purchased for cancellation	–	(409)	–	(2,745)
Cash dividends and distributions paid	(1,375)	(1,265)	(4,035)	(3,785)
Distributions to non-controlling interests	(14)	(13)	(75)	(89)
Payment of lease liabilities	(78)	(83)	(248)	(253)
Other, net	582	1,317	326	387
Net cash from/(used in) financing activities	582	1,052	(1,777)	(3,249)
Effect of exchange rate changes on cash and cash equivalents	(147)	(151)	90	(4)
Net change in cash and cash equivalents	3,343	(1,230)	1,570	(280)
Cash and cash equivalents at beginning of period (1)	9,292	10,643	11,065	9,693
Cash and cash equivalents at end of period (1)	$12,635	$9,413	$12,635	$9,413
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity
The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at 40 Temperance Street, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation
Statement of compliance
These condensed interim consolidated financial statements of the Bank have been prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.
These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting
(IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2022.
The condensed interim consolidated financial statements for the quarter ended July 31, 2023 have been approved by the Board of Directors for issue on August 29, 2023.
Basis of measurement
The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Equity instruments designated at fair value through other comprehensive income

•	Debt instruments measured at fair value through other comprehensive income
Functional and presentation currency
These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.
Use of estimates and judgments
The preparation of financial statements, in conformity with IFRS, re quire
s management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial
assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies
These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2022.
The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2022 as described in Note 3 of the Bank’s audited consolidated fina ncial
statements in the 2022 Annual Report.

4.	Future accounting developments
IFRS 17 –
Insurance Contracts
On May 18, 2017, the IASB issued IFRS 17
Insurance contracts
to replace IFRS 4
Insurance contracts
, to provide a comprehensive principle-based framework for the recognition, measurement, presentation, and disclosure of insurance contracts. The standard is to be applied on a full retrospective basis unless impractical, when either the modified retrospective or fair value method may be used.
IFRS 17 is effective for the Bank on November 1, 2023, and the Bank plans to adopt the standard by restating the comparative year results from the transition date of November 1, 2022.
Under IFRS 17, groups of insurance contracts will be measured using current probability-weighted fulfilment cash flows and revenue will be recognised as the service is provided over the coverage period based on the three measurement models as applicable: the general measurement model, the variable fee approach, and the premium allocation approach.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Adoption of IFRS 17 will result in the recognition of the contractual service margin as a component of the carrying amount for groups of contracts measured under the general measurement model and the variable fee approach. The contractual service margin represents unearned profits to be recognized as coverage is provided in future.
The Bank has a formal program in place to implement the new requirements. The Bank is modifying its processes, controls and insurance accounting systems, and continues to assess decisions required in the key areas of judgment.

5.	Cash and deposits with financial institutions

	As at
($ millions)	July 31 2023		April 30 2023		October 31 2022
Cash and non-interest-bearing deposits with financial institutions	$12,635		$9,292		$11,065
Interest-bearing deposits with financial institutions	77,690		54,601		54,830
Total	$90,325	(1)	$63,893	(1)	$65,895	(1)
(1)	Net of allowances of $5 (April 30, 2023 – $6; October 31, 2022 – $4).
The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $7,877 million (April 30, 2023 – $6,041 million; October 31, 2022 – $5,958 million) and are included above.

6.	Investment securities
The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	July 31 2023	April 30 2023	October 31 2022
Debt investment securities measured at FVOCI	$77,966	$83,920	$81,271
Debt investment securities measured at amortized cost	28,192	28,277	23,610
Equity investment securities designated at FVOCI	2,258	2,639	3,439
Equity investment securities measured at FVTPL	1,727	1,697	1,626
Debt investment securities measured at FVTPL	52	62	62
Total investment securities	$110,195	$116,595	$110,008
(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at July 31, 2023 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$11,338	$7	$359	$10,986
Canadian provincial and municipal debt	6,696	–	420	6,276
U.S. treasury and other U.S. agency debt	32,160	28	1,660	30,528
Other foreign government debt	28,622	152	748	28,026
Other debt	2,224	1	75	2,150
Total	$81,040	$188	$3,262	$77,966

As at April 30, 2023 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$9,520	$8	$239	$9,289
Canadian provincial and municipal debt	7,914	29	292	7,651
U.S. treasury and other U.S. agency debt	34,925	54	1,522	33,457
Other foreign government debt	32,142	100	789	31,453
Other debt	2,131	4	65	2,070
Total	$86,632	$195	$2,907	$83,920

As at October 31, 2022 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$11,372	$4	$374	$11,002
Canadian provincial and municipal debt	5,860	1	432	5,429
U.S. treasury and other U.S. agency debt	37,690	80	2,534	35,236
Other foreign government debt	28,794	27	1,135	27,686
Other debt	1,989	1	72	1,918
Total	$85,705	$113	$4,547	$81,271

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b) Debt investment securities measured at amortized cost

	As at
	July 31, 2023		April 30, 2023		October 31, 2022
($ millions)	Fair value	Carrying value (1)	Fair value	Carrying value (1)	Fair value	Carrying value (1)
Canadian federal and provincial government issued or guaranteed debt	$9,338	$9,636	$9,229	$9,455	$8,684	$9,024
U.S. treasury and other U.S. agency debt	15,570	16,626	16,357	17,141	12,212	13,042
Other foreign government debt	1,827	1,834	1,595	1,598	1,459	1,470
Corporate debt	99	96	89	83	88	74
Total	$26,834	$28,192	$27,270	$28,277	$22,443	$23,610

(1)	Balances are net of allowances, which are $1.
(c) Equity investment securities designated at fair value through other comprehensive income (FVOCI)

As at July 31, 2023 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$1,927	$418	$87	$2,258
Total	$1,927	$418	$87	$2,258

As at April 30, 2023 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$2,321	$480	$162	$2,639
Total	$2,321	$480	$162	$2,639

As at October 31, 2022 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$3,175	$487	$223	$3,439
Total	$3,175	$487	$223	$3,439
Dividend income earned on equity securities designated at FVOCI of $37 million for the three months ended July 31, 2023 (April 30, 2023 – $42 million; July 31, 2022 – $43 million) and for the nine months ended July 31, 2023 – $112 million (July 31, 2022 – $123 million) has been recognized in interest income.
During the three months ended July 31, 2023, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $778 million (April 30, 2023 – $20 million; July 31, 2022 – $80 million) and for the nine months ended July 31, 2023 – $1,586 million (July 31, 2022 – $657 million). This has resulted in a realized loss of $126 million in the three months ended July 31, 2023 (April 30, 2023 – realized loss of $3 million; July 31, 2022 – realized gain of $30 million) and for the nine months ended a realized loss of $193 million (July 31, 2022 – realized gain of $109 million).

7.	Loans, impaired loans and allowance for credit losses
(a) Loans at amortized cost

	As at
	July 31, 2023
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$347,707	$1,009	$346,698
Personal loans	103,733	2,291	101,442
Credit cards	16,607	1,176	15,431
Business and government	290,051	1,417	288,634
Total	$758,098	$5,893	$752,205

	As at
	April 30, 2023			October 31, 2022
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$353,560	$981	$352,579	$349,279	$899	$348,380
Personal loans	102,178	2,267	99,911	99,431	2,137	97,294
Credit cards	16,053	1,135	14,918	14,518	1,083	13,435
Business and government	298,013	1,353	296,660	287,107	1,229	285,878
Total	$769,804	$5,736	$764,068	$750,335	$5,348	$744,987

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b) Impaired loans
(1)

	As at
	July 31, 2023
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$1,768	$483	$1,285
Personal loans	1,079	632	447
Credit cards	–	–	–
Business and government	2,640	705	1,935
Total	$5,487	$1,820	$3,667
By geography:
Canada	$1,441	$481	$960
United States	–	–	–
Mexico	1,211	373	838
Peru	644	354	290
Chile	1,028	259	769
Colombia	342	93	249
Other international	821	260	561
Total	$5,487	$1,820	$3,667

	As at
	April 30, 2023			October 31, 2022
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$1,659	$455	$1,204	$1,386	$406	$980
Personal loans	1,040	608	432	848	551	297
Credit cards	–	–	–	–	–	–
Business and government	2,606	688	1,918	2,552	678	1,874
Total	$5,305	$1,751	$3,554	$4,786	$1,635	$3,151
By geography:
Canada	$1,293	$459	$834	$1,054	$440	$614
United States	–	–	–	–	–	–
Mexico	1,115	320	795	1,020	294	726
Peru	736	375	361	761	352	409
Chile	990	254	736	740	202	538
Colombia	305	80	225	301	67	234
Other international	866	263	603	910	280	630
Total	$5,305	$1,751	$3,554	$4,786	$1,635	$3,151
(1)	Interest income recognized on impaired loans during the three months ended July 31, 2023 was $16 (April 30, 2023 – $14; October 31, 2022 – $11).

(c)	Allowance for credit losses

(i)	Key inputs and assumptions
The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•
Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, interest rates, and house price indices, which are most closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.
The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and very pessimistic).
The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the base case and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final base case and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Key macroeconomic variables
The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or geopolitical events up to the date of financial statements.
The Bank has applied expert credit judgement in the determination of the allowance for credit losses to capture, as described above, all relevant risk factors up to the end of the reporting period. The Bank considered both quantitative and qualitative information in the assessment of significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs. The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models.
The base case scenario shows stronger economic growth in 2023 for Canada and the U.S. compared to last quarter, as both economies remained resilient in the face of monetary policy tightening, driven largely by resilient labour markets, strong consumption and pent-up demand. This economic resilience and resulting inflationary pressures, combined with implicit guidance on the path of future policy rates by the two countries’ central banks, resulted in an upward revision to monetary policy rates in both countries, with rates now higher for longer compared to last quarter.
The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario is based on the recent banking sector turmoil in the U.S. and Europe, and features deteriorating private sector financial conditions and confidence. These are reducing economic activity and inflation worldwide from the base case scenario, requiring central banks to reduce their monetary policy rates to mitigate the decline in economic activity and prevent inflation from falling below targeted ranges. Lastly, the very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. This results in higher inflation, requiring central banks to raise their policy rate to higher levels than in the base case in order to bring inflation under control, which is dampening economic activity.
The following tables show certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses. Further changes in these variables up to the date of the financial statements is incorporated through expert credit judgment. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Very Pessimistic
As at July 31, 2023	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	0.4	2.6	1.3	3.9	-2.4	3.3	-4.6	3.7
Consumer price index, y/y %	2.9	2.1	3.1	2.6	2.0	1.7	6.5	2.3
Unemployment rate, average %	5.7	6.0	5.4	4.5	7.3	6.6	9.3	6.9
Bank of Canada overnight rate target, average %	4.9	2.7	5.1	3.5	3.8	1.4	6.0	3.4
HPI - Housing Price Index, y/y % change	-0.9	0.3	-0.3	1.8	-4.6	1.1	-6.0	0.4
USD/CAD exchange rate, average	1.29	1.24	1.29	1.24	1.42	1.26	1.48	1.28
U.S.
Real GDP growth, y/y % change	0.3	2.1	0.7	3.0	-2.7	2.9	-4.4	3.2
Consumer price index, y/y %	3.7	2.3	4.0	2.7	2.4	1.9	7.5	2.6
Target federal funds rate, upper limit, average %	5.4	2.7	5.5	3.7	4.3	0.9	6.5	3.4
Unemployment rate, average %	4.0	4.7	3.9	4.3	5.5	5.2	7.1	5.5
Mexico
Real GDP growth, y/y % change	0.5	2.3	1.1	3.2	-1.3	2.8	-3.9	3.3
Unemployment rate, average %	3.7	3.9	3.5	3.2	4.5	4.1	6.6	4.9
Chile
Real GDP growth, y/y % change	0.5	2.9	2.3	4.0	-1.7	3.5	-3.9	4.0
Unemployment rate, average %	9.2	7.2	8.8	6.6	10.4	7.4	12.3	7.8
Peru
Real GDP growth, y/y % change	2.0	2.7	2.9	3.9	1.3	3.0	-0.6	3.4
Unemployment rate, average %	7.3	7.1	6.8	5.2	8.6	7.4	11.9	8.9
Colombia
Real GDP growth, y/y % change	2.2	3.0	3.8	4.0	1.4	3.3	-0.5	3.7
Unemployment rate, average %	10.5	10.1	9.6	8.1	12.3	10.6	17.2	12.8
Caribbean
Real GDP growth, y/y % change	3.8	3.8	4.3	4.7	3.0	4.2	1.2	4.6
Global
WTI oil price, average USD/bbl	78	68	84	84	67	64	62	62
Copper price, average USD/lb	4.00	4.93	4.17	5.52	3.73	4.81	3.59	4.75
Global GDP, y/y % change	2.71	2.38	3.58	3.38	0.06	3.04	-1.52	3.38

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Very Pessimistic
As at April 30, 2023	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	0.3	2.6	1.2	4.0	-2.5	3.3	-3.7	3.5
Consumer price index, y/y %	3.4	1.8	3.5	2.4	2.4	1.5	6.3	2.0
Unemployment rate, average %	5.6	5.8	5.2	4.2	7.2	6.4	8.4	6.6
Bank of Canada overnight rate target, average %	4.4	2.5	4.5	3.4	3.2	1.1	5.3	3.0
HPI - Housing Price Index, y/y % change	-16.9	-0.2	-16.3	1.2	-20.0	0.6	-20.3	-0.2
USD/CAD exchange rate, average	1.31	1.24	1.31	1.24	1.44	1.27	1.46	1.28
U.S.
Real GDP growth, y/y % change	0.6	1.9	1.1	2.7	-2.4	2.7	-3.2	2.8
Consumer price index, y/y %	4.5	2.4	4.8	2.8	3.2	1.9	7.6	2.6
Target federal funds rate, upper limit, average %	5.1	2.8	5.4	3.7	4.0	0.9	6.0	3.3
Unemployment rate, average %	3.8	4.6	3.7	4.2	5.4	5.2	6.3	5.3
Mexico
Real GDP growth, y/y % change	0.7	2.3	1.2	3.1	-1.2	2.8	-2.9	3.1
Unemployment rate, average %	3.8	3.9	3.7	3.2	4.7	4.1	6.2	4.7
Chile
Real GDP growth, y/y % change	-0.2	2.9	1.1	4.1	-2.4	3.5	-3.7	3.8
Unemployment rate, average %	8.7	7.2	8.3	6.3	9.9	7.4	11.2	7.7
Peru
Real GDP growth, y/y % change	2.2	2.6	2.9	4.0	0.9	3.1	-0.4	3.3
Unemployment rate, average %	7.4	7.1	7.1	5.3	8.7	7.4	9.3	7.9
Colombia
Real GDP growth, y/y % change	1.7	2.9	3.5	3.9	0.5	3.3	-0.8	3.6
Unemployment rate, average %	11.2	10.2	10.3	8.2	13.2	10.7	14.0	11.3
Caribbean
Real GDP growth, y/y % change	3.8	3.9	4.3	4.7	2.5	4.3	1.2	4.6
Global
WTI oil price, average USD/bbl	79	69	84	86	68	66	65	65
Copper price, average USD/lb	3.60	4.80	3.72	5.36	3.35	4.69	3.30	4.66
Global GDP, y/y % change	2.67	2.42	3.59	3.42	0.02	3.08	-0.71	3.22
	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Very Pessimistic
As at October 31, 2022	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.2	2.1	2.4	3.1	-4.8	3.7	-5.9	2.6
Consumer price index, y/y %	4.9	2.1	5.2	2.6	9.3	2.3	12.5	9.5
Unemployment rate, average %	5.7	6.0	5.1	4.7	9.7	6.9	10.2	8.6
Bank of Canada overnight rate target, average %	3.8	2.7	4.2	4.1	5.1	3.2	5.1	3.7
HPI - Housing Price Index, y/y % change	-12.3	-0.3	-9.7	1.6	-17.6	-0.3	-20.0	-1.3
USD/CAD exchange rate, average	1.27	1.24	1.26	1.23	1.28	1.24	1.28	1.25
U.S.
Real GDP growth, y/y % change	0.6	2.1	1.3	3.0	-5.1	3.7	-6.5	3.3
Consumer price index, y/y %	5.4	2.4	5.8	2.8	10.0	2.6	13.2	10.1
Target federal funds rate, upper limit, average %	3.5	2.7	4.7	4.5	4.8	3.3	4.8	3.7
Unemployment rate, average %	4.3	5.0	4.2	4.6	7.9	5.7	8.3	6.7
Mexico
Real GDP growth, y/y % change	1.4	2.6	1.9	3.5	-4.0	4.0	-5.1	2.5
Unemployment rate, average %	3.8	3.9	3.7	3.2	7.2	4.8	7.6	6.4
Chile
Real GDP growth, y/y % change	-2.0	2.4	-0.8	3.6	-7.3	3.9	-8.4	2.9
Unemployment rate, average %	8.6	7.6	8.0	6.5	12.2	8.3	12.9	9.0
Peru
Real GDP growth, y/y % change	2.5	2.7	3.7	3.8	-1.0	4.1	-3.3	3.5
Unemployment rate, average %	7.0	6.9	6.0	4.7	10.3	7.6	11.4	9.2
Colombia
Real GDP growth, y/y % change	3.9	2.6	6.5	3.6	0.4	4.0	-2.0	3.4
Unemployment rate, average %	10.7	9.9	9.0	6.7	14.0	10.7	15.1	12.3
Caribbean
Real GDP growth, y/y % change	4.4	4.0	5.0	4.9	0.5	5.2	-1.0	3.8
Global
WTI oil price, average USD/bbl	89	79	95	96	116	83	125	116
Copper price, average USD/lb	3.25	3.49	3.39	3.95	3.66	3.54	3.78	3.78
Global GDP, y/y % change	2.02	2.83	2.96	3.83	-3.05	4.23	-4.14	3.79

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(iii)	Sensitivity
Relative to the base case scenario, the weighting of these multiple scenarios increased the reported allowance for credit losses for financial assets in Stage 1 and Stage 2 to $4,259 million (April 30, 2023 – $4,164 million; October 31, 2022 – $3,847 million) from $4,102 million (April 30, 2023 – $4,035 million; October 31, 2022 – $3,609 million).
If the Bank was to only use the very pessimistic scenario for the measurement of allowance for credit losses for such assets, the allowance for credit losses on performing financial instruments would be $750 million (April 30, 2023 – $498 million; October 31, 2022 – $1,096 million) higher than the reported allowance for credit losses as at July 31, 2023, excluding the consideration of changes in qualitative overlays or expert credit judgement. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.
Under the current probability-weighted scenarios, if all performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $512 million (April 30, 2023 – $500 million; October 31, 2022 – $521 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at November 1, 2022	Provision for credit losses (1)	Net write-offs	Other, including foreign currency adjustment	Balance as at July 31, 2023
Residential mortgages	$899	$99	$(52)	$63	$1,009
Personal loans	2,137	907	(844)	91	2,291
Credit cards	1,083	701	(661)	53	1,176
Business and government	1,368	465	(214)	(16)	1,603
	$5,487	$2,172	$(1,771)	$191	$6,079
Presented as:
Allowance for credit losses on loans	$5,348				$5,893
Allowance for credit losses on acceptances (2)	31				53
Allowance for credit losses on off-balance sheet exposures (3)	108				133
(1)	Excludes amounts associated with other assets of $(6). The p rovision for credit losses, net of these amounts, is $2,166.
(2)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

($ millions)	Balance as at November 1, 2021	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at July 31, 2022
Residential mortgages	$802	$64	$(33)	$10	$843
Personal loans	2,341	403	(643)	12	2,113
Credit cards	1,211	288	(439)	(11)	1,049
Business and government	1,374	98	(149)	(45)	1,278
	$5,728	$853	$(1,264)	$(34)	$5,283
Presented as:
Allowance for credit losses on loans	$5,626				$5,147
Allowance for credit losses on acceptances (1)	37				27
Allowance for credit losses on off-balance sheet exposures (2)	65				109
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Allowance for credit losses on loans	As at July 31, 2023
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$222	$304	$483	$1,009
Personal loans	673	986	632	2,291
Credit cards	430	746	–	1,176
Business and government	398	314	705	1,417
Total (1)	$1,723	$2,350	$1,820	$5,893
(1)	Excludes allowance for credit losses of $201 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at October 31, 2022
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$197	$296	$406	$899
Personal loans	665	921	551	2,137
Credit cards	436	647	–	1,083
Business and government	255	296	678	1,229
Total (1)	$1,553	$2,160	$1,635	$5,348
(1)	Excludes allowance for credit losses of $151 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at July 31, 2022
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$184	$284	$375	$843
Personal loans	658	896	559	2,113
Credit cards	432	617	–	1,049
Business and government	238	281	623	1,142
Total (1)	$1,512	$2,078	$1,557	$5,147
(1)	Excludes allowance for credit losses of $148 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at and for the three months ended
	July 31, 2023				July 31, 2022
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$220	$306	$455	$981	$168	$273	$393	$834
Provision for credit losses
Remeasurement (1)	(50)	21	70	41	1	20	7	28
Newly originated or purchased financial assets	9	–	–	9	8	–	–	8
Derecognition of financial assets and maturities	(2)	(4)	–	(6)	(1)	(3)	–	(4)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	50	(38)	(12)	–	13	(10)	(3)	–
Stage 2	(10)	38	(28)	–	(2)	13	(11)	–
Stage 3	–	(18)	18	–	–	(5)	5	–
Gross write-offs	–	–	(28)	(28)	–	–	(17)	(17)
Recoveries	–	–	6	6	–	–	7	7
Foreign exchange and other movements	5	(1)	2	6	(3)	(4)	(6)	(13)
Balance at end of period	$222	$304	$483	$1,009	$184	$284	$375	$843
Personal loans
Balance at beginning of period	$677	$982	$608	$2,267	$655	$950	$566	$2,171
Provision for credit losses
Remeasurement (1)	(180)	229	255	304	(129)	107	151	129
Newly originated or purchased financial assets	94	–	–	94	92	–	–	92
Derecognition of financial assets and maturities	(24)	(45)	–	(69)	(21)	(32)	–	(53)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	156	(153)	(3)	–	108	(106)	(2)	–
Stage 2	(54)	77	(23)	–	(32)	48	(16)	–
Stage 3	(3)	(103)	106	–	(1)	(58)	59	–
Gross write-offs	–	–	(381)	(381)	–	–	(251)	(251)
Recoveries	–	–	65	65	–	–	59	59
Foreign exchange and other movements	7	(1)	5	11	(14)	(13)	(7)	(34)
Balance at end of period	$673	$986	$632	$2,291	$658	$896	$559	$2,113
Credit cards
Balance at beginning of period	$425	$710	$–	$1,135	$419	$688	$–	$1,107
Provision for credit losses
Remeasurement (1)	(63)	152	193	282	(33)	34	112	113
Newly originated or purchased financial assets	55	–	–	55	43	–	–	43
Derecognition of financial assets and maturities	(16)	(23)	–	(39)	(15)	(12)	–	(27)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	64	(64)	–	–	50	(50)	–	–
Stage 2	(38)	38	–	–	(22)	22	–	–
Stage 3	–	(65)	65	–	–	(43)	43	–
Gross write-offs	–	–	(310)	(310)	–	–	(202)	(202)
Recoveries	–	–	50	50	–	–	40	40
Foreign exchange and other movements	3	(2)	2	3	(10)	(22)	7	(25)
Balance at end of period	$430	$746	$–	$1,176	$432	$617	$–	$1,049
Total retail loans
Balance at beginning of period	$1,322	$1,998	$1,063	$4,383	$1,242	$1,911	$959	$4,112
Provision for credit losses
Remeasurement (1)	(293)	402	518	627	(161)	161	270	270
Newly originated or purchased financial assets	158	–	–	158	143	–	–	143
Derecognition of financial assets and maturities	(42)	(72)	–	(114)	(37)	(47)	–	(84)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	270	(255)	(15)	–	171	(166)	(5)	–
Stage 2	(102)	153	(51)	–	(56)	83	(27)	–
Stage 3	(3)	(186)	189	–	(1)	(106)	107	–
Gross write-offs	–	–	(719)	(719)	–	–	(470)	(470)
Recoveries	–	–	121	121	–	–	106	106
Foreign exchange and other movements	15	(4)	9	20	(27)	(39)	(6)	(72)
Balance at end of period	$1,325	$2,036	$1,115	$4,476	$1,274	$1,797	$934	$4,005
Non-retail loans:
Business and government
Balance at beginning of period	$456	$322	$704	$1,482	$234	$352	$645	$1,231
Provision for credit losses
Remeasurement (1)	16	43	111	170	(1)	(51)	48	(4)
Newly originated or purchased financial assets	103	–	–	103	74	–	–	74
Derecognition of financial assets and maturities	(87)	(20)	(14)	(121)	(58)	(17)	(6)	(81)
Changes in models and methodologies	–	–	–	–	31	55	–	86
Transfer to (from):
Stage 1	18	(18)	–	–	24	(24)	–	–
Stage 2	(14)	16	(2)	–	(6)	6	–	–
Stage 3	–	(2)	2	–	–	(2)	2	–
Gross write-offs	–	–	(81)	(81)	–	–	(107)	(107)
Recoveries	–	–	23	23	–	–	86	86
Foreign exchange and other movements	(4)	1	(23)	(26)	(1)	(6)	(27)	(34)
Balance at end of period including off-balance sheet exposures	$488	$342	$720	$1,550	$297	$313	$641	$1,251
Less: Allowance for credit losses on off-balance sheet exposures (2)	(90)	(28)	(15)	(133)	(59)	(32)	(18)	(109)
Balance at end of period	$398	$314	$705	$1,417	$238	$281	$623	$1,142

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at and for the nine months ended
	July 31, 2023				July 31, 2022
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$197	$296	$406	$899	$152	$276	$374	$802
Provision for credit losses
Remeasurement (1)	(123)	38	176	91	(33)	38	45	50
Newly originated or purchased financial assets	25	–	–	25	28	–	–	28
Derecognition of financial assets and maturities	(6)	(11)	–	(17)	(4)	(10)	–	(14)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	134	(101)	(33)	–	46	(39)	(7)	–
Stage 2	(25)	108	(83)	–	(6)	29	(23)	–
Stage 3	–	(44)	44	–	–	(11)	11	–
Gross write-offs	–	–	(71)	(71)	–	–	(54)	(54)
Recoveries	–	–	19	19	–	–	21	21
Foreign exchange and other movements	20	18	25	63	1	1	8	10
Balance at end of period	$222	$304	$483	$1,009	$184	$284	$375	$843
Personal loans
Balance at beginning of period	$665	$921	$551	$2,137	$644	$1,071	$626	$2,341
Provision for credit losses
Remeasurement (1)	(552)	695	676	819	(447)	296	456	305
Newly originated or purchased financial assets	278	–	–	278	242	–	–	242
Derecognition of financial assets and maturities	(66)	(124)	–	(190)	(56)	(88)	–	(144)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	475	(465)	(10)	–	365	(358)	(7)	–
Stage 2	(150)	212	(62)	–	(88)	131	(43)	–
Stage 3	(7)	(285)	292	–	(3)	(157)	160	–
Gross write-offs	–	–	(1,023)	(1,023)	–	–	(833)	(833)
Recoveries	–	–	179	179	–	–	190	190
Foreign exchange and other movements	30	32	29	91	1	1	10	12
Balance at end of period	$673	$986	$632	$2,291	$658	$896	$559	$2,113
Credit cards
Balance at beginning of period	$436	$647	$–	$1,083	$352	$859	$–	$1,211
Provision for credit losses
Remeasurement (1)	(218)	413	467	662	(122)	42	327	247
Newly originated or purchased financial assets	146	–	–	146	103	–	–	103
Derecognition of financial assets and maturities	(50)	(57)	–	(107)	(35)	(27)	–	(62)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	199	(199)	–	–	189	(189)	–	–
Stage 2	(107)	107	–	–	(48)	48	–	–
Stage 3	–	(188)	188	–	–	(104)	104	–
Gross write-offs	–	–	(820)	(820)	–	–	(580)	(580)
Recoveries	–	–	159	159	–	–	141	141
Foreign exchange and other movements	24	23	6	53	(7)	(12)	8	(11)
Balance at end of period	$430	$746	$–	$1,176	$432	$617	$–	$1,049
Total retail loans
Balance at beginning of period	$1,298	$1,864	$957	$4,119	$1,148	$2,206	$1,000	$4,354
Provision for credit losses
Remeasurement (1)	(893)	1,146	1,319	1,572	(602)	376	828	602
Newly originated or purchased financial assets	449	–	–	449	373	–	–	373
Derecognition of financial assets and maturities	(122)	(192)	–	(314)	(95)	(125)	–	(220)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	808	(765)	(43)	–	600	(586)	(14)	–
Stage 2	(282)	427	(145)	–	(142)	208	(66)	–
Stage 3	(7)	(517)	524	–	(3)	(272)	275	–
Gross write-offs	–	–	(1,914)	(1,914)	–	–	(1,467)	(1,467)
Recoveries	–	–	357	357	–	–	352	352
Foreign exchange and other movements	74	73	60	207	(5)	(10)	26	11
Balance at end of period	$1,325	$2,036	$1,115	$4,476	$1,274	$1,797	$934	$4,005
Non-retail loans:
Business and government
Balance at beginning of period	$322	$320	$695	$1,337	$212	$470	$655	$1,337
Provision for credit losses
Remeasurement (1)	82	72	295	449	(54)	(74)	196	68
Newly originated or purchased financial assets	294	–	–	294	195	–	–	195
Derecognition of financial assets and maturities	(241)	(35)	(26)	(302)	(154)	(73)	(24)	(251)
Changes in models and methodologies	–	–	–	–	30	57	–	87
Transfer to (from):
Stage 1	60	(60)	–	–	85	(85)	–	–
Stage 2	(31)	38	(7)	–	(18)	18	–	–
Stage 3	–	(4)	4	–	–	(5)	5	–
Gross write-offs	–	–	(258)	(258)	–	–	(253)	(253)
Recoveries	–	–	44	44	–	–	104	104
Foreign exchange and other movements	2	11	(27)	(14)	1	5	(42)	(36)
Balance at end of period including off-balance sheet exposures	$488	$342	$720	$1,550	$297	$313	$641	$1,251
Less: Allowance for credit losses on off-balance sheet exposures (2)	(90)	(28)	(15)	(133)	(59)	(32)	(18)	(109)
Balance at end of period	$398	$314	$705	$1,417	$238	$281	$623	$1,142
(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at July 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$206,003	$687	$–	$206,690	$208,526	$635	$–	$209,161
Low	91,232	894	–	92,126	90,745	1,172	–	91,917
Medium	20,534	1,281	–	21,815	18,399	1,032	–	19,431
High	3,537	3,170	–	6,707	2,759	2,680	–	5,439
Very high	61	2,046	–	2,107	53	1,429	–	1,482
Loans not graded (2)	15,359	1,135	–	16,494	19,276	1,187	–	20,463
Default	–	–	1,768	1,768	–	–	1,386	1,386
Total	$336,726	$9,213	$1,768	$347,707	$339,758	$8,135	$1,386	$349,279
Allowance for credit losses	222	304	483	1,009	197	296	406	899
Carrying value	$336,504	$8,909	$1,285	$346,698	$339,561	$7,839	$980	$348,380
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at July 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$30,519	$144	$–	$30,663	$30,098	$285	$–	$30,383
Low	28,299	493	–	28,792	27,284	685	–	27,969
Medium	8,747	490	–	9,237	8,789	1,464	–	10,253
High	8,378	3,139	–	11,517	7,059	2,275	–	9,334
Very high	105	1,973	–	2,078	81	1,655	–	1,736
Loans not graded (2)	18,778	1,589	–	20,367	17,371	1,537	–	18,908
Default	–	–	1,079	1,079	–	–	848	848
Total	$94,826	$7,828	$1,079	$103,733	$90,682	$7,901	$848	$99,431
Allowance for credit losses	673	986	632	2,291	665	921	551	2,137
Carrying value	$94,153	$6,842	$447	$101,442	$90,017	$6,980	$297	$97,294
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at July 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,941	$47	$–	$1,988	$1,813	$47	$–	$1,860
Low	3,266	97	–	3,363	2,756	159	–	2,915
Medium	3,987	124	–	4,111	3,434	190	–	3,624
High	3,394	1,187	–	4,581	3,042	998	–	4,040
Very high	36	836	–	872	36	587	–	623
Loans not graded (1)	1,151	541	–	1,692	997	459	–	1,456
Default	–	–	–	–	–	–	–	–
Total	$13,775	$2,832	$–	$16,607	$12,078	$2,440	$–	$14,518
Allowance for credit losses	430	746	–	1,176	436	647	–	1,083
Carrying value	$13,345	$2,086	$–	$15,431	$11,642	$1,793	$–	$13,435
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at July 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$103,148	$4	$–	$103,152	$98,973	$6	$–	$98,979
Low	18,868	2	–	18,870	19,196	9	–	19,205
Medium	9,199	11	–	9,210	7,880	44	–	7,924
High	3,754	412	–	4,166	3,700	307	–	4,007
Very high	28	305	–	333	34	354	–	388
Loans not graded (1)	8,994	1,770	–	10,764	8,316	1,667	–	9,983
Default	–	–	–	–	–	–	–	–
Carrying value	$143,991	$2,504	$–	$146,495	$138,099	$2,387	$–	$140,486
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Total retail loans	As at July 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$341,611	$882	$–	$342,493	$339,410	$973	$–	$340,383
Low	141,665	1,486	–	143,151	139,981	2,025	–	142,006
Medium	42,467	1,906	–	44,373	38,502	2,730	–	41,232
High	19,063	7,908	–	26,971	16,560	6,260	–	22,820
Very high	230	5,160	–	5,390	204	4,025	–	4,229
Loans not graded (2)	44,282	5,035	–	49,317	45,960	4,850	–	50,810
Default	–	–	2,847	2,847	–	–	2,234	2,234
Total	$589,318	$22,377	$2,847	$614,542	$580,617	$20,863	$2,234	$603,714
Allowance for credit losses	1,325	2,036	1,115	4,476	1,298	1,864	957	4,119
Carrying value	$587,993	$20,341	$1,732	$610,066	$579,319	$18,999	$1,277	$599,595
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at July 31, 2023				As at October 31, 2022
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$159,628	$1,122	$–	$160,750	$162,696	$1,775	$–	$164,471
Non-investment grade	113,422	7,717	–	121,139	105,251	9,563	–	114,814
Watch list	27	3,021	–	3,048	22	2,890	–	2,912
Loans not graded (2)	2,459	15	–	2,474	2,346	12	–	2,358
Default	–	–	2,640	2,640	–	–	2,552	2,552
Total	$275,536	$11,875	$2,640	$290,051	$270,315	$14,240	$2,552	$287,107
Allowance for credit losses	398	314	705	1,417	255	296	678	1,229
Carrying value	$275,138	$11,561	$1,935	$288,634	$270,060	$13,944	$1,874	$285,878
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at July 31, 2023				As at October 31, 2022
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$227,390	$1,959	$–	$229,349	$222,734	$1,502	$–	$224,236
Non-investment grade	61,918	5,232	–	67,150	62,827	4,534	–	67,361
Watch list	2	775	–	777	4	604	–	608
Loans not graded (2)	5,074	1	–	5,075	4,573	–	–	4,573
Default	–	–	107	107	–	–	139	139
Total	$294,384	$7,967	$107	$302,458	$290,138	$6,640	$139	$296,917
Allowance for credit losses	90	28	15	133	67	24	17	108
Carrying value	$294,294	$7,939	$92	$302,325	$290,071	$6,616	$122	$296,809
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Total non-retail loans	As at July 31, 2023				As at October 31, 2022
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$387,018	$3,081	$–	$390,099	$385,430	$3,277	$–	$388,707
Non-investment grade	175,340	12,949	–	188,289	168,078	14,097	–	182,175
Watch list	29	3,796	–	3,825	26	3,494	–	3,520
Loans not graded (2)	7,533	16	–	7,549	6,919	12	–	6,931
Default	–	–	2,747	2,747	–	–	2,691	2,691
Total	$569,920	$19,842	$2,747	$592,509	$560,453	$20,880	$2,691	$584,024
Allowance for credit losses	488	342	720	1,550	322	320	695	1,337
Carrying value	$569,432	$19,500	$2,027	$590,959	$560,131	$20,560	$1,996	$582,687
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e)	Loans past due but not impaired (1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at July 31, 2023 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$1,279	$605	$–	$1,884
Personal loans	609	313	–	922
Credit cards	226	153	317	696
Business and government	148	58	–	206
Total	$2,262	$1,129	$317	$3,708

	As at April 30, 2023 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$1,173	$567	$–	$1,740
Personal loans	556	306	–	862
Credit cards	228	155	312	695
Business and government	134	64	–	198
Total	$2,091	$1,092	$312	$3,495

	As at October 31, 2022 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$1,015	$482	$–	$1,497
Personal loans	505	254	–	759
Credit cards	173	113	249	535
Business and government	122	47	–	169
Total	$1,815	$896	$249	$2,960
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)
For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular ageing of the loans resumes after the end of the deferral period.

(3)	All loans that are over 90 days past due are considered impaired , with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Purchased credit-impaired loans
Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	July 31 2023	April 30 2023	October 31 2022
Unpaid principal balance (1)	$293	$305	$309
Credit-related fair value adjustments	(79)	(79)	(70)
Carrying value	214	226	239
Stage 3 allowance	(1)	(2)	(2)
Carrying value net of related allowance	$213	$224	$237
(1)	Represents principal amount owed net of write-offs.

8.	Derecognition of financial assets
Securitization of residential mortgage loans
The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors. The CMHC also purchased insured mortgage pools from the Bank under the Insured Mortgage Purchase Program (IMPP).
The sale of mortgages under the above programs do not meet the derecognition requirements, where the Bank retains the pre-payment
and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.
The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	July 31 2023 (1)	April 30 2023 (1)	October 31 2022 (1)
Assets
Carrying value of residential mortgage loans	$13,956	$14,970	$15,032
Other related assets (2)	10,005	9,594	9,854
Liabilities
Carrying value of associated liabilities	$22,314	$22,780	$24,173
(1)
The fair value of the transferred assets is $21,950 (April 30, 2023 – $22,753; October 31, 2022 – $23,379) and the fair value of the associated liabilities is $21,309 (April 30, 2023 – $22,153; October 31, 2022 – $23,254) for a net position of $641 (April 30, 2023 – $600; October 31, 2022 – $125).

(2)
These include cash held in trust and trust permitted investment assets, including repurchase style transactions of mortgage-backed securities, acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of credit cards and auto loans
The Bank periodically securitizes a portion of its credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans and credit card loans. During the quarter, the Bank did not enter into any new securitization arrangements.
Securities sold under repurchase agreements and securities lent
The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	July 31 2023 (1)	April 30 2023 (1)	October 31 2022 (1)
Carrying value of securities associated with:
Repurchase agreements (2)	$127,317	$114,423	$122,552
Securities lending agreements	62,452	59,028	52,178
Total	189,769	173,451	174,730
Carrying value of associated liabilities (3)	$147,432	$132,631	$139,025
(1)
The fair value of transferred assets is $189,769 (April 30, 2023 – $173,451; October 31, 2022 – $174,730) and the fair value of the associated liabilities is $147,432 (April 30, 2023 – $132,631; October 31, 2022 – $139,025) for a net position of $42,337 (April 30, 2023 – $40,820; October 31, 2022 – $35,705).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.
Other off-balance sheet arrangements
The Bank uses capital vehicles to transfer credit exposure on certain loan assets and purchases credit protection against eligible credit events from these vehicles. The vehicles collateralize their obligation using cash proceeds received
through the issuance of guarantee-linked notes. Loan assets are not sold or assigned to the vehicles and remain on the Bank’s Consolidated Statement of Financial Position. During the quarter, $949 million of guarantee-linked notes (April 30, 2023 – nil; October 31, 2022 – nil) issued by these vehicles were included in
Deposits – Business and government on the Bank’s Consolidated Statement of Financial Position.
Continuing involvement in transferred financial assets
Loans issued by the Bank under the Canada Emergency Business Account (CEBA) program are not recognized in the Consolidated Statement of Financial Position as the program meets the pass-through criteria of financial assets under IFRS 9.
As at July 31, 2023, the Bank has issued $3.6 billion CEBA loans (April 30, 2023 – $3.7 billion; October 31, 2022 – $3.9 billion). The Bank retains a continuing involvement through its servicing of these loans on behalf of Export Development Canada. The appropriate level of administration fees for servicing the loans has been recognized.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9.	Investments in associates
The Bank had significant investments in the following associates:

					As at
					July 31 2023	April 30 2023	October 31 2022
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements (1)	Carrying value	Carrying value	Carrying value
Canadian Tire Financial Services business (CTFS) (2)	Canada	Financial Services	20.00%	June 30, 2023	$550	$558	$579
Bank of Xi’an Co. Ltd. (3)	China	Banking	18.11%	June 30, 2023	1,035	1,099	1,007
Maduro & Curiel’s Bank N.V. (4)	Curacao	Banking	48.10%	June 30, 2023	456	459	438
(1)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(2)
Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest until the end of the 10th anniversary (October 1, 2024) at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After October 1, 2024 for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.

(3)
Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $581 (April 30, 2023 – $570; October 31, 2022 – $489). The market value of the investment has remained below the carrying amount. The Bank performed an impairment test as at July 31, 2023 using a value in use (VIU), discounted cash flow model. The Bank concluded that there is no impairment as at July 31, 2023.

(4)
The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of July 31, 2023, these reserves amounted to $66 (April 30, 2023 – $69; October 31, 2022 – $67).

10.	Deposits

	As at
	July 31, 2023						April 30 2023	October 31 2022
	Payable on demand (1)		Payable after notice (2)
($ millions)	Interest- bearing	Non-interest- bearing			Payable on a fixed date (3)	Total	Total	Total
Personal	$5,433	$10,395	$149,448		$119,462	$284,738	$283,651	$265,892
Business and government	154,370	33,369	46,366		381,326	615,431	611,376	597,617
Financial institutions	12,590	860	1,815		41,791	57,056	50,511	52,672
	$172,393	$44,624	$197,629	(4)	$542,579	$957,225	$945,538	$916,181
Recorded in:
Canada	$124,735	$24,547	$161,113		$367,526	$677,921	$673,137	$642,977
United States	37,904	46	516		57,534	96,000	95,338	104,984
United Kingdom	–	–	439		25,111	25,550	25,320	24,243
Mexico	–	7,471	13,556		20,241	41,268	37,681	31,841
Peru	4,863	257	5,112		6,169	16,401	16,149	16,439
Chile	1,306	4,932	161		18,009	24,408	25,464	22,105
Colombia	26	482	4,178		4,892	9,578	8,549	8,211
Other International	3,559	6,889	12,554		43,097	66,099	63,900	65,381
Total (5)	$172,393	$44,624	$197,629		$542,579	$957,225	$945,538	$916,181
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $130 (April 30, 2023 – $134; October 31, 2022 – $156) of non-interest-bearing deposits.
(5)
Deposits denominated in U.S. dollars amount to $325,622 (April 30, 2023 – $326,922; October 31, 2022 – $326,041), deposits denominated in Chilean pesos amount to $20,797 (April 30, 2023 – $21,593; October 31, 2022 – $18,740), deposits denominated in Mexican pesos amount to $37,662 (April 30, 2023 – $34,709; October 31, 2022 – $29,269) and deposits denominated in other foreign currencies amount to $122,403 (April 30, 2023 – $115,466; October 31, 2022 – $106,817).

The following table presents the maturity schedule for term deposits in Canada greater than $
100,000
(1)
.

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at July 31, 2023	$70,143	$34,446	$69,387	$129,092	$18,776	$321,844
As at April 30, 2023	$64,875	$37,468	$73,025	$123,485	$18,795	$317,648
As at October 31, 2022	$53,656	$36,035	$62,891	$110,015	$21,440	$284,037
(1)	The majority of foreign term deposits are in excess of $100,000.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Capital and financing transactions
Common shares

	For the three months ended
	July 31, 2023		July 31, 2022
($ millions)	Number of shares	Amount	Number of shares	Amount
Outstanding at beginning of period	1,198,174,512	$19,160	1,197,797,983	$18,799
Issued in relation to share-based payments, net	6,252	1	103,238	7
Issued in relation to the acquisition of a subsidiary or associated corporation	–	–	–	–
Issued in relation to the Shareholder Dividend and Share Purchase Plan (1)	7,152,387	466	–	–
Repurchased for cancellation under the Normal Course Issuer Bid (2)	–	–	(4,993,900)	(78)
Outstanding at end of period	1,205,333,151	$19,627	1,192,907,321	$18,728

	For the nine months ended
	July 31, 2023		July 31, 2022
($ millions)	Number of shares	Amount	Number of shares	Amount
Outstanding at beginning of period	1,191,375,095	$18,707	1,215,337,523	$18,507
Issued in relation to share-based payments, net	404,655	27	1,883,598	132
Issued in relation to the acquisition of a subsidiary or associated corporation	–	–	7,000,000	569
Issued in relation to the Shareholder Dividend and Share Purchase Plan (1)	13,553,401	893	–	–
Repurchased for cancellation under the Normal Course Issuer Bid (2)	–	–	(31,313,800)	(480)
Outstanding at end of period	1,205,333,151	$19,627	1,192,907,321	$18,728
(1)
Commencing with the dividend declared on February 28, 2023 and paid on April 26, 2023, the Bank issued to participants of the Shareholder Dividend and Share Purchase Plan (the Plan), common shares from treasury with a discount of 2% to the average market price (as defined in the Plan). Prior to the dividend paid on April 26, 2023, common shares received by participants under the Plan were shares purchased from the open market at prevailing market prices.

(2)
The Bank currently does not have an active normal course issuer bid and did not repurchase any common shares during the quarter ended July 31, 2023. The Bank’s previous normal course issuer bid terminated on December 1, 2022.

Subordinated debentures
Issuance
On December 20, 2022, the Bank issued JPY 33 billion 1.800% Fixed Rate Resetting Subordinated Debentures due December 20, 2032
(Non-Viability
Contingent Capital (NVCC)). The debentures are subject to optional redemption by the Bank on December 20, 2027. Interest is payable semi-annually at a rate of 1.800% per annum from and including the issue date to, but excluding, December 20, 2027, and thereafter to, but excluding, December 20, 2032, at the reference Japanese Government Bond rate plus 1.681%. The debentures contain NVCC provisions necessary to qualify as Tier 2 regulatory capital under Basel III.
On June 12, 2023, the Bank issued
$
1.0 billion 5.679%
d
ebentures due August 2, 2033 (Non-Viability Contingent Capital (NVCC)). The debentures are subject to optional redemption by the Bank on or after August 2, 2028. Interest is payable semi-annually in arrears at a rate of 5.679% from and including the issue date to, but excluding, August 2, 2028, and thereafter to, but excluding, August 2, 2033, at an annual rate equal to Daily Compounded CORRA plus 2.100%. The initial interest payment
,
payable on February 2, 2024, will be
approximately
$
36.33
per $
1,000
principal amount of debentures. The debentures contain NVCC provisions necessary to qualify as Tier 2 regulatory capital under Basel III.
Redemption
On July 21, 2023, the Bank announced
the redemption on August 31, 2023 of the
 US$55.99 million
outstanding of its US$300 million
Floating Rate Subordinated Capital Debentures due 2085
,
 at a price equal to 100% of their principal amount plus accrued
and
unpaid interest to but excluding the redemption date.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12.	Capital management
The Bank’s regulatory capital, total loss absorbing capacity and leverage measures were as follows:

	As at
($ millions)	July 31 2023	April 30 2023	October 31 2022
	Revised Basel III	Revised Basel III	Basel III
Capital (1)(2)
Common Equity Tier 1 capital	$55,832	$55,520	$53,081
Net Tier 1 capital	64,016	63,688	61,262
Total regulatory capital	74,332	73,197	70,710
Total loss absorbing capacity (3)	134,207	127,815	126,565
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets (1)(2)(4)	$439,814	$451,063	$462,448
Leverage exposures (5)	1,551,344	1,530,107	1,445,619
Regulatory ratios (1)(2)
Common Equity Tier 1 capital ratio	12.7%	12.3%	11.5%
Tier 1 capital ratio	14.6%	14.1%	13.2%
Total capital ratio	16.9%	16.2%	15.3%
Total loss absorbing capacity ratio (3)	30.5%	28.3%	27.4%
Leverage ratio (5)	4.1%	4.2%	4.2%
Total loss absorbing capacity leverage ratio (3)	8.7%	8.4%	8.8%
(1)	Regulatory ratios and amounts reported as at Q3 2023 and Q2 2023 are under Revised Basel III requirements and are not directly comparable to ratios and amounts reported in Q4 2022.
(2)
Q3 2023 and Q2 2023 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Prior year regulatory capital ratios were prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(4)
As at July 31, 2023, CET1, Tier 1, Total Capital and TLAC RWA include a Basel III floor adjustment of $1.4 billion (April 30, 2023 – $8.2 billion and as at October 31, 2022, the Bank did not have a regulatory capital floor add-on
for CET1, Tier 1, Total Capital and TLAC RWA).

(5)
Q3 2023 and Q2 2023 leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023). Prior year leverage ratios were prepared in accordance with OSFI Guideline – Leverage Requirements (November 2018).

The Bank substantially exceeded the OSFI minimum regulatory capital and TLAC ratios as at July 31, 2023, including the Domestic Stability Buffer requirement. In addition, the Bank substantially exceeded OSFI minimum leverage and TLAC leverage ratios as at July 31, 2023.

13.	Share-based payments
During the first quarter
 of 2023
, the Bank granted 2,478,138 options with an exercise price of $68.58 per option and a weighted average fair value of $6.81 to select employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.
The Bank recorded an increase to equity – other reserves of $2 million and $12 million for the three months and nine months ended July 31, 2023 (July 31, 2022 – $1 million and $9 million), respectively, as a result of equity-classified share-based payment expense.

14.	Employee benefits
Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans
(1)
.

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	April 30 2023	July 31 2022
Defined benefit service cost	$55	$55	$97	$5	$5	$6
Interest on net defined benefit (asset) liability	(8)	(8)	(8)	15	16	12
Other	3	3	4	(2)	–	2
Defined benefit expense	$50	$50	$93	$18	$21	$20
Defined contribution expense	$40	$40	$32	$–	$–	$–
Increase (decrease) in other comprehensive income related to employee benefits (2)	$200	$(222)	$(207)	$45	$(3)	$(24)

	For the nine months ended
	Pension plans		Other benefit plans
($ millions)	July 31 2023	July 31 2022	July 31 2023	July 31 2022
Defined benefit service cost	$165	$254	$15	$17
Interest on net defined benefit (asset) liability	(25)	(11)	48	35
Other	9	12	–	(5)
Defined benefit expense	$149	$255	$63	$47
Defined contribution expense	$117	$93	$–	$–
Increase (decrease) in other comprehensive income related to employee benefits (2)	$(192)	$838	$(7)	$134
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15.	Operating segments
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2022 Annual Report. Notable accounting measurement differences are:

•
tax normalization adjustments related to the
gross-up
of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•
the grossing up of
tax-exempt
net interest income and
non-interest
income to an equivalent
before-tax
basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest
income arising from taxable and
tax-exempt
sources.

	For the three months ended July 31, 2023
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (2)	Total
Net interest income (3)	$2,468	$2,118	$207	$337	$(550)	$4,580
Non-interest income (4)(5)	748	728	1,129	1,006	(101)	3,510
Total revenues	3,216	2,846	1,336	1,343	(651)	8,090
Provision for credit losses	307	516	2	(6)	–	819
Non-interest expenses	1,448	1,491	843	758	22	4,562
Provision for income taxes	399	192	123	157	(374)	497
Net income	$1,062	$647	$368	$434	$(299)	$2,212
Net income attributable to non-controlling interests in subsidiaries	$–	$19	$2	$–	$–	$21
Net income attributable to equity holders of the Bank	$1,062	$628	$366	$434	$(299)	$2,191
Average assets ($ billions)	$450	$241	$34	$493	$184	$1,402
Average liabilities ($ billions)	$376	$184	$40	$450	$273	$1,323
(1)	Business line revenues and provision for income taxes are reported on a tax equivalent basis.
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $119 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $8, International Banking – $62, Global Wealth Management – $5, and Other – $(20).

	For the three months ended April 30, 2023
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (2)	Total
Net interest income (3)	$2,340	$2,007	$209	$384	$(474)	$4,466
Non-interest income (4)(5)	794	745	1,091	968	(135)	3,463
Total revenues	3,134	2,752	1,300	1,352	(609)	7,929
Provision for credit losses	218	436	2	53	–	709
Non-interest expenses	1,457	1,479	818	752	70	4,576
Provision for income taxes	399	172	124	146	(356)	485
Net income	$1,060	$665	$356	$401	$(323)	$2,159
Net income attributable to non-controlling interests in subsidiaries	$–	$23	$3	$–	$–	$26
Net income attributable to equity holders of the Bank	$1,060	$642	$353	$401	$(323)	$2,133
Average assets ($ billions)	$451	$239	$34	$488	$178	$1,390
Average liabilities ($ billions)	$367	$181	$41	$446	$278	$1,313
(1)	Business line revenues and provision for income taxes are reported on a tax equivalent basis.
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $119 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $25, International Banking – $69, Global Wealth Management – $5, and Other – $(35).

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended July 31, 2022
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (2)	Total
Net interest income (3)	$2,361	$1,759	$200	$405	$(49)	$4,676
Non-interest income (4)(5)	758	660	1,112	747	(154)	3,123
Total revenues	3,119	2,419	1,312	1,152	(203)	7,799
Provision for credit losses	93	325	5	(15)	4	412
Non-interest expenses	1,385	1,295	796	655	60	4,191
Provision for income taxes	428	122	133	134	(215)	602
Net income	$1,213	$677	$378	$378	$(52)	$2,594
Net income attributable to non-controlling interests in subsidiaries	$–	$52	$2	$–	$–	$54
Net income attributable to equity holders of the Bank	$1,213	$625	$376	$378	$(52)	$2,540
Average assets ($ billions)	$437	$209	$33	$443	$173	$1,295
Average liabilities ($ billions)	$337	$155	$48	$419	$263	$1,222
(1)	Business line revenues and provision for income taxes are reported on a tax equivalent basis.
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $92 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $15, International Banking – $54, Global Wealth Management – $3, and Other – $(28).

	For the nine months ended July 31, 2023
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (2)	Total
Net interest income (3)	$7,194	$6,024	$629	$1,175	$(1,407)	$13,615
Non-interest income (4)(5)	2,320	2,275	3,330	3,023	(564)	10,384
Total revenues	9,514	8,299	3,959	4,198	(1,971)	23,999
Provision for credit losses	743	1,356	5	62	–	2,166
Non-interest expenses	4,354	4,406	2,463	2,283	96	13,602
Provision for income taxes	1,208	533	380	499	(532)	2,088
Net income	$3,209	$2,004	$1,111	$1,354	$(1,535)	$6,143
Net income attributable to non-controlling interests in subsidiaries	$–	$80	$7	$–	$–	$87
Net income attributable to equity holders of the Bank	$3,209	$1,924	$1,104	$1,354	$(1,535)	$6,056
Average assets ($ billions)	$450	$236	$34	$487	$184	$1,391
Average liabilities ($ billions)	$367	$178	$41	$450	$278	$1,314
(1)	Business line revenues and provision for income taxes are reported on a tax equivalent basis.
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $358 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $48, International Banking – $194, Global Wealth Management – $13, and Other – $(120).

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the nine months ended July 31, 2022
($ millions)	Canadian Banking (1)	International Banking (1)	Global Wealth Management (1)	Global Banking and Markets (1)	Other (2)	Total
Net interest income (3)	$6,638	$5,094	$558	$1,138	$65	$13,493
Non-interest income (4)(5)	2,258	2,129	3,534	2,680	(304)	10,297
Total revenues	8,896	7,223	4,092	3,818	(239)	23,790
Provision for credit losses	46	875	5	(77)	4	853
Non-interest expenses	3,991	3,848	2,461	1,978	295	12,573
Provision for income taxes	1,266	512	424	490	(409)	2,283
Net income	$3,593	$1,988	$1,202	$1,427	$(129)	$8,081
Net income attributable to non-controlling interests in subsidiaries	$–	$213	$7	$–	$–	$220
Net income attributable to equity holders of the Bank	$3,593	$1,775	$1,195	$1,427	$(129)	$7,861
Average assets ($ billions)	$424	$203	$32	$440	$166	$1,265
Average liabilities ($ billions)	$328	$149	$48	$409	$258	$1,192
(1)	Business line revenues and provision for income taxes are reported on a tax equivalent basis.
(2)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $276 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $41, International Banking – $199, Global Wealth Management – $9, and Other – $(30).

16.	Interest income and expense

	For the three months ended												For the nine months ended
	July 31, 2023				April 30, 2023				July 31, 2022				July 31, 2023				July 31, 2022
($ millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost (1)	$13,124		$10,058		$12,463		$9,357		$8,174		$4,169		$37,484		$27,960		$20,978		$8,819
Measured at FVOCI (1)	1,003		–		921		–		450		–		2,737		–		892		–
	14,127		10,058		13,384		9,357		8,624		4,169		40,221		27,960		21,870		8,819
Other	562	(2)	51	(3)	486	(2)	47	(3)	261	(2)	40	(3)	1,494	(2)	140	(3)	570	(2)	128	(3)
Total	$14,689		$10,109		$13,870		$9,404		$8,885		$4,209		$41,715		$28,100		$22,440		$8,947
(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)
Includes interest on lease liabilities for the three months ended July 31, 2023 – $29 (April 30, 2023 – $29; July 31, 2022 – $27) and for the nine months ended July 31, 2023 – $84 (
July 31, 2022 – $
80).

17.	Earnings per share

	For the three months ended			For the nine months ended
($ millions)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	July 31 2022
Basic earnings per common share
Net income attributable to common shareholders	$2,086	$2,029	$2,504	$5,746	$7,707
Weighted average number of common shares outstanding (millions)	1,199	1,192	1,195	1,194	1,201
Basic earnings per common share (1) (in dollars)	$1.74	$1.70	$2.10	$4.81	$6.41
Diluted earnings per common share
Net income attributable to common shareholders	$2,086	$2,029	$2,504	$5,746	$7,707
Dilutive impact of share-based payment options and others (2)	2	(11)	6	(24)	91
Net income attributable to common shareholders (diluted)	$2,088	$2,018	$2,510	$5,722	$7,798
Weighted average number of common shares outstanding (millions)	1,199	1,192	1,195	1,194	1,201
Dilutive impact of share-based payment options and others (2) (millions)	15	5	8	7	20
Weighted average number of diluted common shares outstanding (millions)	1,214	1,197	1,203	1,201	1,221
Diluted earnings per common share (1) (in dollars)	$1.72	$1.69	$2.09	$4.76	$6.39
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)
Certain options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18.	Financial instruments
(a) Risk management
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2022.
(i) Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.
Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Internal Ratings-Based approach (IRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the IRB approach, the Bank uses internal risk parameter estimates, based on historical experience.
Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail
exposures and product type for retail exposures.

Exposure at default (1)(2)	As at
	July 31, 2023			April 30 2023	October 31 2022
	Revised Basel III			Revised Basel III	Basel III
($ millions)	IRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail
Drawn (3)(4)	$477,168	$72,255	$549,423	$546,224	$534,978
Undrawn commitments	92,681	7,458	100,139	106,677	132,195
Other exposures (5)	120,636	6,424	127,060	114,853	130,471
Total non-retail	$690,485	$86,137	$776,622	$767,754	$797,644
Retail (6)
Drawn	$290,434	$114,759	$405,193	$406,195	$392,143
Undrawn commitments and other exposures	97,252	9,097	106,349	105,176	57,913
Total retail	$387,686	$123,856	$511,542	$511,371	$450,056
Total	$1,078,171	$209,993	$1,288,164	$1,279,125	$1,247,700
(1)	Regulatory amounts reported as at Q3 2023 and Q2 2023 are under Revised Basel III requirements and are not directly comparable to amounts reported in Q4 2022.
(2)	After credit risk mitigation and excludes equity securities and other assets.
(3)	Non-retail drawn exposures include government guaranteed and privately insured mortgages and retail loans.
(4)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and FVOCI debt securities.
(5)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(6)	Retail includes residential mortgages, credit cards, lines of credit, other personal loans and small business treated as other regulatory retail.
Credit quality of
non-retail
exposures
The Bank’s
non-retail
portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2022.
Credit quality of retail exposures
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of July 31, 2023, 26% (April 30, 2023 – 27%; October 31, 2022 – 28%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value
ratio of the uninsured portion of the Canadian residential mortgage portfolio is 51% (April 30, 2023 – 53%; October 31, 2022 – 49%).
Retail standardized portfolio
The retail standardized portfolio of $124 billion as at July 31, 2023 (April 30, 2023 – $123 billion; October 31, 2022 – $111 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in Latin America and the Caribbean.

Of the total retail standardized exposures, $65 billion (April 30, 2023 – $65 billion; October 31, 2022 – $63 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value
ratio of below 80%.
(ii) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.
The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.
(iii) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customers’ preferences (e.g. mortgage prepayment rates).
Non-trading
foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates.
As at July 31, 2023, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax
annual earnings by approximately $68 million (April 30, 2023 – $71 million; July 31, 2022 – $43 million) in the absence of hedging activity, due primarily from exposure to U.S. dollars.
A similar change in the Canadian dollar as at July 31, 2023, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $328 million (April 30, 2023 – $325 million; July 31, 2022 – $297 million), net of hedging.
Non-trading
equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 6.
Trading portfolio risk management
The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at
	July 31, 2023 (1)			July 31	April 30	July 31
($ millions)	Average	High	Low	2023	2023	2022
Credit spread plus interest rate	$15.0	$24.0	$10.6	$12.6	$19.1	$16.2
Credit spread	7.6	9.9	6.4	6.9	7.4	5.3
Interest rate	11.5	17.3	8.3	10.5	17.4	15.0
Equities	4.0	5.7	2.8	3.1	4.3	4.6
Foreign exchange	2.9	6.6	1.5	1.6	4.2	2.3
Commodities	4.7	5.6	3.7	3.7	4.6	3.4
Debt specific	3.3	4.6	2.4	2.6	3.2	2.1
Diversification effect	(14.4)	–	–	(11.3)	(13.5)	(11.5)
Total VaR	$15.5	$21.9	$11.0	$12.3	$21.9	$17.1
Total Stressed VaR	$32.0	$63.6	$13.9	$18.4	$47.5	$31.4
(1)
Effective Q1 2023, the 2019/2020 COVID period was used to generate the Stressed VaR. In the prior periods, the Stressed VaR was calculated using the 2008/2009 credit crisis period.

Stressed VaR is calculated using the largest loss across historical periods as applied to the current portfolio.

(b) Financial instruments designated at fair value through profit or loss
In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.
The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted at a benchmark rate.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the fair value of liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value (1)			Cumulative change in fair value (2)
	As at			For the three months ended				As at
($ millions)	July 31 2023	April 30 2023	July 31 2022	July 31 2023	April 30 2023	July 31 2022	July 31 2023	April 30 2023	July 31 2022
Liabilities
Senior note liabilities (3)	$28,893	$26,935	$22,876	$(1,906)	$2,104	$302	$4,567	$6,473	$4,410
(1)	Change in the difference between the contractual maturity amount and the carrying value.
(2)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(3)
Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest
income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest
income – trading revenues.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior note liabilities
($ millions)	Contractual maturity amount	Carrying value	Difference between contractual maturity amount and carrying value	Change in fair value for the three month period attributable to change in own credit risk recorded in other comprehensive income	Cumulative change in fair value due to change in own credit risk (1)
As at July 31, 2023	$33,460	$28,893	$4,567	$(1,848)	$(48)
As at April 30, 2023	$33,408	$26,935	$6,473	$ 1,661	$1,800
As at July 31, 2022	$27,286	$22,876	$4,410	$ 567	$856
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(c) Financial instruments – fair value
Fair value of financial instruments
The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.
Refer to Note 7 of the Bank’s audited consolidated financial statements in the 2022 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.
The following table sets out the fair values of financial instruments of the Bank and excludes non-financial
assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	July 31, 2023		April 30, 2023		October 31, 2022
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$90,325	$90,325	$63,893	$63,893	$65,895	$65,895
Trading assets	119,301	119,301	114,695	114,695	113,154	113,154
Securities purchased under resale agreements and securities borrowed	198,358	198,358	184,684	184,684	175,313	175,313
Derivative financial instruments	44,655	44,655	44,725	44,725	55,699	55,699
Investment securities – FVOCI and FVTPL	82,003	82,003	88,318	88,318	86,398	86,398
Investment securities – amortized cost	26,833	28,192	27,270	28,277	22,443	23,610
Loans	737,119	752,205	749,544	764,068	729,149	744,987
Customers’ liability under acceptances	20,425	20,425	21,901	21,901	19,494	19,494
Other financial assets	22,551	22,551	24,918	24,918	27,394	27,394
Liabilities:
Deposits	947,312	957,225	936,437	945,538	904,033	916,181
Financial instruments designated at fair value through profit or loss	28,893	28,893	26,935	26,935	22,421	22,421
Acceptances	20,478	20,478	21,951	21,951	19,525	19,525
Obligations related to securities sold short	37,522	37,522	41,310	41,310	40,449	40,449
Derivative financial instruments	50,848	50,848	50,562	50,562	65,900	65,900
Obligations related to securities sold under repurchase agreements and securities lent	147,432	147,432	132,631	132,631	139,025	139,025
Subordinated debentures	9,351	9,566	8,574	8,784	8,038	8,469
Other financial liabilities	49,050	49,963	50,182	51,486	45,723	46,682

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d) Fair value hierarchy
The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.
Quoted prices are not always available for
over-the-counter
transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.
Where financial instruments trade in inactive markets, illiquid markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are classified as Level 3.
The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	July 31, 2023				April 30, 2023
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$1,009	$–	$1,009	$–	$1,191	$–	$1,191
Trading assets
Loans	–	8,420	–	8,420	–	6,905	5	6,910
Canadian federal government and government guaranteed debt	12,799	4,694	–	17,493	15,145	2,944	–	18,089
Canadian provincial and municipal debt	4,474	3,890	–	8,364	4,673	4,470	–	9,143
U.S. treasury and other U.S. agencies’ debt	12,761	–	–	12,761	11,911	536	–	12,447
Other foreign governments’ debt	553	9,834	–	10,387	15	9,295	–	9,310
Corporate and other debt	2,642	7,378	–	10,020	2,513	8,117	–	10,630
Equity securities	49,157	127	1	49,285	45,852	88	1	45,941
Other	–	2,571	–	2,571	–	2,225	–	2,225
	$82,386	$36,914	$1	$119,301	$80,109	$34,580	$6	$114,695
Investment securities (2)
Canadian federal government and government guaranteed debt	$6,223	$4,763	$–	$10,986	$4,569	$4,720	$–	$9,289
Canadian provincial and municipal debt	2,378	3,898	–	6,276	3,729	3,922	–	7,651
U.S. treasury and other U.S. agencies’ debt	28,232	2,296	–	30,528	31,318	2,139	–	33,457
Other foreign governments’ debt	1,253	26,789	–	28,042	3,352	28,117	–	31,469
Corporate and other debt	–	2,144	42	2,186	–	2,061	55	2,116
Equity securities	1,993	227	1,765	3,985	2,383	219	1,734	4,336
	$40,079	$40,117	$1,807	$82,003	$45,351	$41,178	$1,789	$88,318
Derivative financial instruments
Interest rate contracts	$–	$14,151	$–	$14,151	$–	$13,478	$–	$13,478
Foreign exchange and gold contracts	–	25,077	–	25,077	–	25,792	–	25,792
Equity contracts	41	2,883	30	2,954	38	2,451	32	2,521
Credit contracts	–	396	3	399	–	481	3	484
Commodity contracts	–	2,064	10	2,074	–	2,435	15	2,450
	$41	$44,571	$43	$44,655	$38	$44,637	$50	$44,725
Liabilities:
Deposits	$–	$78	$–	$78	$–	$116	$–	$116
Financial liabilities designated at fair value through profit or loss	–	28,893	–	28,893	–	26,935	–	26,935
Obligations related to securities sold short	31,661	5,860	1	37,522	35,613	5,696	1	41,310

Derivative financial instruments
Interest rate contracts	–	21,335	–	21,335	–	19,520	–	19,520
Foreign exchange and gold contracts	–	24,093	–	24,093	–	25,813	–	25,813
Equity contracts	82	3,026	16	3,124	185	2,578	22	2,785
Credit contracts	–	28	2	30	–	24	1	25
Commodity contracts	–	2,259	7	2,266	–	2,415	4	2,419
	$82	$50,741	$25	$50,848	$185	$50,350	$27	$50,562
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $28,192 (April 30, 2023 – $28,277).

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2022
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$543	$–	$543
Trading assets
Loans	–	7,811	–	7,811
Canadian federal government and government guaranteed debt	10,139	4,595	–	14,734
Canadian provincial and municipal debt	4,299	5,978	–	10,277
U.S. treasury and other U.S. agencies’ debt	11,957	–	–	11,957
Other foreign governments’ debt	15	8,287	–	8,302
Corporate and other debt	2,367	8,976	1	11,344
Equity securities	46,698	224	11	46,933
Other	–	1,796	–	1,796
	$75,475	$37,667	$12	$113,154
Investment securities (2)
Canadian federal government and government guaranteed debt	$4,947	$6,055	$–	$11,002
Canadian provincial and municipal debt	2,029	3,400	–	5,429
U.S. treasury and other U.S. agencies’ debt	32,412	2,824	–	35,236
Other foreign governments’ debt	3,217	24,487	–	27,704
Corporate and other debt	40	1,874	48	1,962
Equity securities	3,210	215	1,640	5,065
	$45,855	$38,855	$1,688	$86,398
Derivative financial instruments
Interest rate contracts	$–	$15,193	$17	$15,210
Foreign exchange and gold contracts	–	32,223	–	32,223
Equity contracts	332	2,209	20	2,561
Credit contracts	–	780	–	780
Commodity contracts	–	4,912	13	4,925
	$332	$55,317	$50	$55,699
Liabilities:
Deposits	$–	$15	$–	$15
Financial liabilities designated at fair value through profit or loss	–	22,421	–	22,421
Obligations related to securities sold short	35,059	5,387	3	40,449

Derivative financial instruments
Interest rate contracts	–	22,842	12	22,854
Foreign exchange and gold contracts	–	35,634	–	35,634
Equity contracts	636	3,063	21	3,720
Credit contracts	–	25	–	25
Commodity contracts	–	3,660	7	3,667
	$636	$65,224	$40	$65,900
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $23,610.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 instrument fair value changes
Financial instruments categorized as Level 3 as at July 31, 2023, in the fair value hierarchy comprise certain structured corporate bonds, equity securities, complex derivatives and obligations related to securities sold short.
The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended July 31, 2023.
All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at July 31, 2023
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (1)
Trading assets
Loans	$5	$–	$–	$–	$–	$(5)	$–	$–
Equity securities	1	–	–	1	–	(1)	1	–
	6	–	–	1	–	(6)	1	–
Investment securities
Corporate and other debt	55	(3)	(2)	–	(8)	–	42	(3)
Equity securities	1,734	15	3	48	(38)	3	1,765	15
	1,789	12	1	48	(46)	3	1,807	12
Derivative financial instruments – assets
Equity contracts	32	2	–	1	–	(5)	30	3 (2)
Credit contracts	3	–	–	–	–	–	3	–
Commodity contracts	15	(5)	–	–	–	–	10	(5)

Derivative financial instruments – liabilities
Equity contracts	(22)	2	–	(4)	–	8	(16)	2 (2)
Credit contracts	(1)	(1)	–	–	–	–	(2)	(1)
Commodity contracts	(4)	(3)	–	–	–	–	(7)	(3)
	23	(5)	–	(3)	–	3	18	(4)
Obligations related to securities sold short	(1)	–	–	–	–	–	(1)	–
Total	$1,817	$7	$1	$46	$(46)	$–	$1,825	$8
(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market
changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize the changes in Level 3 instruments carried at fair value for the three months ended April 30, 2023 and October 31, 2022.

	As at April 30, 2023
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$35	$–	$–	$6	$(28)	$(7)	$6
Investment securities	1,709	45	2	54	(19)	(2)	1,789
Derivative financial instruments	12	(2)	–	(2)	2	13	23
Obligations related to securities sold short	(6)	–	–	–	–	5	(1)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

	As at October 31, 2022
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$43	$(1)	$–	$–	$(1)	$(29)	$12
Investment securities	1,735	74	–	56	(62)	(115)	1,688
Derivative financial instruments	25	(18)	–	3	–	–	10
Financial liabilities designated at fair value through profit or loss	(12)	–	–	–	12	–	–
Obligations related to securities sold short	(3)	–	–	(2)	3	(1)	(3)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
Significant transfers
Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
The following significant transfers made between Level 1 and 2, were based on whether the fair value was determined using quoted market prices from an active market.
During the three months ended July 31, 2023:

•	Trading assets of $1,213 million, investment securities of $462 million and obligations related to securities sold short of $142 million were transferred out of Level 2 into Level 1.

•	Trading assets of $1,376 million, investment securities of $882 million and obligations related to securities sold short of $710 million were transferred out of Level 1 into Level 2.
During the three months ended April 30, 2023:

•	Trading assets of $1,143 million, investment securities of $612 million and obligations related to securities sold short of $67 million were transferred out of Level 2 into Level 1.

•	Trading assets of $1,546 million, investment securities of $505 million and obligations related to securities sold short of $312 million were transferred out of Level 1 into Level 2.
During the three months ended October 31, 2022:

•	Trading assets of $9,837 million, investment securities of $6,265 million and obligations related to securities sold short of $3,966 million were transferred out of Level 2 into Level 1.

•	Trading assets of $798 million, investment securities of $235 million and obligations related to securities sold short of $89 million were transferred out of Level 1 into Level 2.
There were no significant transfers into and out of Level 3 during the three months ended July 31, 2023 and April 30, 2023.
During the three months ended October 31, 2022, Investments in other foreign governments’ debt of $120 million were transferred out of Level 3 into Level 2. Transfers were a result of the change in the observability of the price used for valuing the securities.
Level 3 sensitivity
The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.
Refer to Note 7 of the Bank’s audited consolidated financial statements for the year ended October 31, 2022 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

Scotiabank Third Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

19.	Corporate income taxes
Tax Assessments
The Bank received reassessments totaling $1,555 million of tax and interest as a result of the Canada Revenue Agency (CRA) denying the tax deductibility of certain Canadian dividends received during the 2011-201
8
taxation years. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by tax rules introduced in 2015 and 2018. The Bank has filed a Notice of Appeal with the Tax Court of Canada against the federal reassessment in respect of its 2011 taxation year. In addition, a subsidiary of the Bank received reassessments on the same matter in respect of its 2018 taxation year totaling $2 million of tax and interest.
A subsidiary of the Bank received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its 2014-2018 taxation years totaling $551 million of tax, penalties and interest. The subsidiary has filed a Notice of Appeal with the Tax Court of Canada against the federal assessment in respect of its 2014-201
8
taxation years.
In respect of both matters, the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.
Canadian Federal Tax Measures
On December 15, 2022, certain Canadian federal tax measures impacting the Bank were enacted into law including the Canada Recovery Dividend (CRD), a one-time
15% tax on taxable income in excess of $1 billion, as well as an increase of 1.5% to the federal corporate income tax rate on taxable income above $100 million.
The impact of these enacted tax measures was recognized in the Bank’s financial results for the quarter ended January 31, 2023. The Bank recognized income tax expense of $579 million in the Consolidated Statement of Income for the present value of the total CRD payable of approximately $640 million. The difference will accrete as interest expense over the remaining four-year period. The increase in the Canadian statutory tax rate resulted in a benefit of $39 million related to the 2022 taxation year, recorded in Q1 2023. This included the revaluation of the Bank’s deferred tax assets and liabilities. Of this amount, $13 million was recognized in the Consolidated Statement of Income and the remainder in Other Comprehensive Income.

Scotiabank Third Quarter Report 2023

SHAREHOLDER INFORMATION

Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the transfer agent.
Dividend Dates for 2023
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 4, 2023	January 27, 2023
April 4, 2023	April 26, 2023
July 5, 2023	July 27, 2023
October 3, 2023	October 27, 2023
Annual Meeting
The Annual Meeting for fiscal year 2023 is scheduled for April 9, 2024.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference Call and Web Broadcast
The quarterly results conference call will take place on August 29, 2023, at 8:15 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at
416-641-6104
or toll-free, at
1-800-952-5114
using ID 2672535# (please call shortly before 8:15 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from August 29, 2023, to October 5, 2023, by calling
905-694-9451
or
1-800-408-3053
(North America toll-free) and entering the access code 1127377#.

Contact Information
Investors:
Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Telephone:
(416) 775-0798
E-mail:
investor.relations@scotiabank.com
Global Communications:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
E-mail:
corporate.communications@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone:
1-877-982-8767
E-mail:
service@computershare.com

Scotiabank Third Quarter Report 2023

SHAREHOLDER INFORMATION

Co-Transfer
Agent (U.S.A.)
Computershare Trust Company, N.A.
Overnight Mail Delivery:
Computershare C/O: Shareholder Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
First Class, Registered or Certified Mail Delivery:
Computershare C/O: Shareholder Services
P.O. Box 505000, Louisville, KY 40233-5000
Tel:
1-800-962-4284
E-mail:
service@computershare.com
For other shareholder enquiries, please contact the Corporate Secretary’s Department:
Scotiabank
40 Temperance Street
Toronto, Ontario, Canada M5H 0B4
Telephone:
(416) 866-3672
E-mail:
corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40 rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada.